UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 8-K

Current Report

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): May 13, 2021

THE GOODYEAR TIRE & RUBBER COMPANY

(Exact name of registrant as specified in its charter)

Ohio	1-1927	34-0253240
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

200 Innovation Way, Akron, Ohio	44316-0001
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: (330) 796-2121

Not Applicable

Former name or former address, if changed since last report

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, Without Par Value	GT	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 8.01.	Other Events.

Financial and Other Information Related to the Cooper Transaction

The Goodyear Tire & Rubber Company (“Goodyear”) is filing this Current Report on Form 8-K to provide certain financial information with respect to Cooper Tire & Rubber Company (“Cooper” or “Cooper Tire”) and Goodyear’s proposed acquisition of Cooper. As previously disclosed in its Current Report on Form 8-K filed on February 25, 2021, Goodyear and Vulcan Merger Sub, Inc., a wholly owned subsidiary of Goodyear (“Merger Sub”), entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Cooper on February 22, 2021. The Merger Agreement provides, among other things, that on the terms and subject to the conditions set forth therein, Merger Sub will merge with and into Cooper, with Cooper surviving as a wholly owned subsidiary of Goodyear. On April 30, 2021, Cooper’s stockholders approved the Merger Agreement. On May 10, 2021, the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 expired. The acquisition remains subject to certain regulatory approvals and customary closing conditions.

Included in this Current Report on Form 8-K are:

(a) the audited consolidated balance sheets of Cooper as of December 31, 2020 and 2019, the related consolidated statements of income, comprehensive income, equity and cash flows for each of the three years in the period ended December 31, 2020, the related notes, and the related report of Ernst & Young LLP, Cooper’s independent registered public accounting firm, which are included as Exhibit 99.1;

(b) the unaudited condensed consolidated balance sheets of Cooper as of March 31, 2021, the unaudited condensed consolidated statements of operations, comprehensive income (loss) and cash flows for the three months ended March 31, 2021 and March 31, 2020, and the related notes, which are included as Exhibit 99.2; and

(c) the unaudited pro forma condensed combined financial statements of Goodyear giving effect to the acquisition of Cooper (the “pro forma financial information”), which includes the unaudited pro forma condensed combined balance sheet as of March 31, 2021, the unaudited pro forma condensed combined statements of operations for the year ended December 31, 2020 and the three months ended March 31, 2021, and the notes related thereto, which is included as Exhibit 99.3.

Also included in this Current Report on Form 8-K is the consent of Ernst & Young LLP consenting to the incorporation by reference in certain of Goodyear’s Registration Statements of its report forming part of Exhibit 99.1, which is included as Exhibit 23.1.

The pro forma financial information included in this Current Report on Form 8-K has been presented for informational purposes only. It does not purport to represent the actual results of operations that Goodyear and Cooper would have achieved had the companies been combined during the periods presented in the pro forma financial information and is not intended to project the future results of operations that the combined company may achieve after Goodyear’s pending acquisition of Cooper is consummated.

Additional Information and Where to Find It

Investors and security holders will be able to obtain free copies of documents filed with the Securities and Exchange Commission (“SEC”) by Goodyear through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Goodyear will be available free of charge on Goodyear’s website at corporate.goodyear.com/en-US/investors.html.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval in any jurisdiction, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

Cautionary Notes on Forward-Looking Statements

This communication contains forward-looking statements within the meaning of the federal securities laws, including Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements generally include statements regarding the potential transaction between Goodyear and Cooper, including any statements regarding the expected timetable for completing the potential transaction, the ability to complete the potential transaction, the expected benefits of the potential transaction (including anticipated annual run-rate operating and other cost synergies and anticipated accretion to return on capital employed, free cash flow, and earnings per share), projected financial information, future opportunities, and any other statements regarding Goodyear’s and Cooper’s future expectations, beliefs, plans, objectives, results of operations, financial condition and cash flows, or future events or performance. These statements are often, but not always, made through the use of words or phrases such as “anticipates,” “expects,” “intends,” “plans,” “targets,” “forecasts,” “projects,” “believes,” “seeks,” “schedules,” “estimates,” “positions,” “pursues,” “may,” “could,” “should,” “will,” “budgets,” “outlook,” “trends,” “guidance,” “focus,” “on schedule,” “on track,” “is slated,” “goals,” “objectives,” “strategies,” “opportunities,” “poised,” “potential” and similar expressions. All such forward-looking statements are based on current expectations of Goodyear’s and Cooper’s management and therefore involve estimates and assumptions that are subject to risks, uncertainties and other factors that could cause actual results to differ materially from the results expressed in the statements.

Key factors that could cause actual results to differ materially from those projected in the forward-looking statements include uncertainties as to the timing to consummate the potential transaction; the risk that a condition to closing the potential transaction may not be satisfied; the risk that regulatory approvals are not obtained or are obtained subject to conditions that are not anticipated by the parties; the effects of disruption to Goodyear’s or Cooper’s respective businesses; the effect of this communication on Goodyear’s stock price; the effects of industry, market, economic, political or regulatory conditions outside of Goodyear’s control; transaction costs; Goodyear’s ability to achieve the benefits from the proposed transaction, including the anticipated annual run-rate operating and other cost synergies and accretion to return on capital employed, free cash flow, and earnings per share; Goodyear’s ability to promptly, efficiently and effectively integrate acquired operations into its own operations; unknown liabilities; and the diversion of management time on transaction-related issues. Additional information concerning these risks, uncertainties and assumptions can be found in Goodyear’s and Cooper’s respective filings with the SEC, including the risk factors discussed in Goodyear’s and Cooper’s most recent annual reports on Form 10-K and quarterly reports on Form 10-Q and future filings with the SEC.

While the list of factors presented here is considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward-looking statements. Consequences of material differences in results as compared with those anticipated in the forward-looking statements could include, among other things, business disruption, operational problems, financial loss, legal liability to third parties and similar risks, any of which could have a material adverse effect on Goodyear’s financial condition, results of operations, credit rating or liquidity. Goodyear does not assume any obligation to publicly provide revisions or updates to any forward-looking statements, whether as a result of new information, future developments or otherwise, should circumstances change, except as otherwise required by securities and other applicable laws.

Item 9.01.	Exhibits

Exhibit Number	Description of Exhibit

23.1	Consent of Ernst & Young LLP, independent registered public accounting firm of Cooper Tire & Rubber Company.

99.1	The audited consolidated balance sheets of Cooper Tire & Rubber Company as of December 31, 2020 and 2019, the related consolidated statements of income, comprehensive income, equity and cash flows for each of the three years in the period ended December 31, 2020, the related notes, and the related report of Ernst & Young LLP, Cooper Tire & Rubber Company’s independent registered public accounting firm.

99.2	The unaudited condensed consolidated balance sheets of Cooper Tire & Rubber Company as of March 31, 2021, the unaudited condensed consolidated statements of operations, comprehensive income (loss) and cash flows for the three months ended March 31, 2021 and March 31, 2020, and the related notes.

99.3	The unaudited pro forma condensed combined financial statements of The Goodyear Tire & Rubber Company, giving effect to the acquisition of Cooper Tire & Rubber Company.

104	Cover Page Interactive Data File - the cover page XBRL tags are embedded within the Inline XBRL document.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

Date: May 13, 2021	THE GOODYEAR TIRE & RUBBER COMPANY

	By:	/s/ Darren R. Wells
Darren R. Wells
Executive Vice President and Chief Financial Officer

Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in (i) the Registration Statement on Form S-3 (No. 333-238212), (ii) the Registration Statement on Form S-4 (No. 333-254482) and (iii) the Registration Statements on Form S-8 (Nos. 333-219603, 333-190252, 333-177752, 333-150405, 333-141468, 333-126566, and 333-126565) of The Goodyear Tire & Rubber Company of our report dated February 22, 2021, relating to the consolidated financial statements and schedule of Cooper Tire & Rubber Company appearing in this Current Report on Form 8-K of The Goodyear Tire & Rubber Company.

/s/ Ernst & Young LLP
ERNST & YOUNG LLP

Toledo, Ohio
May 13, 2021

Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in (i) the Registration Statement on Form S-3 (No. 333-238212), (ii) the Registration Statement on Form S-4 (No. 333-254482) and (iii) the Registration Statements on Form S-8 (Nos. 333-219603, 333-190252, 333-177752, 333-150405, 333-141468, 333-126566, and 333-126565) of The Goodyear Tire & Rubber Company of our report dated February 22, 2021, relating to the consolidated financial statements and schedule of Cooper Tire & Rubber Company appearing in this Current Report on Form 8-K of The Goodyear Tire & Rubber Company.

/s/ Ernst & Young LLP
ERNST & YOUNG LLP

Toledo, Ohio
May 13, 2021

Exhibit 99.1

COOPER TIRE & RUBBER COMPANY

CONSOLIDATED STATEMENTS OF INCOME

(Dollar amounts in thousands except per share amounts)

	Twelve Months Ended December 31,
	2020	2019	2018
Net sales	$2,521,074	$2,752,639	$2,808,062
Cost of products sold	2,033,260	2,319,349	2,364,769

Gross profit	487,814	433,290	443,293
Selling, general and administrative expense	244,529	250,017	244,221
Restructuring expense	12,404	8,818	—
Goodwill impairment charge	—	—	33,827

Operating profit	230,881	174,455	165,245
Interest expense	(22,707)	(31,189)	(32,181)
Interest income	3,569	9,458	10,216
Other pension and postretirement benefit expense	(25,419)	(41,567)	(27,806)
Other non-operating income (expense)	4,579	(1,485)	(1,416)

Income before income taxes	190,903	109,672	114,058
Income tax provision	46,999	11,355	33,495

Net income	143,904	98,317	80,563
Net income attributable to noncontrolling shareholders’ interests	1,115	1,913	3,977

Net income attributable to Cooper Tire & Rubber Company	$142,789	$96,404	$76,586

Earnings per share:
Basic	$2.84	$1.92	$1.52

Diluted	$2.83	$1.91	$1.51

See accompanying Notes to Consolidated Financial Statements.

COOPER TIRE & RUBBER COMPANY

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(Dollar amounts in thousands)

	Twelve Months Ended December 31,
	2020	2019	2018
Net income	$143,904	$98,317	$80,563
Other comprehensive income (loss):
Cumulative currency translation adjustments	28,892	4,742	(24,430)
Currency loss charged to equity as part of acquisition of noncontrolling shareholder interest	(11,748)	—	—
Financial instruments:
Change in the fair value of derivatives, net of reclassifications	(8,429)	(3,753)	2,628
Income tax provision on derivative instruments	2,206	1,054	(827)

Financial instruments, net of tax	(6,223)	(2,699)	1,801
Postretirement benefit plans:
Amortization of actuarial loss	35,257	35,843	37,203
Amortization of prior service cost (credit)	1,429	603	(541)
Actuarial (loss) gain	(37,979)	(12,877)	12,913
Pension settlement charges	4,155	4,262	—
Prior service effect of plan amendment	(2,581)	(3,069)	(3,704)
Income tax impact on postretirement benefit plans	(3,641)	(9,333)	(8,326)
Foreign currency translation loss	(4,611)	(2,668)	(264)

Postretirement benefit plans, net of tax	(7,971)	12,761	37,281

Other comprehensive income	2,950	14,804	14,652

Comprehensive income	146,854	113,121	95,215
Less: Comprehensive income attributable to noncontrolling shareholders’ interests	3,394	2,708	1,740

Comprehensive income attributable to Cooper Tire & Rubber Company	$143,460	$110,413	$93,475

See accompanying Notes to Consolidated Financial Statements.

COOPER TIRE & RUBBER COMPANY

CONSOLIDATED BALANCE SHEETS

(Dollar amounts in thousands except per share amounts)

	December 31,
	2020	2019
ASSETS
Current assets:
Cash and cash equivalents	$625,758	$391,332
Notes receivable	9,076	535
Accounts receivable, less allowances of $11,162 at 2020 and $8,109 at 2019	506,305	544,257
Inventories:
Finished goods	264,785	326,839
Work in process	24,594	28,250
Raw materials and supplies	98,277	109,132

Total inventories	387,656	464,221
Other current assets	53,420	52,635

Total current assets	1,582,215	1,452,980
Property, plant and equipment:
Land and land improvements	57,941	53,516
Buildings	355,564	344,142
Machinery and equipment	2,154,000	2,042,578
Molds, cores and rings	266,671	262,444

Total property, plant and equipment	2,834,176	2,702,680
Less: Accumulated depreciation	1,756,552	1,655,438

Property, plant and equipment, net	1,077,624	1,047,242
Operating lease right-of-use assets, net of accumulated amortization of $46,045 at 2020 and $26,121 at 2019	91,884	80,752
Goodwill	18,851	18,851
Intangibles, net of accumulated amortization of $143,097 at 2020 and $123,735 at 2019	95,376	111,356
Deferred income tax assets	30,572	29,336
Investment in joint venture	53,494	48,912
Other assets	21,557	12,909

Total assets	$2,971,573	$2,802,338

See accompanying Notes to Consolidated Financial Statements.

COOPER TIRE & RUBBER COMPANY

CONSOLIDATED BALANCE SHEETS

(Dollar amounts in thousands except per share amounts)

	December 31,
(Continued)	2020	2019
LIABILITIES AND EQUITY
Current liabilities:
Short-term borrowings	$15,614	$12,296
Accounts payable	297,578	276,732
Accrued liabilities	308,287	302,477
Income taxes payable	2,254	2,304
Current portion of long-term debt and finance leases	24,377	10,265

Total current liabilities	648,110	604,074
Long-term debt and finance leases	314,265	309,148
Noncurrent operating leases	71,391	55,371
Postretirement benefits other than pensions	221,395	227,216
Pension benefits	152,110	126,707
Other long-term liabilities	152,242	149,065
Deferred income tax liabilities	1,469	3,024
Equity:
Preferred stock, $1 par value; 5,000,000 shares authorized; none issued	—	—
Common stock, $1 par value; 300,000,000 shares authorized; 87,850,292 shares issued at 2020 and 2019	87,850	87,850
Capital in excess of par value	20,815	22,175
Retained earnings	2,646,567	2,524,963
Accumulated other comprehensive loss	(446,909)	(447,580)

Parent stockholders’ equity before treasury stock	2,308,323	2,187,408
Less: Common shares in treasury at cost (37,454,209 at 2020 and 37,647,058 at 2019)	(919,424)	(922,783)

Total parent stockholders’ equity	1,388,899	1,264,625
Noncontrolling shareholders’ interests in consolidated subsidiaries	21,692	63,108

Total equity	1,410,591	1,327,733

Total liabilities and equity	$2,971,573	$2,802,338

See accompanying Notes to Consolidated Financial Statements.

COOPER TIRE & RUBBER COMPANY

CONSOLIDATED STATEMENT OF EQUITY

(Dollar amounts in thousands except per share amounts)

	Common Stock $1 Par Value	Capital in Excess of Par Value	Retained Earnings	Cumulative Other Comprehensive (Loss) Income	Common Shares in Treasury	Total Parent Stockholders’ Equity	Noncontrolling Shareholders’ Interests in Consolidated Subsidiaries	Total
Balance at December 31, 2017	$87,850	$20,740	$2,394,372	$(478,478)	$(897,388)	$1,127,096	$58,660	$1,185,756
Net income	—	—	76,586	—	—	76,586	3,977	80,563
Other comprehensive loss	—	—	—	16,889	—	16,889	(2,237)	14,652
Share repurchase program	—	—	—	—	(30,183)	(30,183)	—	(30,183)
Stock compensation plans	—	384	(106)	—	2,515	2,793	—	2,793
Cash dividends - $0.42 per share	—	—	(21,138)	—	—	(21,138)	—	(21,138)

Balance at December 31, 2018	87,850	21,124	2,449,714	(461,589)	(925,056)	1,172,043	60,400	1,232,443
Net income	—	—	96,404	—	—	96,404	1,913	98,317
Other comprehensive income	—	—	—	14,009	—	14,009	795	14,804
Stock compensation plans	—	1,051	(87)	—	2,273	3,237	—	3,237
Cash dividends - $0.42 per share	—	—	(21,068)	—	—	(21,068)	—	(21,068)

Balance at December 31, 2019	87,850	22,175	2,524,963	(447,580)	(922,783)	1,264,625	63,108	1,327,733
Net income	—	—	142,789	—	—	142,789	1,115	143,904
Other comprehensive income, excluding currency loss charged to equity as part of acquisition of noncontrolling shareholder interest	—	—	—	12,419	—	12,419	2,279	14,698
Acquisition of noncontrolling shareholders’ interest	—	(5,714)	—	(11,748)	—	(17,462)	(44,810)	(62,272)
Stock compensation plans	—	4,354	(53)	—	3,359	7,660	—	7,660
Cash dividends - $0.42 per share	—	—	(21,132)	—	—	(21,132)	—	(21,132)

Balance at December 31, 2020	$87,850	$20,815	$2,646,567	$(446,909)	$(919,424)	$1,388,899	$21,692	$1,410,591

See accompanying Notes to Consolidated Financial Statements.

COOPER TIRE & RUBBER COMPANY

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Dollar amounts in thousands)

	Twelve Months Ended December 31,
	2020	2019	2018
Operating activities:
Net income	$143,904	$98,317	$80,563
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	158,847	148,054	147,161
Deferred income taxes	(2,855)	1,746	30,519
Stock-based compensation	6,053	4,362	3,868
Change in LIFO inventory reserve	(10,365)	2,548	(3,026)
Amortization of unrecognized postretirement benefits	36,686	36,446	36,662
Goodwill impairment charge	—	—	33,827
Changes in operating assets and liabilities:
Accounts and notes receivable	36,434	8,980	(19,729)
Inventories	89,692	14,355	27,438
Other current assets	439	15,261	(2,080)
Accounts payable	15,147	9,809	10,646
Accrued liabilities	(921)	(4,517)	7,635
Pension and postretirement benefits	(25,188)	(49,714)	(77,883)
Other items	11,266	4,946	(21,298)

Net cash provided by operating activities	459,139	290,593	254,303
Investing activities:
Additions to property, plant and equipment and capitalized software	(151,198)	(202,722)	(193,299)
Investment in joint venture	—	(49,001)	—
Proceeds from the sale of assets	146	119	160

Net cash used in investing activities	(151,052)	(251,604)	(193,139)
Financing activities:
Issuance of short-term debt	324,614	12,296	19,423
Repayment of short-term debt	(333,592)	(15,288)	(39,450)
Issuance of long-term debt	31,538	200,000	—
Repayment of long-term debt and finance lease obligations	(14,247)	(177,251)	(1,395)
Acquisition of noncontrolling shareholder interest	(62,272)	—	—
Payment of financing fees	—	(2,207)	(1,230)
Repurchase of common stock	—	—	(30,183)
Payments of employee taxes withheld from share-based awards	(990)	(1,376)	(2,111)
Payment of dividends to Cooper Tire & Rubber Company stockholders	(21,132)	(21,068)	(21,138)
Issuance of common shares related to stock-based compensation	2,638	232	306

Net cash used in financing activities	(73,443)	(4,662)	(75,778)
Effects of exchange rate changes on cash	1,736	552	554

Net change in cash, cash equivalents and restricted cash	236,380	34,879	(14,060)
Cash, cash equivalents and restricted cash at beginning of period	413,125	378,246	392,306

Cash, cash equivalents and restricted cash at end of period	$649,505	$413,125	$378,246

Cash and cash equivalents	$625,758	$391,332	$356,254
Restricted cash included in Other current assets	22,780	20,305	19,967
Restricted cash included in Other assets	967	1,488	2,025

Total cash, cash equivalents and restricted cash	$649,505	$413,125	$378,246

See accompanying Notes to Consolidated Financial Statements.

COOPER TIRE & RUBBER COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollar amounts in thousands except per share amounts)

Note 1. Significant Accounting Policies

Principles of consolidation – The consolidated financial statements include the accounts of the Company and its majority-owned subsidiaries. Acquired businesses are included in the consolidated financial statements from the dates of acquisition. All intercompany accounts and transactions have been eliminated.

The Company consolidates into its financial statements the accounts of the Company, all wholly-owned subsidiaries, and any partially-owned subsidiary that the Company has the power to control. Control generally equates to ownership percentage, whereby investments that are more than 50 percent owned are consolidated, investments in subsidiaries of 50 percent or less but greater than 20 percent are accounted for using the equity method, and investments in subsidiaries of 20 percent or less are measured at fair value or, if fair value is not readily available, at cost (less impairment, if any), adjusted for observable price changes in orderly transactions for the identical or a similar investment. The Company does not consolidate any entity for which it has a variable interest based solely on power to direct the activities and significant participation in the entity’s expected results that would not otherwise be consolidated based on control through voting interests. Further, the Company’s joint ventures are businesses established and maintained in connection with the Company’s operating strategy.

Cash and cash equivalents – The Company considers highly liquid investments with an original maturity of three months or less to be cash equivalents.

The Company’s objectives related to the investment of cash not required for operations is to preserve capital, meet the Company’s liquidity needs and earn a return consistent with these guidelines and market conditions. Investments deemed eligible for the investment of the Company’s cash include: 1) U.S. Treasury securities and general obligations fully guaranteed with respect to principal and interest by the government; 2) obligations of U.S. government agencies; 3) commercial paper or other corporate notes of prime quality purchased directly from the issuer or through recognized money market dealers; 4) time deposits, certificates of deposit or bankers’ acceptances of banks rated “A-” by Standard & Poor’s or “A3” by Moody’s; 5) collateralized mortgage obligations rated “AAA” by Standard & Poor’s and “Aaa” by Moody’s; 6) tax-exempt and taxable obligations of state and local governments of prime quality; and 7) mutual funds or outside managed portfolios that invest in the above investments. The Company had cash and cash equivalents totaling $625,758 and $391,332 at December 31, 2020 and December 31, 2019, respectively. The majority of the cash and cash equivalents were invested in eligible financial instruments in excess of amounts insured by the Federal Deposit Insurance Corporation and, therefore, subject to credit risk. Management believes that the probability of losses related to credit risk on investments classified as cash and cash equivalents is remote.

Restricted cash – The Company’s restricted cash is comprised primarily of funds within a voluntary employees’ beneficiary trust restricted to the future payment of employee benefit obligations.

Notes receivable – The Company has received bank secured notes from certain of its customers in the PRC to settle trade accounts receivable. These notes generally have maturities of six months or less and are redeemable at the bank of issuance. The Company evaluates the credit risk of the issuing bank prior to accepting a bank secured note from a customer which supports periodic assessment of expected credit losses. Management believes that the probability of material losses related to credit risk on notes receivable is remote.

Accounts receivable – The Company records trade accounts receivable when revenue is recorded in accordance with its revenue recognition policy and relieves accounts receivable when payments are received from customers.

Allowance for credit losses – In June 2016, the FASB issued ASU 2016-13, “Measurement of Credit Losses on Financial Instruments,” which changes accounting requirements for the recognition of credit losses from an incurred or probable impairment methodology to a current expected credit losses (CECL) methodology. This standard is effective for interim and annual reporting periods beginning after December 15, 2019 and was adopted effective January 1, 2020. Trade receivables (including the allowance for credit losses) is the only financial instrument in scope for ASU 2016-13 currently held by the Company.

In implementing the standard, the Company amended its policy to utilize an expected loss methodology based on credit risk in place of the incurred loss methodology based on aging. The Company’s updated policy includes the regular review of its outstanding accounts receivable portfolio to assess risk and likelihood of credit loss. This review includes consideration of potential credit loss over the asset’s contractual life, along with historical experience, current conditions and forecasts based on management’s judgment. The Company also performs periodic credit evaluations of customers’ financial conditions in order to assess credit worthiness and maintain appropriate credit limits. Accounts receivable, net of the allowance for credit losses, are $506,305 and $544,257 as of December 31, 2020 and December 31, 2019, respectively. The Company recorded provisions for credit losses for receivables of $11,162 and $8,109 at the same dates. The adoption of this standard did not materially impact the Company’s consolidated financial statements.

Inventories – Inventory costs are determined using the LIFO method for substantially all U.S. inventories. Costs of other inventories have been determined by the first-in, first-out (“FIFO”) method. Inventories include direct material, direct labor, and applicable manufacturing and engineering overhead costs. FIFO inventories are valued at cost, which is not in excess of the net realizable value. Net realizable value is the estimated selling price in the ordinary course of business, less reasonably predictable costs of completion, disposal, and transportation. LIFO inventories are valued at the lower of cost or market.

Long-lived assets, including goodwill and right-of-use assets – Property, plant and equipment are recorded at cost and depreciated using the straight-line method over the following expected useful lives:

Land improvements	10 to 20 years
Buildings	10 to 40 years
Machinery and equipment	5 to 14 years
Furniture and fixtures	5 to 10 years
Molds, cores and rings	4 to 10 years

The Company capitalizes certain internal and external costs incurred to acquire or develop internal-use software. Capitalized software costs are amortized over the estimated useful life of the software, which ranges from one to ten years.

Intangibles with definite lives include trademarks, technology and intellectual property which were fully amortized as of December 31, 2019. Land use rights are amortized over their remaining useful lives, which range from 35 to 42 years.

On January 1, 2019, the Company adopted ASC 842, “Leases,” which requires lessees to record right-of-use assets and related lease obligations on the balance sheet, as well as disclose key information regarding leasing arrangements.

The Company evaluates the recoverability of long-lived assets, including property, plant and equipment and right-of-use assets for operating and finance leases, based on undiscounted projected cash flows, excluding interest and taxes, when any impairment is indicated. Goodwill and indefinite-lived intangibles are assessed for potential impairment at least annually or when events or circumstances indicate impairment may have occurred.

Earnings per common share – Net income per share is computed on the basis of the weighted average number of common shares outstanding each year. Diluted earnings per share includes the dilutive effect of stock options and other stock units. The following table sets forth the computation of basic and diluted earnings per share:

(Number of shares and dollar amounts in thousands except per share amounts)	2020	2019	2018
Numerator
Numerator for basic and diluted earnings per share - income from continuing operations available to common stockholders	$142,789	$96,404	$76,586
Denominator
Denominator for basic earnings per share - weighted average shares outstanding	50,307	50,159	50,350
Effect of dilutive securities - stock options and other stock units	198	219	247

Denominator for diluted earnings per share - adjusted weighted average shares outstanding	50,505	50,378	50,597

Earnings per share:
Basic	$2.84	$1.92	$1.52
Diluted	2.83	1.91	1.51

At December 31, 2020, 2019 and 2018, all options to purchase shares of the Company’s common stock were included in the computation of diluted earnings per share as the options’ exercise prices were less than the average market price of the common shares.

Derivative financial instruments – Derivative financial instruments are utilized by the Company to reduce foreign currency exchange risks. The Company has established policies and procedures for risk assessment and the approval, reporting and monitoring of derivative financial instrument activities. The Company does not enter into financial instruments for trading or speculative purposes. The Company offsets fair value amounts recognized on the Consolidated Balance Sheets for derivative financial instruments executed with the same counter-party.

The Company uses foreign currency forward contracts as hedges of the fair value of certain non-U.S. dollar denominated net asset and liability positions. Gains and losses resulting from the impact of currency exchange rate movements on these forward contracts are recognized in the accompanying Consolidated Statements of Income in the period in which the exchange rates change and offset the foreign currency gains and losses on the underlying exposure being hedged.

Foreign currency forward contracts are also used to hedge variable cash flows associated with forecasted sales and purchases denominated in currencies that are not the functional currency of certain entities. The forward contracts have maturities of less than twelve months pursuant to the Company’s policies and hedging practices. These forward contracts meet the criteria for and have been designated as cash flow hedges. Accordingly, the unrealized gains and losses on such forward contracts are recorded as a separate component of stockholders’ equity in the accompanying Consolidated Balance Sheets and reclassified into earnings as the hedged transaction affects earnings.

The Company is exposed to interest rate risk on borrowings that bear interest at floating rates. The Company utilizes derivative instruments to manage the risk associated with the floating rate debt and has effectively fixed the variable interest rate component on the notional amount of these swaps. The swaps qualify for hedge accounting and, therefore, changes in the fair value of the swaps have been recorded as a separate component of stockholders’ equity in the accompanying Consolidated Balance Sheets and reclassified into earnings as the hedged transaction affects earnings.

The Company assesses hedge effectiveness quarterly. In doing so, the Company monitors the actual and forecasted foreign currency sales and purchases versus the amounts hedged to identify any hedge ineffectiveness. The Company also performs regression analysis comparing the change in value of the hedging contracts versus the underlying foreign currency sales and purchases, which confirms a high correlation and hedge effectiveness.

The Company is exposed to price risk related to forecasted purchases of certain commodities that are used as raw materials, principally natural rubber. Accordingly, it uses commodity contracts with forward pricing for a portion of its production requirements. These contracts generally qualify for the normal purchase exception under guidance for derivative instruments and hedging activities, and therefore are not subject to its provisions.

Income taxes – Income tax expense is based on reported earnings or losses before income taxes in accordance with the tax rules and regulations of the specific legal entities within the various specific taxing jurisdictions where the Company’s income is earned. Taxable income may differ from earnings before income taxes for financial accounting purposes. To the extent that differences are due to revenue or expense items reported in one period for tax purposes and in another period for financial accounting purposes, a provision for deferred income taxes is made using enacted tax rates in effect for the year in which the differences are expected to reverse. A valuation allowance is recognized if it is anticipated that some or all of a deferred tax asset may not be realized. Deferred income taxes generally are not recorded on the majority of undistributed earnings of international subsidiaries based on the Company’s intention that these earnings will continue to be reinvested. Upon enactment of the Tax Act, the Transition Tax was recorded based on approximately $495 million of unremitted foreign earnings. During 2020, the Company re-evaluated its position on potential earnings repatriation and has concluded that the repatriation implications of the Tax Act continue to have no impact on its indefinite reinvestment assertion, consistent with all years since 2018. As such, no change has been made with respect to that assertion for the year ended December 31, 2020.

Product liability – The Company accrues costs for asserted product liability claims at the time a loss is probable and the amount of loss can be estimated. The Company believes the probability of loss can be established and the amount of loss can be estimated only after certain minimum information is available, including verification that Company-produced product was involved in the incident giving rise to the claim, the condition of the product purported to be involved in the claim, the nature of the incident giving rise to the claim and the extent of the purported injury or damages. In cases where such information is known, each product liability claim is evaluated based on its specific facts and circumstances. A judgment is then made to determine the requirement for establishment or revision of an accrual for any potential liability. Adjustments to estimated reserves are recorded in the period in which the change in estimate occurs. The liability often cannot be determined with precision until the claim is resolved.

Pursuant to ASC 450 “Contingencies,” the Company accrues the minimum liability for each known claim when the estimated outcome is a range of probable loss and no one amount within that range is more likely than another. For such known claims, the Company accrues the minimum liability because the product liability claims faced by the Company are unique and widely variable, and accordingly, the resolutions of those claims have an enormous amount of variability. The costs have ranged from zero dollars to $33 million in one case with no average that is meaningful.

No specific accrual is made for individual unasserted claims or for premature claims, asserted claims where the minimum information needed to evaluate the probability of a liability is not yet known. However, an accrual is maintained for such claims based, in part, on management’s expectations for future litigation activity and the settled claims history maintained, including the historical number of claims and amount of settlements.

The Company periodically reviews its estimates and any adjustments for changes in reserves are recorded in the period in which the change in estimate occurs. Because of the speculative nature of litigation in the U.S., the Company does not believe a meaningful aggregate range of reasonably possible loss for asserted and unasserted claims can be determined. While the Company believes its reserves are reasonably stated, it is possible an individual claim from time to time may result in an aberration from the norm and could have a material impact.

The product liability expense reported by the Company includes amortization of insurance premium costs, adjustments to settlement reserves and legal costs incurred in defending claims against the Company. Legal costs are expensed as incurred and product liability insurance premiums are amortized over coverage periods.

Advertising expense – Expenses incurred for advertising include production and media and are generally expensed when incurred. Costs associated with dealer-earned cooperative advertising are recorded as a reduction of the revenue component of Net sales at the time of sale. Advertising expense for 2020, 2019 and 2018 was $53,662, $58,453 and $54,177, respectively.

Stock-based compensation – The Company’s incentive compensation plans allow the Company to grant awards to employees in the form of stock options, stock awards, restricted stock units, stock appreciation rights, performance stock units, dividend equivalents and other awards. Compensation related to these awards is determined based on the fair value on the date of grant and is amortized to expense over the vesting period. If awards can be settled in cash, these awards are recorded as liabilities and marked to market.

Warranties – Warranties are provided on the sale of certain of the Company’s products and an accrual for estimated future claims is recorded at the time revenue is recognized. Tire replacement under most of the warranties the Company offers is on a prorated basis. The Company provides for the estimated cost of product warranties based primarily on historical return rates, estimates of the eligible tire population and the value of tires to be replaced. The following table summarizes the activity in the Company’s product warranty liabilities, which are recorded in Accrued liabilities and Other long-term liabilities on the Company’s Consolidated Balance Sheets:

	2020	2019	2018
Reserve at beginning of year	$12,734	$12,431	$12,093
Additions	9,591	11,609	13,187
Payments	(8,448)	(11,306)	(12,849)

Reserve at December 31	$13,877	$12,734	$12,431

Use of estimates – The preparation of consolidated financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect reported amounts of: (1) revenues and expenses during the reporting period; and (2) assets and liabilities, as well as disclosure of contingent assets and liabilities, at the date of the consolidated financial statements. Actual results could differ from those estimates.

Revenue recognition – In accordance with ASC 606, revenues are recognized when control of the promised goods or services is transferred to customers at an amount that reflects the consideration to which the entity expects to be entitled to in exchange for those goods and services. Shipping and handling costs are recorded in cost of products sold. Allowance programs such as volume rebates and cash discounts are recorded at the time of sale as a reduction to revenue based on anticipated accrual rates for the year.

Research and development – Costs are charged to Cost of products sold as incurred and amounted to approximately $64,140, $69,928 and $64,007 during 2020, 2019 and 2018, respectively.

Related party transactions – Prior to becoming a wholly-owned subsidiary, the Company’s COOCSA joint venture paid $5,800, $26,589 and $28,023 in 2020, 2019 and 2018, respectively, to an employment services company in Mexico owned by members of the joint venture workforce. In addition, subsequent to the acquisition, payments of $15,984 were made to members of the prior joint venture workforce in connection with services rendered. COOCSA also recorded sales of $2,784, $4,373 and $4,713 to the now former noncontrolling shareholder in 2020, 2019 and 2018, respectively. The Company purchased $2,784, $10,920 and $775 of TBR tires from Sailun Vietnam in 2020, 2019 and 2018, respectively, through an off-take agreement between the two parties.

Pensions and Postretirement Benefits Other than Pensions – The Company provides certain pension and postretirement benefits other than pensions to employees and retired employees, including pensions, postretirement health care benefits, other postretirement benefits, and supplemental pensions. In general, the Company’s policy is to fund its pension benefit obligation based on legal requirements, tax and liquidity considerations and local practices. The Company does not fund its postretirement benefit obligation.

Plan assets and obligations are measured using various actuarial assumptions, such as discount rates, rate of compensation increase, mortality rates, turnover rates and health care cost trend rates, which are determined as of the current year measurement date. The measurement of net periodic benefit cost is based on various actuarial assumptions, including discount rates, expected return on plan assets and rate of compensation increase, which are determined as of the prior year measurement date. The Company reviews its actuarial assumptions on an annual basis and modifies these assumptions when appropriate. As required by GAAP, the effects of the modifications are recorded currently or are amortized over future periods.

The expected return on plan assets is determined using the expected long term rate of return. These computed rates of return are reviewed by the Company’s investment advisers and actuaries. Industry comparables and other outside guidance are also considered in the annual selection of the expected rates of return on pension assets.

The corridor approach is used in the valuation of defined benefit pension and postretirement benefit plans. The corridor approach defers all actuarial gains and losses resulting from variances between actual results and actuarial assumptions. Those unrecognized gains and losses are amortized when the net gains and losses exceed 10 percent of the greater of the market-related value of plan assets or the projected benefit obligation at the beginning of the year. The amount in excess of the corridor is amortized over the average remaining service period to retirement date of eligible plan participants.

Tariffs – The Company is subject to tariffs on the import of tires, raw materials and tire-manufacturing equipment in certain of the jurisdictions in which it operates. Tariff costs are included within inventory as they pertain to tires and raw materials, while tariffs on tire-manufacturing equipment are included as part of the cost of fixed assets. Material components of the Company’s tariff costs include:

•

Passenger Car and Light Truck Tire Tariffs – Antidumping and countervailing duty investigations into certain passenger car and light truck tires imported from the PRC into the United States were initiated on July 14, 2014. The determinations announced in both investigations were affirmative and resulted in the imposition of significant additional duties from each. The rates are subject to review annually and a material change in the new rates could have a significant impact on the Company’s results.

•

Truck and Bus Tire Tariffs – Antidumping and countervailing duty investigations into certain TBR tires imported from the PRC into the U.S. were initiated on January 29, 2016. On February 22, 2017, the ITC made a final determination that the U.S. market had not suffered material injury because of imports of TBR tires from the PRC. However, on November 1, 2018, the CIT remanded the case back to the ITC for reconsideration. On January 30, 2019, the ITC reversed its earlier decision and made an affirmative determination of material injury. On February 15, 2019, the determination was published in the Federal Register and countervailing duties of 42.16 percent were imposed on the Company’s TBR tire imports into the U.S. from China. The ITC’s re-determination, along with comments from the parties regarding the re-determination, were filed with the CIT. The CIT affirmed the ITC re-determination on February 18, 2020. The rates are subject to review annually and a material change in the new rates could have a significant impact on the Company’s results.

•

Section 301 Tariffs – Pursuant to Section 301: China’s Acts, Policies, and Practices Related to Technology Transfer, Intellectual Property, and Innovation, passenger, light truck and truck and bus tires, raw materials and tire-manufacturing equipment from the PRC imported into the U.S. became subject to additional 10 percent duties effective September 24, 2018. These tariffs increased to 25 percent effective May 10, 2019.

•

Duty Drawbacks – The enactment in December 2018 of the Modernized Drawback Final Rule under the Trade Enforcement and Trade Facilitation Act of 2015 expanded the Company’s ability to recover Section 301 and Ad Valorem duties paid on goods imported into the U.S. when such goods, or similar items, are subsequently exported.

Recent Accounting Pronouncements

Each change to U.S. GAAP is established by the Financial Accounting Standards Board (“FASB”) in the form of an accounting standards update (“ASU”) to the FASB’s Accounting Standards Codification (“ASC”). The Company considers the applicability and impact of all ASUs.

Accounting Pronouncements – Recently adopted

Fair Value Measurement

In August 2018, the FASB issued ASU 2018-13, “Fair Value Measurement (Topic 820),” which removes, modifies and adds various disclosure requirements around the topic in order to clarify and improve the cost-benefit nature of disclosures. Such modifications to disclosures center around Level 3 fair value measurements and investments in entities that calculate net asset value. This standard is effective for interim and annual reporting periods beginning after December 15, 2019 and has been adopted by the Company effective January 1, 2020. The adoption of this standard did not materially impact the Company’s consolidated financial statements.

Internal-Use Software

In August 2018, the FASB issued ASU 2018-15, “Intangibles—Goodwill and Other—Internal-Use Software (Subtopic 350-40),” which aligns the requirements for capitalizing implementation costs incurred in a service contract hosting arrangement with those of developing or obtaining internal-use software. This standard is effective for interim and annual reporting periods beginning after December 15, 2019 and has been adopted prospectively by the Company effective January 1, 2020. Capitalization of implementation costs incurred in a service contract hosting arrangement affects Intangibles, net of accumulated amortization, Cost of products sold, and Selling, general, and administrative expense within the consolidated financial statements. The adoption of this standard did not materially impact the Company’s consolidated financial statements.

Accounting for Income Taxes

On December 18, 2019, the FASB issued ASU 2019-12, “Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes,” to, among other provisions, eliminate certain exceptions related to intra-period tax allocation and loss benefit limitations in interim periods, as well as certain rules pertaining to deferred taxes for equity method investees. This ASU also simplifies rules pertaining to franchise taxes and other taxes partially based on income, and changes the timing of when an entity recognizes effects of enacted tax law changes. This standard becomes effective in fiscal years beginning after December 15, 2020; however, the Company chose to early adopt as of January 1, 2020. The adoption of this standard did not materially impact the Company’s consolidated financial statements.

Defined Benefit Plans

In August 2018, the FASB issued ASU 2018-14, “Compensation – Retirement Benefits – Defined Benefit Plans – General (Subtopic 715-20),” which removes, modifies and adds various disclosure requirements around the topic in order to clarify and improve the cost-benefit nature of disclosures. For example, disclosures around the effect of a one-percentage-point change in assumed health care costs was removed. This standard is effective for fiscal years ending after December 15, 2020. These amendments must be applied on a retrospective basis for all periods presented. The adoption of this standard did not materially impact the Company’s consolidated financial statements and is reflected in Note 11 “Pensions and Postretirement Benefits Other than Pensions.”

Reference Rate Reform

In March 2020, the FASB issued ASU 2020-04, “Reference Rate Reform (Topic 848),” which provides optional guidance for a limited time to ease the potential burden in accounting for reference rate reform. The Company will utilize optional expediencies under ASC 848 on their cash flow designated hedges during LIBOR transition to continue to assess future LIBOR interest as probable beyond LIBOR’s termination, to document changes to critical terms of the derivative and the borrowings related to reference rate reform and to make changes to effectiveness assessments related to reference rate reform without dedesignating the hedge relationships. The adoption of this standard did not materially impact the Company’s consolidated financial statements.

Note 2. COVID-19

In March 2020, the World Health Organization categorized COVID-19 as a pandemic, and the President of the United States declared the COVID-19 outbreak a national emergency. The Company’s priorities during the COVID-19 pandemic have been protecting the health and safety of its employees, responsibilities to its broader communities, and commitments to its customers and other key stakeholders.

The Company’s consolidated financial statements reflect estimates and assumptions made by management that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and reported amounts of revenue and expenses during the reporting periods presented. The Company considered the impact of COVID-19 on the assumptions and estimates used and determined that there were no material adverse accounting impacts on the Company’s results of operations for the year ended December 31, 2020. Given the dynamic nature of the COVID-19 pandemic and related market conditions, the Company cannot reasonably estimate the period of time that these events will persist or the full extent of the impact they will have on the business. The Company continues to take actions designed to mitigate the adverse effects of this rapidly changing market environment.

On March 27, 2020, the U.S. government enacted the Coronavirus Aid, Relief, and Economic Security Act (“CARES Act”) which includes modifications to the limitation on business interest expense and net operating loss provisions, and provides a payment delay of employer payroll taxes during 2020 after the date of enactment. The Company’s payment of employer payroll taxes after enactment otherwise due in 2020 was delayed, with 50 percent due by December 31, 2021, and the remaining 50 percent by December 31, 2022. At December 31, 2020, the Company has deferred the remittance of $14,742 of employer taxes under the CARES Act. This liability is split evenly between the Company’s Accrued liabilities and Other long-term liabilities in the Consolidated Balance Sheets. The Company continues to evaluate the potential applicability and related impact of the CARES Act. The CARES Act has had no further impact on the Company’s consolidated financial statements at December 31, 2020.

Note 3. Restructuring

2020 Activity

Reduction in Force

In the second quarter of 2020, the Company announced a reduction in its workforce as a result of the Company’s continuing evaluation of the skills and roles required for the Company to succeed and grow into the future. As a result of this action, the Company incurred severance and other related costs of $1,474 for the three month period ended June 30, 2020. No further expenses were incurred for the year ended December 31, 2020.

Corporacion de Occidente SA de CV

On January 24, 2020, the Company acquired the remaining 41.57 percent noncontrolling ownership interest in COOCSA, making COOCSA a wholly-owned subsidiary in the Americas Segment. In this transaction, the Company acquired the remaining outstanding voting common stock of COOCSA for a total cash price of $54,500. In addition, subsequent to the acquisition, payments of $15,984 were made to members of the prior joint venture workforce in connection with services rendered.

In accordance with ASC 810, “Consolidation”, the excess of the purchase price over the noncontrolling shareholder interest was recorded as a decrease to Capital in excess of par value to reflect the additional ownership. Payments to members of the joint venture workforce in connection with services rendered included $7,772 paid to members that were also shareholders of the non-controlling interest. This amount was also treated as part of the overall purchase price under ASC 810.

In addition to the payments made to the joint venture workforce for services rendered, the Company also incurred $2,712 of other costs associated with the transaction. For the three month period ended March 31, 2020, the Company incurred restructuring expense of $10,930 related to the COOCSA acquisition. There were no further restructuring expenses related to the COOCSA acquisition for the year ended December 31, 2020.

The full year period costs related to the reduction in force and COOCSA acquisition are comprised of:

Twelve Months Ended December 31, 2020
Reduction in force - severance	$1,250
Reduction in force - other	224
COOCSA workforce services rendered	8,218
COOCSA professional and other costs	2,712

Total restructuring expense	$12,404

At December 31, 2020, the Company did not have an accrued restructuring balance related to these actions.

2019 Activity

Cooper Tire Europe

On January 17, 2019, Cooper Tire Europe, a wholly-owned subsidiary of the Company, committed to a plan to cease substantially all light vehicle tire production at its Melksham, U.K. facility, which is included in the International Segment. The phasing out of light vehicle tire production was substantially completed in the third quarter of 2019. Approximately 300 roles were eliminated at the site. Cooper Tire Europe now obtains light vehicle tires to meet customer needs from other production sites within the Company’s global production network. Approximately 400 roles remain in Melksham to support the functions that continue there, including motorsports and motorcycle tire production, a materials business, Cooper Tire Europe headquarters, sales and marketing, and the Europe Technical Center. Costs related to the decision to cease light vehicle tire production at the Melksham, U.K. facility were $8,315 for the full year ended December 31, 2019. In connection with this business realignment, a one-time payment from the U.S. to Serbia was made during the fourth quarter of 2019 in order to allow the Serbian operations to improve their financial standing and serve as a reliable and fully operational contract manufacturer for the U.S.

Cooper Tire Asia

In the fourth quarter of 2019, the Company’s Asian operations, included in the International Segment, completed a headcount optimization review. As a result of this optimization, the Company incurred $1,262 of restructuring expense during 2019.

For the year ended December 31, 2019, the Company recorded restructuring expense of $8,818, made up of employee severance, asset write-downs and other costs. At December 31, 2019, the Company’s accrued restructuring balance was $1,398, composed primarily of severance costs related to the Asian operations.

Twelve Months Ended December 31, 2019
Cooper Tire Europe employee severance costs	$5,308
Cooper Tire Europe asset write-downs & other costs	2,248
Cooper Tire Asia employee severance costs	1,262

Total restructuring expense	$8,818

Beginning balance of accrued restructuring	$—
Accrued severance costs	6,630
Payment of severance costs	(5,368)
Accrued professional fees	819
Payment of professional fees	(683)

Balance of accrued restructuring at December 31, 2019	$1,398

Payment of severance costs	(1,262)
Payment of professional fees	(136)

Balance of accrued restructuring at December 31, 2020	$—

In addition to the costs classified as restructuring expense on the Consolidated Statement of Income, the Company incurred additional costs of $759 in 2019 as a result of Cooper Tire Europe’s decision to cease light vehicle production at its Melksham facility. These additional costs relate to professional fees associated with the Company’s evaluation of its legal entity structure moving forward, as well as other matters, and are included within Selling, general and administrative expense on the Consolidated Statement of Income.

Note 4. Revenue from Contracts with Customers

Accounting policy

Revenue is measured based on the consideration specified in a contract with a customer and excludes any sales incentives or rebates. The Company recognizes revenue when it satisfies a performance obligation by transferring control over a product to a customer. This occurs with shipment or delivery, depending on the underlying terms with the customer. The transaction price will include estimates of variable consideration to the extent it is probable that a significant reversal of revenue recognized will not occur. At the time of sale, the Company estimates provisions for different forms of variable consideration (discounts and rebates) based on historical experience, current conditions and contractual obligations, as applicable. Payment terms with customers vary by region and customer, but are generally 30-90 days. The Company does not have significant financing components or significant payment terms. Incidental items that are immaterial in the context of the contract are expensed as incurred.

Taxes assessed by a governmental authority that are both imposed on and concurrent with a specific revenue-producing transaction, that are collected by the Company from a customer, are excluded from revenue.

Shipping and handling costs associated with outbound freight after control of a product has transferred to a customer are accounted for as a fulfillment cost and not as a separate performance obligation. Therefore, such items are accrued upon recognition of revenue.

Nature of goods and services

The following is a description of principal activities, separated by reportable segments, from which the Company generates its revenue. See Note 19 - Business Segments for additional details on the Company’s reportable segments.

The Company’s reportable segments have the following revenue characteristics:

•	Americas Tire Operations - The Americas Tire Operations segment manufactures and markets passenger car and light truck tires. The segment also markets and distributes racing, motorcycle and TBR tires.

•

International Tire Operations - The International Tire Operations segment manufactures and markets passenger car, light truck, motorcycle, racing and TBR tires and tire retread material for global markets.

Disaggregation of revenue

In the following tables, revenue is disaggregated by major market channel for the twelve months ended December 31, 2020, 2019, and 2018, respectively:

	Twelve Months Ended December 31, 2020
	Americas	International	Eliminations	Total
Light Vehicle (1)	$1,932,725	$354,398	$(54,627)	$2,232,496
Truck and bus radial	186,718	82,541	(76,843)	192,416
Other (2)	51,446	44,716	—	96,162

Net sales	$2,170,889	$481,655	$(131,470)	$2,521,074

	Twelve Months Ended December 31, 2019
	Americas	International	Eliminations	Total
Light Vehicle (1)	$2,096,864	$403,524	$(68,658)	$2,431,730
Truck and bus radial	200,088	80,797	(66,432)	214,453
Other (2)	56,774	49,682	—	106,456

Net sales	$2,353,726	$534,003	$(135,090)	$2,752,639

	Twelve Months Ended December 31, 2018
	Americas	International	Eliminations	Total
Light Vehicle (1)	$2,115,942	$481,499	$(109,400)	$2,488,041
Truck and bus radial	194,558	101,744	(86,160)	210,142
Other (2)	52,146	57,733	—	109,879

Net sales	$2,362,646	$640,976	$(195,560)	$2,808,062

(1)	Light vehicle includes passenger car and light truck tires
(2)	Other includes motorcycle and racing tires, wheels, tire retread material, and other items

Contract liabilities

Contract liabilities relate to customer payments received in advance of shipment. As the Company does not generally have rights to consideration for work completed but not billed at the reporting date, the Company does not have any contract assets. Accounts receivable are not considered contract assets under the revenue standard as contract assets are conditioned upon the Company’s future satisfaction of a performance obligation. Accounts receivable, in contrast, are unconditional rights to consideration.

Significant changes in the contract liabilities balance, included within the Company’s Accrued liabilities on the Consolidated Balance Sheets, during the twelve months ended December 31, 2020 and 2019 are as follows:

Contract Liabilities
Contract liabilities at January 1, 2019	$947
Increases to deferred revenue for cash received in advance from customers	16,297
Decreases due to recognition of deferred revenue	(16,164)

Contract liabilities at December 31, 2019	$1,080
Increases to deferred revenue for cash received in advance from customers	8,243
Decreases due to recognition of deferred revenue	(8,550)

Contract liabilities at December 31, 2020	$773

Transaction price allocated to remaining performance obligations

For the twelve months ended December 31, 2020 and 2019, revenue recognized from performance obligations related to prior periods is not material.

Revenue expected to be recognized in any future period related to remaining performance obligations, excluding revenue pertaining to contracts that have an original expected duration of one year or less, contracts where revenue is recognized as invoiced and contracts with variable consideration related to undelivered performance obligations, is not material.

The Company applies the practical expedient in ASC 606 “Revenue from Contracts with Customers” and does not disclose information about remaining performance obligations that have original expected durations of one year or less.

Note 5. Inventories

The Company uses the LIFO method for substantially all U.S. inventories. The current cost of the U.S. inventories under the FIFO method was $310,141 and $365,585 at December 31, 2020 and December 31, 2019, respectively. These FIFO values have been reduced by approximately $77,251 and $87,616 at December 31, 2020 and December 31, 2019, respectively, to arrive at the LIFO value reported on the Consolidated Balance Sheets. The Company’s remaining inventories have been valued under the FIFO method. All LIFO inventories are valued at the lower of cost or market. All other inventories are stated at the lower of cost or net realizable value.

Note 6. Goodwill and Intangibles

Goodwill is recorded in the segment where it was generated by acquisitions. In 2011, the Company recorded $18,851 of goodwill related to the acquisition of additional ownership of COOCSA in the Americas Tire Operations segment and, in 2016, the Company recorded goodwill in the amount of $33,250 related to the acquisition of GRT in the International Tire Operations segment. Goodwill prior to 2011 was zero.

Purchased goodwill and indefinite-lived intangible assets are tested annually for impairment, unless indicators are present that would require an earlier test. On December 12, 2018, Cooper Vietnam and Sailun Vietnam entered into an equity joint venture contract to establish a joint venture in Vietnam to produce and sell TBR tires. The new joint venture began commercially producing tires in 2020. The capacity created by this planned facility decreased expected production requirements for Cooper’s GRT joint venture. The Company included the expected impact of the new Vietnam joint venture on projected future cash flows in performing its annual goodwill impairment assessment on GRT in 2018. Based on the assessment performed, the goodwill balance was deemed to be fully impaired and resulted in a non-cash fourth quarter 2018 impairment charge of $33,827 recorded in the Consolidated Statement of Income. The fair value of GRT utilized in the goodwill impairment assessment was determined based upon internal and external inputs considering various market transactions and discounted cash flow valuation methods, among other factors. This valuation approach represented a Level 3 fair value measurement measured on a non-recurring basis in the fair value hierarchy due to the Company’s use of Company-specific inputs and unobservable measurement inputs.

During the fourth quarter of 2020 and 2019, the Company completed its annual goodwill and intangible asset impairment tests and no impairment was indicated for the goodwill related to the 2011 acquisition of additional ownership of COOCSA or the Company’s other indefinite-lived intangible assets.

The following table presents intangible assets and accumulated amortization balances as of December 31, 2020 and 2019:

	December 31, 2020			December 31, 2019
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Definite-lived:
Capitalized software costs	$213,015	$(134,846)	$78,169	$205,929	$(115,090)	$90,839
Land use rights	11,341	(4,001)	7,340	14,145	(3,545)	10,600
Trademarks and tradenames	3,800	(3,800)	—	3,800	(3,800)	—
Other	500	(450)	50	1,400	(1,300)	100

	228,656	(143,097)	85,559	225,274	(123,735)	101,539
Indefinite-lived:
Trademarks	9,817	—	9,817	9,817	—	9,817

	$238,473	$(143,097)	$95,376	$235,091	$(123,735)	$111,356

Estimated amortization expense over the next five years is as follows: 2021 - $19,727, 2022 - $17,938, 2023 - $16,737, 2024 - $15,463 and 2025 - $2,534.

Note 7. Accrued Liabilities

Accrued liabilities at December 31 were as follows:

	2020	2019
Volume and customer rebate programs	$102,232	$99,168
Payroll and employee benefits, excluding postemployment benefits	82,870	75,218
Operating lease liability	23,338	27,663
Taxes other than income taxes	21,542	12,505
Product liability	18,337	25,366
Other postretirement benefits	12,266	14,334
Advertising	11,266	13,281
Warranty	8,835	8,041
Other	27,601	26,901

Accrued liabilities	$308,287	$302,477

Note 8. Income Taxes

Components of income (loss) from continuing operations before income taxes and noncontrolling shareholders’ interests were as follows:

	2020	2019	2018
United States	$161,885	$(4,720)	$108,838
Foreign	29,018	114,392	5,220

Total	$190,903	$109,672	$114,058

The provision (benefit) for income tax for continuing operations consisted of the following:

	2020	2019	2018
Current:
Federal	$35,715	$2,659	$56
State and local	10,796	5,386	5,350
Foreign	3,343	9,733	7,214

	49,854	17,778	12,620
Deferred:
Federal	(5,919)	1,356	18,293
State and local	1,300	(4,027)	3,266
Foreign	1,764	(3,752)	(684)

	(2,855)	(6,423)	20,875

	$46,999	$11,355	$33,495

During the year ended December 31, 2018, the Company concluded its accounting under comprehensive U.S. tax legislation enacted in 2017 (the “Tax Act”) and updated its SAB 118 provisional estimates with respect to remeasurement of U.S. deferred tax assets and the Transition Tax on unrepatriated foreign earnings. Tax benefit of $3,576 and tax expense of $5,026 were recorded, respectively. During the year ended December 31, 2019, final Transition Tax regulations were issued resulting in the Company recording an additional Transition Tax liability of $1,661. The Company’s outstanding Transition Tax payable as a result of the enactment of the Tax Act, subsequent SAB 118 revisions, and adjustments related to the final regulations, was $20,434 at December 31, 2020 and 2019. The Transition Tax payable is recorded in Other long-term liabilities and is payable over a period of three years beginning in 2022.

The Tax Act also subjects a U.S. parent shareholder to current tax on its global intangible low-taxed income (“GILTI”). For the year ended December 31, 2018, the Company determined that its accounting policy is to record GILTI as a period cost only in the period it is incurred. For the years ended December 31, 2019 and 2018, the Company recognized additional tax expense associated with GILTI, exclusive of GILTI foreign tax credits, which is reflected in the rate reconciliation below. No additional tax expense associated with GILTI was recognized for the year ended December 31, 2020.

Prior to enactment of the Tax Act, the Company did not recognize a deferred tax liability related to the U.S. federal and state income taxes and foreign withholding taxes on unremitted foreign earnings because it overcame the presumption of the repatriation of those earnings. Upon enactment of the Tax Act, the Transition Tax was recorded based on approximately $495 million of unremitted foreign earnings. During 2020, the Company re-evaluated its position on potential earnings repatriation and has concluded that the repatriation implications of the Tax Act continue to have no impact on its indefinite reinvestment assertion, consistent with all years since 2018. As such, no change has been made with respect to the Company’s indefinite reinvestment assertion for the year ended December 31, 2020 and foreign income, foreign withholding, and state income tax liabilities have not been recorded on approximately $738 million of undistributed foreign earnings. Determination of the amount of any deferred income or withholding tax liability on these earnings is not practicable because of the complexities of the hypothetical calculation.

During the year ended December 31, 2020, the Company’s effective tax rate was primarily driven by a change in the mix of earnings between the U.S. and non-U.S. jurisdictions as compared to 2019. The mix of earnings in 2019 resulted from a business realignment strategy executed to improve the Company’s market share for its European light vehicle tire business. The mix of earnings in 2020 has reverted to a more heavily weighted U.S. share. The resulting tax effects of the 2019 earnings mix are reflected as the difference in effective tax rates of international operations in the rate reconciliation below.

The Company’s Serbian operations are benefiting from a ten-year tax holiday that is based largely on historical investments in property, plant, and equipment which has the impact of reducing the effective tax rate in Serbia to approximately 1.5 percent. For the year ended December 31, 2020, the Company recognized a tax holiday benefit of $0.7 million. The tax holiday will expire in 2026.

A reconciliation of the income tax provision (benefit) for continuing operations to the tax based on the U.S. statutory rate is as follows:

	2020	2019	2018
Income tax provision at 21%	$40,090	$23,031	$23,952
Difference in effective tax rates of international operations	(868)	(21,399)	(1,124)
State and local income tax, net of federal income tax effect	9,959	(2,366)	2,983
Valuation allowance	5,139	6,306	(2,433)
U.S. tax credits	(3,444)	(6,292)	(4,401)
Income tax contingencies, net of federal income tax effect	3,077	4,246	1,263
Remeasurement of deferred taxes	(3,653)	—	—
Reversal of outside basis difference in former minority investment	(1,103)	—	—
Mexico inflationary deferred tax adjustments	(626)	(1,790)	259
Net U.S. GILTI inclusion	—	8,419	1,455
U.S. tax reform - transition tax	—	1,661	5,026
Goodwill Impairment	—	—	8,432
U.S. tax reform - remeasurement of deferred taxes	—	—	(3,576)
Other - net	(1,572)	(461)	1,659

Income tax provision	$46,999	$11,355	$33,495

Payments for income taxes in 2020, 2019 and 2018, net of refunds, were $42,933, $10,244 and $19,763, respectively.

Deferred tax assets and liabilities result from differences in the basis of assets and liabilities for tax and financial reporting purposes. Significant components of the Company’s deferred tax assets and liabilities at December 31 were as follows:

	2020	2019
Deferred tax assets:
Postretirement and other employee benefits	$103,699	$94,581
Product liability	24,023	30,791
Net operating loss, capital loss, and tax credit carryforwards	17,862	14,291
All other items	41,439	37,296

Total deferred tax assets	187,023	176,959
Deferred tax liabilities:
Property, plant and equipment	(114,641)	(117,148)
All other items	(8,134)	(6,141)

Total deferred tax liabilities	(122,775)	(123,289)

	64,248	53,670
Valuation allowances	(35,145)	(27,270)

Net deferred tax asset	$29,103	$26,400

At December 31, 2020, the Company has gross U.S. federal and foreign tax losses available for carryforward of $6,608 and $90,531, respectively. U.S. federal and foreign tax attributes will expire from 2021 through 2040. For these jurisdictions, valuation allowances have been recorded against those attributes for which, based upon an assessment, it is more likely than not that some portion of deferred tax benefit may not be realized.

The Company considers, on a quarterly basis, all available positive and negative evidence in assessing whether it is more likely than not that some portion or all of its deferred tax assets are realizable. The Company considers the historical and projected financial results of the tax paying component recording the deferred tax asset as well as all other positive and negative evidence, including cumulative losses in recent years, a history of potential tax benefits expiring unused and whether a period of sustainable earnings has been demonstrated. During the year ended December 31, 2020, the Company has assessed all available positive and negative evidence and, based on the weight of significant negative evidence, including cumulative losses, the Company has maintained valuation allowances totaling $35,145 against deferred tax assets primarily in China and the U.K.

The Company applies the rules under ASC 740-10 in its Accounting for Uncertainty in Income Taxes for uncertain tax positions using a “more likely than not” recognition threshold. Pursuant to these rules, the Company will initially recognize the financial statement effects of a tax position when it is more likely than not, based on the technical merits of the tax position, that such a position will be sustained upon examination by the relevant tax authorities. If the tax benefit meets the “more likely than not” threshold, the measurement of the tax benefit will be based on the Company’s estimate of the largest amount that meets the more likely than not recognition threshold. The Company’s unrecognized tax benefits, exclusive of interest, totaled approximately $12,890 at December 31, 2020, as itemized in the tabular roll forward below. The unrecognized tax benefits at December 31, 2020 relate to uncertain tax positions in tax years 2012 through 2020. Based upon the outcome of tax examinations, judicial proceedings, or expiration of statutes of limitations, it is reasonably possible that the ultimate resolution of these unrecognized tax benefits may result in a payment that is materially different from the current estimate of the tax liabilities.

Unrecognized Tax Benefits
Balance at January 1, 2018	$2,283
Settlements for tax positions of prior years	(364)
Additions for tax positions of current year	2,555
Additions for tax positions of prior years	2,881
Statute lapses	(830)

Balance at December 31, 2018	6,525
Settlements for tax positions of prior years	(1,567)
Additions for tax positions of prior years	5,644
Statute lapses	(668)

Balance at December 31, 2019	9,934
Additions for tax positions of the current year	4,598
Statute lapses	(1,642)

Balance at December 31, 2020	$12,890

Of this amount of unrecognized tax benefits, the effective rate would change upon the recognition of approximately $11,532 of these unrecognized tax benefits, net of federal income tax effect. The Company recorded, through the tax provision, an immaterial amount of interest expense for 2020, approximately $1,262 of interest expense for 2019, and an immaterial amount of benefit on interest reductions for 2018. The Company had $1,366 and $1,353 of interest accrued as an ASC 740-10 reserve at December 31, 2020 and 2019, respectively.

The Company operates in multiple jurisdictions throughout the world. The Company has effectively settled U.S. federal tax examinations for tax years before 2017 and state and local examinations for tax years before 2015, with limited exceptions. Furthermore, the Company’s non-U.S. subsidiaries are generally no longer subject to income tax examinations in major foreign taxing jurisdictions for tax years prior to 2015. Income tax returns of certain of our subsidiaries in various jurisdictions are currently under examination and it is possible that these examinations could conclude within the next twelve months; however, the Company does not anticipate any significant increases or decreases in its total amount of unrecognized tax benefits within that period.

Note 9. Debt

On June 27, 2019, the Company amended its revolving Credit Facility with a consortium of several banks to provide up to $700,000 and is set to expire in June 2024. Of this amended borrowing capacity, $200,000 was allocated to a Delayed Draw Term Loan A (“Term Loan A”), while the remaining $500,000 was allocated to the revolving credit facility. The Term Loan A funds were drawn in December 2019 and used primarily to pay for the unsecured notes which matured at that time. The Credit Facility also includes a $110,000 letter of credit sub-facility. The Company may elect, with lender consent, to increase the commitments under the Credit Facility or incur one or more tranches of term loans in an aggregate amount of up to $300,000 (or an unlimited increase if the Proforma Secured Net Leverage Ratio is less than 1.75x). The Company may elect to add certain foreign subsidiaries as additional borrowers under the Credit Facility, subject to the satisfaction of certain conditions.

On July 11, 2019, the Company entered into forward-starting interest rate swaps to effectively hedge the cash flow exposure associated with the Company’s Term Loan A variable-rate borrowings. See Note 10 - Fair Value Measurement for further information.

The Company has an accounts receivable securitization facility (“A/R Facility”) that provides up to $100,000 in funding capacity based on eligible receivables and expires in December 2022. Funding capacity under the A/R Facility may be drawn in cash or utilized for letters of credit. Pursuant to the terms of the A/R Facility, the Company sells substantially all trade receivables on an ongoing basis to Cooper Receivables LLC (“CRLLC”), its wholly-owned, bankruptcy-remote subsidiary, which then, from time to time, sells an undivided ownership interest in the purchased trade receivables, without recourse, to the purchasers party to the A/R Facility. The assets and liabilities of CRLLC are consolidated with the Company, and the A/R Facility is treated as a secured borrowing for accounting purposes. CRLLC’s sole business consists of the purchase or acceptance of the trade receivables and related rights from the Company and the subsequent retransfer of or granting of a security interest in such receivables and related rights to the purchasers party to the A/R Facility. CRLLC is a separate legal entity with its own separate creditors who will be entitled, upon liquidation, to be satisfied from CRLLC’s assets prior to any assets or value in CRLLC becoming available to its equity holders. The assets of CRLLC are not available to pay creditors of the Company or the Company’s Affiliates.

The Company had no borrowings under the revolving credit facility or the A/R Facility at December 31, 2020 or December 31, 2019. Amounts used to secure letters of credit totaled $37,682 at December 31, 2020 and $21,651 at December 31, 2019. The Company’s additional borrowing capacity, net of borrowings and amounts used to back letters of credit, and based on eligible collateral through use of its Credit Facility with its bank group and its accounts receivable securitization facility at December 31, 2020, was $544,918.

The Company’s consolidated operations in Asia have renewable unsecured credit lines that provide up to $68,180 of borrowings and do not contain financial covenants. The additional borrowing capacity on the Asian credit lines, based on eligible collateral and the short-term notes payable, totaled $63,566 at December 31, 2020.

On May 15, 2020, the Company entered into equipment financing arrangements in the amount of $31,538, of which $31,142 was advanced on May 15, 2020 and the remaining $396 was advanced on December 21, 2020. The equipment financings are secured by manufacturing equipment within the Company’s U.S. operations and monthly amortized payments are made through maturity in 2025. The weighted average interest rate on the equipment financing arrangements is 3.05 percent and they contain no significant financial covenants.

On September 24, 2020, the Company entered into an aircraft lease agreement commencing in the first quarter of 2021. This new aircraft lease will replace the Company’s existing aircraft lease, which expires in March, 2021. As part of this agreement, the Company signed an $11,000 promissory note that will be discharged upon the lease commencement. This non-cash transaction is reflected as an increase to Other assets and Short-term borrowings at December 31, 2020, and will be reclassified to Operating lease right-of-use asset and Operating lease liability upon lease commencement. The promissory note includes interest at 1.65 percent and contains no significant financial covenants.

In 2010 and 2017, Industrial Revenue Bonds (IRBs) were issued by the City of Texarkana to finance the design, equipping and construction of expansions, as well as the on-going operations of the Texarkana manufacturing facility, in return for real estate and equipment located at the Company’s Texarkana tire manufacturing plant. The assets related to the expansion and on-going plant operations provide security for the bonds issued by the City of Texarkana. As a result, the City retains title to the assets and, in turn, provides a 100 percent property tax exemption to the Company. However, the Company has recorded the property in its Consolidated Balance Sheets, along with a finance lease obligation to repay the proceeds of the IRBs, because the arrangements are cancelable at any time at the Company’s request. The Company has also purchased the IRBs and therefore is the bondholder, as well as the borrower/lessee of the property purchased with the IRB proceeds. The finance lease obligations and IRB assets are recorded net in the Consolidated Balance Sheets. At December 31, 2020 and 2019, the assets and liabilities associated with these City of Texarkana IRBs were $100,020 and $72,080, respectively.

The following is a summary of the Company’s debt and finance leases as of December 31, 2020 and December 31, 2019.

		Principal Balance		Weighted Average Interest Rate	Principal Balance		Weighted Average Interest Rate
		Current	Long-Term		Current	Long-Term
	Maturity Date	December 31, 2020			December 31, 2019
Promissory Note	February 2021	$11,000	$—	1.653%	$—	$—	n/a
Asia short term notes	Various maturities	4,614	—	3.915%	12,296	—	4.701%

		15,614	—		12,296	—
Term loan A	June 2024	12,500	175,000	3.220%	10,000	187,500	3.300%
Unsecured notes	March 2027	—	116,880	7.625%	—	116,880	7.625%
Equipment financing	May 2025	6,037	22,058	3.049%	—	—	n/a
Finance leases and other	Various maturities	5,840	1,332	1.509%	265	5,998	2.613%

		24,377	315,270		10,265	310,378
Less: Unamortized debt issuance costs		—	1,005		—	1,230

		$39,991	$314,265		$22,561	$309,148

Additional Credit Capacity at December 31, 2020
Credit Facility	$500,000
Accounts receivable securitization facility	100,000
Asia short term notes	68,180

668,180

Less, amounts used to secure letters of credit and other unavailable funds	59,696

$608,484

The Company’s revolving credit facilities contain restrictive covenants which limit or preclude certain actions based upon the measurement of certain financial covenant metrics. The covenants are structured such that the Company expects to have sufficient flexibility to conduct its operations. The Company was in compliance with all of its debt covenants as of December 31, 2020.

Over the next five years, the Company has payments related to the above debt of:

Future Debt Payments
2021	$39,213
2022	21,223
2023	23,915
2024	149,114
2025	2,807

Interest paid on debt during 2020, 2019 and 2018 was $24,798, $33,161 and $34,070, respectively. The amount of interest capitalized was $2,833, $2,233 and $2,663 during 2020, 2019 and 2018, respectively.

In addition, at December 31, 2020 and December 31, 2019, the Company had short-term notes payable of $4,614 and $12,296, respectively, due within twelve months, consisting of funds borrowed by the Company’s operations in the PRC. The weighted average interest rate of the short-term notes payable at December 31, 2020 and December 31, 2019 was 3.92 percent and 4.70 percent, respectively.

Note 10. Fair Value Measurements

Derivative financial instruments are utilized by the Company to reduce foreign currency exchange risks. The Company has established policies and procedures for risk assessment and the approval, reporting and monitoring of derivative financial instrument activities. The Company does not enter into financial instruments for trading or speculative purposes. The derivative financial instruments include non-designated and cash flow hedges of foreign currency exposures. The change in values of the non-designated foreign currency hedges offset the exchange rate fluctuations related to assets and liabilities recorded on the Consolidated Balance Sheets. The cash flow hedges offset exchange rate fluctuations on the foreign currency-denominated intercompany loans and forecasted cash flows. The Company presently hedges exposures in various currencies, generally for transactions expected to occur within the next 12 months. Additionally, the Company utilizes cash flow hedges that hedge already recognized intercompany loans with maturities of up to one year. The notional amount of these foreign currency derivative instruments at December 31, 2020 and December 31, 2019 was $84,783 and $167,915, respectively. The counterparties to each of these agreements are major commercial banks.

The Company uses non-designated foreign currency forward contracts to hedge its net foreign currency monetary assets and liabilities primarily resulting from non-functional currency denominated receivables and payables of certain U.S. and foreign entities.

Foreign currency forward contracts are also used to hedge variable cash flows associated with forecasted sales and purchases denominated in currencies that are not the functional currency of certain entities. The fair value of these forward contracts is $(2,291) and $(1,033) as of December 31, 2020 and December 31, 2019. These contracts have maturities of less than twelve months pursuant to the Company’s policies and hedging practices. These contracts meet the criteria for and have been designated as cash flow hedges. Accordingly, the effective portion of the change in fair value of such forward contracts are recorded as a separate component of stockholders’ equity in the accompanying Consolidated Balance Sheets and are reclassified into earnings as the hedged transactions occur.

The Company utilizes cross-currency interest rate swaps to hedge the principal and interest repayment of some intercompany loans. The Company also utilizes designated foreign currency forward contracts to hedge the principal amounts of certain intercompany loans. The fair value of these contracts is $(2,345) and $(994) at December 31, 2020 and December 31, 2019, respectively. These contracts have maturities of up to one year and meet the criteria for and have been designated as cash flow hedges. Spot to spot changes are recorded in income and all other effective changes are recorded as a separate component of stockholders’ equity. The Company assesses hedge effectiveness prospectively and retrospectively, based on regression of the change in foreign currency exchange rates. Time value of money is included in effectiveness testing.

On July 11, 2019, in order to hedge its Term Loan A variable rate debt, with an interest rate indexed to LIBOR plus 150 basis points, the Company entered into forward-starting interest rate swaps with effective dates of December 2, 2019 and termination dates of June 27, 2024. The initial notional amount of these swaps is $200,000 and decreases quarterly by varying amounts over the life of the swaps, in accordance with the Term Loan A repayment schedule. For the twelve months ending December 31, 2020, net payments have been made in the amount of $2,133. Net payments for the twelve months ending December 31, 2019 were immaterial. The interest rate swaps effectively fix the variable interest rate component on the notional amount of these swaps at 1.720 percent. The fair value of these swaps is $(8,602) and $(1,032) at December 31, 2020 and December 31, 2019, respectively. The swaps qualify for hedge accounting and, therefore, changes in the fair value of the swaps have been recorded in accumulated other comprehensive income. The Company assesses hedge effectiveness prospectively and retrospectively, based on regression of the period to period change in swap and hedged item values.

The derivative instruments are subject to master netting arrangements with the counterparties to the contracts. The following table presents the location and amounts of derivative instrument fair values in the Consolidated Balance Sheets:

Assets/(liabilities)	December 31, 2020	December 31, 2019
Designated as hedging instruments:
Gross amounts recognized	$(13,238)	$(3,208)
Gross amounts offset	—	149

Net amounts	$(13,238)	$(3,059)

Not designated as hedging instruments:
Gross amounts recognized	$(1,156)	$(1,118)
Gross amounts offset	148	76

Net amounts	$(1,008)	$(1,042)

Net amounts presented:
Accrued liabilities	$(8,591)	$(2,420)
Other long-term liabilities	(5,655)	(1,681)

The following table presents the location and amount of gains and losses on derivative instruments designated as cash flow hedges in the Consolidated Statements of Income:

	Twelve Months Ended December 31,
	2020	2019	2018
Amount of (Loss) Gain Recognized in Other Comprehensive (Loss) Income on Derivatives	$(9,073)	$(2,612)	$5,040
Amount of Gain (Loss) Reclassified from Accumulated Other Comprehensive Income (Loss) into Income
Net sales	$892	$988	$1,453
Interest expense	(124)	(123)	(134)
Other non-operating income (expense)	(1,412)	276	1,093

	$(644)	$1,141	$2,412

The following table presents the location and amount of gains and losses on foreign exchange contract derivatives not designated as hedging instruments in the Consolidated Statements of Income.

	Twelve Months Ended December 31,
	2020	2019	2018
Other non-operating (expense) income	$(1,777)	$(2,674)	$602

The Company has categorized its financial instruments, based on the priority of the inputs to the valuation technique, into the three-level fair value hierarchy. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). If the inputs used to measure the financial instruments fall within the different levels of the hierarchy, the categorization is based on the lowest level input that is significant to the fair value measurement of the instrument.

Financial assets and liabilities recorded on the Consolidated Balance Sheets are categorized based on the inputs to the valuation techniques as follows:

Level 1. Financial assets and liabilities whose values are based on unadjusted quoted prices for identical assets or liabilities in an active market that the Company has the ability to access.

Level 2. Financial assets and liabilities whose values are based on quoted prices in markets that are not active or model inputs that are observable either directly or indirectly for substantially the full term of the asset or liability. Level 2 inputs include the following.

a.	Quoted prices for similar assets or liabilities in active markets;

b.	Quoted prices for identical or similar assets or liabilities in non-active markets;

c.	Pricing models whose inputs are observable for substantially the full term of the asset or liability; and

d.	Pricing models whose inputs are derived principally from or corroborated by observable market data through correlation or other means for substantially the full term of the asset or liability.

Level 3. Financial assets and liabilities whose values are based on prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. These inputs reflect management’s own assumptions about the assumptions a market participant would use in pricing the asset or liability.

The valuation of foreign currency derivative instruments was determined using widely accepted valuation techniques. This analysis reflected the contractual terms of the derivatives, including the period to maturity, and used observable market-based inputs, including forward points. The Company incorporated credit valuation adjustments to appropriately reflect both its own nonperformance risk and the respective counterparty’s nonperformance risk in the fair value measurements. Although the Company determined that the majority of the inputs used to value its derivatives fall within Level 2 of the fair value hierarchy, the credit valuation adjustments associated with its derivatives utilize Level 3 inputs, such as current credit ratings, to evaluate the likelihood of default by itself and its counterparties. However, as of December 31, 2020 and December 31, 2019, the Company assessed the significance of the impact of the credit valuation adjustments on the overall valuation of its derivative positions and determined that the credit valuation adjustments were not significant to the overall valuation of its derivatives. As a result, the Company determined that its derivative valuations in their entirety were to be classified in Level 2 of the fair value hierarchy.

The valuation of stock-based liabilities was determined using the Company’s stock price, and as a result, these liabilities are classified in Level 1 of the fair value hierarchy. The following table presents the Company’s fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2020 and December 31, 2019:

	December 31, 2020
	Total Liabilities	Quoted Prices in Active Markets for Identical Assets Level (1)	Significant Other Observable Inputs Level (2)	Significant Unobservable Inputs Level (3)
Foreign Currency Derivatives	$(5,644)	$—	$(5,644)	$—
Interest Rate Swaps	(8,602)	—	(8,602)	—
Stock-based Liabilities	(18,712)	(18,712)	—	—

	December 31, 2019
	Total Liabilities	Quoted Prices in Active Markets for Identical Assets Level (1)	Significant Other Observable Inputs Level (2)	Significant Unobservable Inputs Level (3)
Foreign Currency Derivatives	$(3,069)	$—	$(3,069)	$—
Interest Rate Swaps	(1,032)	—	(1,032)	—
Stock-based Liabilities	(14,971)	(14,971)	—	—

The fair value of Cash and cash equivalents, Notes receivable, restricted cash included in Other current assets and Other assets, Short-term borrowings and the Current portion of long-term debt and finance leases at December 31, 2020 and December 31, 2019 are equal to their corresponding carrying values as reported on the Consolidated Balance Sheets as of December 31, 2020 and December 31, 2019, respectively. Each of these classes of assets and liabilities is classified within Level 1 of the fair value hierarchy.

The fair value of Long-term debt and finance leases is $335,070 and $325,578 at December 31, 2020 and December 31, 2019, respectively, and is classified within Level 2 of the fair value hierarchy. The value of Long-term debt and finance leases is $315,270 and $310,378 as reported in the Debt footnote as of December 31, 2020 and December 31, 2019, respectively.

Note 11. Pensions and Postretirement Benefits Other than Pensions

The Company has a number of plans providing pension and retirement benefits. These plans include defined benefit and defined contribution plans. The plans cover substantially all U.S. domestic employees. There are also plans that cover employees in the U.K. and Germany. The Company has an unfunded, nonqualified supplemental retirement benefit plan in the U.S. covering certain employees whose participation in the qualified plan is limited by provisions of the Internal Revenue Code.

For defined benefit plans, benefits are generally based on compensation and length of service for salaried employees and length of service for hourly employees. In the U.S., the Company froze the pension benefits in its Spectrum (salaried employees) Plan in 2009. In 2012, the Company closed the U.S. pension plans for the bargaining units to new participants. Certain grandfathered participants in the bargaining unit plans continue to accrue pension benefits. Employees of certain of the Company’s international operations in the U.K. and Germany are covered by either contributory or non-contributory trusted pension plans. In 2012, the Company froze the benefits in the U.K. pension plan.

Participation in the Company’s defined contribution plans is voluntary. The Company matches plan participants’ contributions up to various limits. Participants’ contributions are limited based on their compensation and, for certain supplemental contributions which are not eligible for Company matching, based on their age. Certain employees covered by collective bargaining units receive company contributions. Expense for the defined contribution plans was $9,533, $13,370 and $12,424 for 2020, 2019 and 2018, respectively. In 2020, the Company temporarily suspended the Company match of plan participant contributions in response to the COVID-19 pandemic. The Company match was resumed in the fourth quarter of 2020.

The Company currently provides retiree health care and life insurance benefits to a portion of its U.S. salaried and hourly employees. U.S. salaried and non-bargained hourly employees hired on or after January 1, 2003 are not eligible for retiree health care or life insurance coverage. The Company has reserved the right to modify or terminate certain of these salaried benefits at any time.

The Company has implemented household caps on the amounts of retiree medical benefits it will provide to certain retirees in the U.S. The caps do not apply to individuals who retired prior to certain specified dates. Costs in excess of these caps will be paid by plan participants. The Company implemented increased cost sharing in 2004 in the retiree medical coverage provided to certain eligible current and future retirees. Since then, cost sharing has expanded such that nearly all covered retirees pay a charge to be enrolled.

In accordance with U.S. GAAP, the Company recognizes the funded status (i.e., the difference between the fair value of plan assets and the projected benefit obligation) of its pension and OPEB plans and the net unrecognized actuarial losses and unrecognized prior service costs in the Consolidated Balance Sheets. The unrecognized actuarial losses and unrecognized prior service costs (components of Accumulated other comprehensive loss in the Equity section of the balance sheet) will be subsequently recognized as net periodic benefit costs pursuant to the Company’s historical accounting policy for amortizing such amounts. Further, actuarial gains and losses that arise in subsequent periods and are not recognized as net periodic benefit costs in the same periods will be recognized as a component of other comprehensive income.

The following table reflects changes in the projected obligations and fair market values of assets in all defined benefit pension and other postretirement benefit plans of the Company:

	2020 Pension Benefits			2019 Pension Benefits			Other Postretirement Benefits
	Domestic	International	Total	Domestic	International	Total	2020	2019
Change in benefit obligation:
Projected Benefit Obligation at beginning of year	$1,106,877	$446,686	$1,553,563	$1,004,751	$404,629	$1,409,380	$241,550	$251,798
Service cost - employer	9,946	—	9,946	8,906	—	8,906	1,439	1,573
Interest cost	33,143	8,417	41,560	39,499	11,061	50,560	7,320	9,887
Actuarial loss/(gain)	102,678	54,268	156,946	113,828	48,721	162,549	(8,277)	(9,664)
Benefits paid	(66,339)	(14,744)	(81,083)	(63,176)	(14,542)	(77,718)	(8,371)	(12,044)
Plan amendment	2,581	219	2,800	3,069	—	3,069	—	—
Settlements	—	(16,653)	(16,653)	—	(18,196)	(18,196)	—	—
Foreign currency translation effect	—	11,941	11,941	—	15,013	15,013	—	—

Projected Benefit Obligation at December 31	$1,188,886	$490,134	$1,679,020	$1,106,877	$446,686	$1,553,563	$233,661	$241,550

Change in plans’ assets:
Fair value of plans’ assets at beginning of year	$1,047,214	$379,342	$1,426,556	$912,129	$349,001	$1,261,130	$—	$—
Actual return on plans’ assets	132,137	37,926	170,063	159,949	38,139	198,088	—	—
Employer contribution	4,638	10,914	15,552	38,312	10,587	48,899	—	—
Benefits paid	(66,339)	(14,744)	(81,083)	(63,176)	(14,542)	(77,718)	—	—
Settlements	—	(16,653)	(16,653)	—	(18,196)	(18,196)	—	—
Foreign currency translation effect	—	12,475	12,475	—	14,353	14,353	—	—

Fair value of plans’ assets at December 31	$1,117,650	$409,260	$1,526,910	$1,047,214	$379,342	$1,426,556	$—	$—

Funded status	$(71,236)	$(80,874)	$(152,110)	$(59,663)	$(67,344)	$(127,007)	$(233,661)	$(241,550)
Amounts recognized in the balance sheets:
Accrued liabilities	—	—	—	(300)	—	(300)	(12,266)	(14,334)
Postretirement benefits other than pensions	—	—	—	—	—	—	(221,395)	(227,216)
Pension benefits	(71,236)	(80,874)	(152,110)	(59,363)	(67,344)	(126,707)	—	—

The actuarial loss for the Company’s pension benefit obligations in 2020 and 2019 was primarily related to changes in discount rates (see assumptions below) and, to a lesser extent, changes in the mortality assumptions for the Company’s U.S. plans.

The actuarial loss/(gain) for the Company’s other postretirement benefit obligation in 2020 and 2019 was related to a decrease in the discount rates (see assumptions below). These actuarial losses were offset by gains related to a decrease in the expected utilization of retiree medical benefits and variances between actual participant experience and expected participant experience.

Included in Accumulated other comprehensive loss at December 31, 2020 are the following amounts that have not yet been recognized in net periodic benefit cost: unrecognized prior service costs of $7,266 ($5,454 net of tax) and unrecognized actuarial losses of $417,906 ($391,362 net of tax).

Included in Accumulated other comprehensive loss at December 31, 2019 are the following amounts that have not yet been recognized in net periodic benefit cost: unrecognized prior service credits of $5,780 ($4,338 net of tax) and unrecognized actuarial losses of $413,676 ($384,507 net of tax).

The prior service cost and actuarial loss included in accumulated other comprehensive loss that are expected to be recognized in net periodic benefit cost during the fiscal year-ended December 31, 2021 are $1,714 and $33,550, respectively.

The accumulated benefit obligation for all defined benefit pension plans was $1,675,825 and $1,552,037 at December 31, 2020 and 2019, respectively.

In 2020 and 2019, lump-sum distributions out of the U.K. pension plan of $16,653 and $18,196, respectively, were made from plan assets. The vested benefit obligation associated with these former employees was approximately 3 percent of the U.K. plan’s benefit obligation in 2020 and 4 percent in 2019. Due to the size of the lump-sum distributions, in accordance with U.S. GAAP, the Company was required to recognize a non-cash settlement charge of $4,155 and $4,262 for 2020 and 2019, respectively, settlements out of the U.K. plan.

Additionally, in both 2020 and 2019, an amendment to separate domestic pension plans resulted in a retroactive increase in benefit levels for plan participants and have been accounted for as a prior service cost deferred in Accumulated other comprehensive loss, to be amortized as a component of net periodic benefit cost in future periods. The domestic pension plan projected benefit obligation increased $2,581 and $3,069, respectively, as a result of the separate amendments in 2020 and 2019.

On October 26, 2018, in Lloyds Banking Group Pensions Trustees Limited vs. Lloyds Bank plc and Others, the High Court of Justice in the United Kingdom issued a ruling (“Court Ruling”) requiring Lloyds Bank plc to equalize benefits payable to men and women under its U.K. defined benefit pension plan. The Court Ruling noted that the formulas used to determine guaranteed minimum pension (GMP) benefits violated gender-pay equality laws due to differences in the way benefits were calculated for men and women. As a result of this ruling, the U.K. pension plan was required to amend its benefit formulas and account for the higher pension payments resulting from GMP equalization. In accordance with ASC 715, this Court Ruling represents a change to the U.K. pension plan resulting in a retroactive increase in benefit levels for plan participants and has been accounted for as a prior service cost deferred in Other comprehensive loss, to be amortized as a component of net periodic benefit cost in future periods. The U.K. pension plan projected benefit obligation increased $3,704 as a result of the amendment required due to the Court Ruling.

Weighted average assumptions used to determine benefit obligations at December 31:

	Pension Benefits		Other Postretirement Benefits
	2020	2019	2020	2019
All plans
Discount rate	2.00%	2.78%	2.36%	3.12%
Domestic plans
Discount rate	2.28%	3.09%	2.36%	3.12%
International plans
Discount rate	1.29%	1.99%	—	—

At December 31, 2020, the weighted average assumed annual rate of increase in the cost of medical benefits was 7.00 percent trending linearly to 4.50 percent per annum in 2030.

The following tables disclose the amount of net periodic benefit costs for the twelve months ended December 31, 2020 and 2019 for the Company’s defined benefit plans and other postretirement benefits:

	Pension Benefits - Domestic Twelve Months Ended December 31,
	2020	2019	2018
Components of net periodic benefit cost:
Service cost	$9,946	$8,906	$10,363
Interest cost	33,143	39,499	36,840
Expected return on plan assets	(55,410)	(48,034)	(54,035)
Amortization of actuarial loss	31,533	32,432	32,939
Amortization of prior service cost	1,251	703	—

Net periodic benefit cost	$20,463	$33,506	$26,107

	Pension Benefits - International Twelve Months Ended December 31,
	2020	2019	2018
Components of net periodic benefit cost:
Interest cost	$8,417	$11,061	$11,161
Expected return on plan assets	(8,892)	(11,554)	(12,073)
Amortization of actuarial loss	4,146	3,411	4,264
Amortization of prior service cost	267	309	—
Effect of settlements	4,155	4,262	—

Net periodic benefit cost	$8,093	$7,489	$3,352

	Other Post Retirement Benefits Twelve Months Ended December 31,
	2020	2019	2018
Components of net periodic benefit cost:
Service cost	$1,439	$1,573	$1,948
Interest cost	7,320	9,887	9,251
Amortization of actuarial gain	(422)	—	—
Amortization of prior service credit	(89)	(409)	(541)

Net periodic benefit cost	$8,248	$11,051	$10,658

Weighted-average assumptions used to determine net periodic benefit cost for the years ended December 31:

	Pension Benefits			Other Postretirement Benefits
	2020	2019	2018	2020	2019	2018
All plans
Discount rate	2.78%	3.70%	3.20%	3.12%	4.05%	3.50%
Expected return on plan assets	4.75%	5.00%	5.34%	—%	—%	—%
Domestic plans
Discount rate	3.09%	4.05%	3.50%	3.12%	4.05%	3.50%
Expected return on plan assets	5.68%	5.66%	6.25%	—%	—%	—%
International plans
Discount rate	1.99%	2.80%	2.50%	—%	—%	—%
Expected return on plan assets	2.45%	3.34%	3.19%	—%	—%	—%

The following table lists the projected benefit obligation, accumulated benefit obligation and fair value of plan assets for the pension plans with projected benefit obligations and accumulated benefit obligations in excess of plan assets at December 31, 2020 and 2019.

	Domestic Plans		International Plans
	2020	2019	2020	2019
Projected benefit obligation	$672,070	$606,138	$490,134	$446,686
Accumulated benefit obligation	668,875	604,612	490,134	446,686
Fair value of plan assets	570,958	530,548	409,260	379,342

The following table lists the projected benefit obligation, accumulated benefit obligation and fair value of plan assets for the Spectrum Plan, which had plan assets in excess of projected benefit obligations and accumulated benefit obligations at December 31, 2020 and 2019:

	2020	2019
Projected benefit obligation	$516,816	$500,739
Accumulated benefit obligation	516,816	500,739
Fair value of plan assets	546,692	516,666

The table below presents the weighted average asset allocations for the domestic and U.K. pension plans’ assets at December 31, 2020 and December 31, 2019 by asset category.

	U.S. Plans		U.K. Plan
Asset Category	2020	2019	2020	2019
Fixed Income Collective Trust Funds and Securities	64%	65%	70%	68%
Equity Collective Trust Funds and Securities	29	30	18	19
Other Investment Collective Trust Funds and Securities	3	3	11	12
Cash	4	2	1	1

Total	100%	100%	100%	100%

The Company manages the plans’ asset allocation relative to the liability profile and funded status of the plans. It is expected that as the plan’s funded status improves, the portfolio will take less risk as to preserve the funded status of the plan framework. The plans follow a glide path whereby a target return-seeking allocation is followed based upon a given funded ratio level. The plans’ position with respect to the glide path is monitored and asset allocation and strategy changes to the plans’ portfolio are made as appropriate. The plans’ strategy is also monitored in relation to the capital markets, interest rates, and the regulatory environment. The assets of the Company’s pension plan in Germany consist of investments in German insurance contracts.

The fair value of U.S. plan assets was $1,117,650 and $1,047,214 at December 31, 2020 and 2019, respectively. The fair value of the U.K. plan assets was $407,336 and $377,536 at December 31, 2020 and 2019, respectively. The fair value of the German pension plan assets was $1,924 and $1,806 at December 31, 2020 and 2019, respectively.

The table below classifies the assets of the U.S. and U.K. plans using the Fair Value Hierarchy described in Note 10 - Fair Value Measurements.

		Fair Value Hierarchy
	Total	Level 1	Level 2	Level 3	NAV(1)
December 31, 2020
United States plans
Cash and cash equivalents	$41,621	$41,621	$—	$—	$—
Collective Trust Funds - Equity	319,143	—	—	—	319,143
Collective Trust Funds - Fixed income	718,702	—	30,019	—	688,683
Collective Trust Funds - Real Estate	38,184	—	—	—	38,184

	$1,117,650	$41,621	$30,019	$—	$1,046,010

United Kingdom plan
Cash and cash equivalents	$1,755	$1,755	$—	$—	$—
Equity securities	73,963	73,963	—	—	—
Fixed income securities	288,068	288,068	—	—	—
Other investments	43,550	—	14,737	28,813	—

	$407,336	$363,786	$14,737	$28,813	$—

December 31, 2019
United States plans
Cash & Cash Equivalents	$23,867	$23,867	$—	$—	$—
Collective Trust Funds - Equity	309,794	—	—	—	309,794
Collective Trust Funds - Fixed Income	682,279	—	22,410	—	659,869
Collective Trust Funds - Real Estate	31,274	—	—	—	31,274

	$1,047,214	$23,867	$22,410	$—	$1,000,937

United Kingdom plan
Cash & Cash Equivalents	$1,802	$1,802	$—	$—	$—
Equity securities	72,503	72,503	—	—	—
Fixed income securities	259,192	259,192	—	—	—
Other investments	44,039	—	13,859	30,180	—

	$377,536	$333,497	$13,859	$30,180	$—

(1)

Investments in common/ collective trusts invest primarily in publicly traded securities and are valued using net asset value (NAV) of units of a bank collective trust. Therefore, these amounts have not been classified in the fair value hierarchy and are presented in the tables to reconcile the fair value hierarchy to the total fair value of plan assets.

Plan assets are measured at fair value. While the Company believes its valuation methodologies are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine fair value of certain financial instruments could result in a different fair value measurement at the reporting date. The Company’s valuation methodologies used for the plan assets measured at fair value are as follows:

Cash and cash equivalents – Cash and cash equivalents include cash on deposit and investments in money market mutual funds that invest mainly in short-term instruments and cash, both of which are valued using a market approach.

Equity securities – Common, preferred, and foreign stocks are valued using a market approach at the closing price on their principal exchange and are included in Level 1 of the fair value hierarchy.

Fixed income securities – Corporate and foreign bonds are valued using a market approach at the closing price reported on the active market on which the individual securities are traded and are included in Level 1 of the fair value hierarchy.

Collective trust funds – Collective trust funds are valued at the net asset value of units held at year end and are excluded from the fair value hierarchy. The Collective trust funds fair value has been included within the table above based on the underlying investment strategy.

•	Equity Funds – Collective trust funds classified as Equity primarily invest in U.S. and non-U.S. securities in both small and large capitalization markets.

•	Fixed Income Funds – Collective trust funds classified as Fixed Income primarily invest in debt securities, U.S. treasury securities, and fixed income securities.

•	Real Estate Funds – Collective trust funds classified as Real Estate Funds are invested in global real estate securities.

The fair values of the Level 3 assets in the U.K. plan are determined by the fund manager using a discounted cash flow methodology. The future cash flows expected to be generated by the assets of the funds and made available to investors are estimated and then discounted back to the valuation date. The discount rate is derived by adding a risk premium to the risk-free interest rate applicable to the country in which the assets are located.

The following table details the activity in these investments for the years ended December 31, 2018, 2019 and 2020:

U.K. Plan Level 3 Assets
Balance at January 1, 2018	$38,070
Change in fair value	(7,294)
Foreign currency translation effect	(1,838)

Balance at December 31, 2018	28,938
Change in fair value	97
Foreign currency translation effect	1,145

Balance at December 31, 2019	30,180
Change in fair value	(2,172)
Foreign currency translation effect	805

Balance at December 31, 2020	$28,813

The Company had no minimum funding requirements for its domestic pension plans in 2020. Due to the potential impact of COVID-19 and related plans to manage capital resources, the Company reduced its level of funding to the domestic pension plans in 2020. In 2020, the Company contributed $15,552 to its domestic and international pension plans, and during 2021, the Company expects to contribute between $45,000 and $55,000 to its domestic and international pension plans.

The Company estimates its benefit payments for its domestic and international pension plans and other postretirement benefit plans during the next ten years to be as follows:

	Pension Benefits	Other Postretirement Benefits
2021	$89,581	$12,266
2022	90,470	12,676
2023	90,385	12,801
2024	91,921	12,889
2025	92,164	12,987
2026 through 2030	456,605	62,913

Note 12. Lease Commitments

The Company leases certain warehouses, distribution centers, office space, material handling equipment, office equipment, cars and information technology hardware. The Company determines if an arrangement is a lease or contains an embedded lease at contract inception.

Upon implementing the new lease accounting standard in 2019, the Company elected the package of practical expedients, which permits a lessee to not reassess under the new standard its prior conclusions regarding lease identification, lease classification and initial direct costs.

Lease liabilities and their corresponding right-of-use assets, for leases with terms of 12 months or greater, are recorded based on the present value of lease payments over the expected lease term. The Company has elected not to present short term leases on the consolidated balance sheet, in accordance with the standard.

The interest rate implicit in lease contracts is typically not readily determinable. As such, the Company utilizes the appropriate incremental borrowing rate, which is the rate incurred to borrow on a collateralized basis over a similar term at an amount equal to the lease payments in a similar economic environment. Certain adjustments to the right-of-use asset may be required for items such as initial direct costs paid or incentives received.

Most leases include one or more options to renew, with renewal terms that can extend the lease term from one to 10 years or more. The exercise of lease renewal options is at the Company’s sole discretion. For purposes of calculating operating lease liabilities, lease terms may be deemed to include options to extend or terminate the lease when it is reasonably certain that the Company will exercise that option.

Certain of the Company’s lease agreements include rental payments based on the use of the leased property over contractual levels. The Company’s lease agreements do not contain any material residual value guarantees or material restrictive covenants.

The Company has lease agreements with lease and non-lease components, which are accounted for separately. Although separation of lease and non-lease components is required, certain practical expedients are available to entities. Entities electing the practical expedient would account for each lease component and the related non-lease component together as a single component. For certain building leases, including the lease of warehouses, distribution centers and office space, the Company accounts for the lease and non-lease components as a single lease component. For all other asset types, the Company accounts for lease and non-lease components separately.

For operating leases, the right-of-use asset is subsequently measured throughout the lease term at the carrying amount of the lease liability. Lease expense for lease payments is recognized on a straight-line basis over the lease term.

For finance leases, the right-of-use asset is subsequently amortized using the straight-line method from the lease commencement date to the earlier of the end of its useful life or the end of the lease term. In cases where the lease term exceeds the useful life, the right-of-use asset is amortized over the useful life of the underlying asset. Amortization of the right-of-use asset is recognized and presented separately from interest expense on the lease liability.

Variable lease expense includes payments based on performance or usage, as well as changes to index and rate-based lease payments.

Right-of-use assets for operating and finance leases are periodically reviewed for impairment losses. The Company uses the long-lived assets impairment guidance in ASC Subtopic 360-10, “Property, Plant, and Equipment - Overall”, to determine whether a right-of-use asset is impaired, and if so, the amount of the impairment loss to recognize. No impairment losses have been recognized to date.

The following table presents the location and amount of lease assets and liabilities in the Consolidated Balance Sheets:

Assets	Location	December 31, 2020	December 31, 2019
Operating lease assets, net	Operating lease right-of-use assets, net	$91,884	$80,752
Finance lease assets	Property, plant and equipment	4,669	4,577

Total leased assets		$96,553	$85,329

Liabilities	Location
Current:
Operating	Accrued liabilities	$23,338	$27,663
Finance	Current portion of long-term debt and finance leases	778	265
Noncurrent:
Operating	Noncurrent operating leases	71,391	55,371
Finance	Long-term debt and finance leases	1,332	935

Total lease liabilities		$96,839	$84,234

The following table presents the location and amount of lease expense in the Consolidated Income Statement:

Lease cost	Location	Twelve Months Ended December 31, 2020	Twelve Months Ended December 31, 2019
Operating lease cost (a)	Cost of sales	$35,305	$36,321
Operating lease cost	Selling general & administrative expenses	6,785	5,632

Total operating lease cost		42,090	41,953
Amortization of finance lease assets	Cost of sales	$698	$352
Amortization of finance lease assets	Selling general & administrative expenses	132	—
Interest on finance lease liabilities	Interest expense	96	32

Total finance lease cost		926	384

Net lease cost		$43,016	$42,337

(a)	- Includes short-term lease costs of $7,904 and variable lease costs of $2,385 for the year ended December 31, 2020, $7,328 and $3,480, respectively for the year ended December 31, 2019.

The following table presents the future maturities of the Company’s lease obligations:

	December 31, 2020
	Operating Leases	Finance Leases	Total
2021	$24,947	$855	$25,802
2022	21,143	781	21,924
2023	16,677	425	17,102
2024	13,315	224	13,539
2025	10,201	6	10,207
After 2025	15,921	—	15,921

Total lease payments	102,204	2,291	104,495

Less: Interest	(7,475)	(181)	(7,656)

Present value of lease liabilities	$94,729	$2,110	$96,839

The following table presents the weighted-average lease term and discount rates of the Company’s lease obligations:

Weighted-average remaining lease term (years)	December 31, 2020	December 31, 2019
Operating leases	5.10	4.90
Finance Leases	2.94	4.26
Weighted-average discount rate
Operating leases	5.20%	5.76%
Finance Leases	4.31%	5.79%

The following table presents the cash flow amounts related to lease liabilities included in the Company’s Consolidated Statements of Cash Flows

	Twelve Months Ended December 31, 2020	Twelve Months Ended December 31, 2019
Cash paid for amounts included in the measurement of lease liabilities
Operating cash outflows from operating leases	$32,482	$33,774
Financing cash outflows from finance leases	803	605
Leased assets obtained in exchange for new finance lease liabilities	67	43
Leased assets obtained in exchange for new operating lease liabilities	200	342

Note 13. Other Long-Term Liabilities

Other long-term liabilities at December 31 were as follows:

	2020	2019
Product liability	$77,002	$91,853
Long-term income taxes payable	20,434	20,434
Stock-based liabilities	17,807	14,778
Other	36,999	22,000

Other long-term liabilities	$152,242	$149,065

Note 14. Share Repurchase Program

Share repurchase programs require the approval of the Company’s Board of Directors. The following table summarizes the Company’s Board authorized share repurchase programs and related information for the twelve months ended December 31, 2020:

Program(1)	Date Authorized by Board of Directors	Expiration Date(2)	Amount Authorized (excluding commissions)	Amount Spent as of December 31, 2020 (excluding commissions)	Status
2017 Repurchase Program	February 16, 2017	December 31, 2021	$300,000	$106,877	Active

(1)

The repurchase program listed does not obligate the Company to acquire any specific number of shares and can be suspended or discontinued at any time without notice. Shares can be repurchased in privately negotiated and/or open market transactions, including under plans complying with Rule 10b5-1 under the Securities Exchange Act of 1934, as amended. All repurchases under the program listed above have been made using cash resources.

(2)	On December 3, 2019, the expiration of the 2017 Repurchase Program, scheduled for December 31, 2019, was extended to December 31, 2021. No other changes were made to the program.

The Company did not have any open market or 10b5-1 plan share repurchase activity during the twelve months ended December 31, 2020 or December 31, 2019 shares of the Company’s common stock at an average cost of $34.11 per share.

Reserved Shares

There were 1,980,709 common shares reserved for grants under compensation plans at December 31, 2020. The Company eliminated the option for plan participants in the Company’s defined contribution plans to purchase additional shares of the Company’s common stock in March 2014. Effective May 2019, common stock held in the Company’s defined contribution plans can no longer receive quarterly dividends in the form of the Company’s common stock. As a result of this change, common shares previously reserved for the Company’s defined contribution plans have been released.

Note 15. Stock-Based Compensation

The Company’s incentive compensation plans allow the Company to grant awards to employees in the form of stock options, stock awards, restricted stock units, stock appreciation rights, performance stock units, dividend equivalents and other awards. Compensation related to these awards is determined based on the grant-date fair value and is amortized to expense over the vesting period. The Company recognizes compensation expense based on the earlier of the vesting date or the date when the employee becomes eligible to retire without forfeiture of the award. If awards can be settled in cash, these awards are recorded as liabilities and recorded at fair value at each reporting date.

The following table discloses the amount of stock-based compensation expense:

	Year Ended December 31,
	2020	2019	2018
Restricted stock units	$3,729	$2,836	$3,196
Performance stock units	2,324	1,526	672

Total stock-based compensation	$6,053	$4,362	$3,868

Stock Options

The 2010 and 2014 Incentive Compensation Plans provide for granting options to key employees to purchase common shares at prices not less than market at the date of grant. Options under these plans may have terms of up to ten years becoming exercisable in whole or in consecutive installments, cumulative or otherwise. The plans allow the granting of nonqualified stock options which are not intended to qualify for the tax treatment applicable to incentive stock options under provisions of the Internal Revenue Code.

No stock options have been granted to executives participating in the Long-Term Incentive Plan since February 2014. Outstanding options do not contain any performance-based criteria. The Company recognizes compensation expense based on the earlier of the vesting date or the date when the employee becomes eligible to retire.

Summarized information for the outstanding stock options follows:

	Number of Shares	Weighted Average Exercise Price (per share)	Aggregate Intrinsic Value (thousands)
Outstanding at December 31, 2019	238,748	$23.30
Exercised	(117,324)	22.48
Expired	(1,508)	23.96

Outstanding and Exercisable at December 31, 2020	119,916	$24.08	$1,969

	Year Ended December 31,
	2020	2019	2018
Aggregate intrinsic value of options exercised (thousands)	1,392	425	298

The weighted average remaining contractual life of options outstanding at December 31, 2020 is 2.6 years. All outstanding stock options are exercisable.

Segregated disclosure of options outstanding at December 31, 2020 was as follows:

	Range of Exercise Prices
	Less than or equal to $15.63	Greater than $15.63
Options outstanding	5,965	113,951
Weighted average exercise price	$15.63	$24.53
Remaining contractual life	1.1	2.8
Options exercisable	5,965	113,951
Weighted average exercise price	$15.63	$24.53

At December 31, 2020, the Company had fully amortized all expense related to its stock option awards.

Restricted Stock Units

Under the 2001 and 2014 Incentive Compensation Plans, restricted stock units may be granted to officers and certain other employees as awards for exceptional performance, as a hiring or retention incentive or as part of the Long-Term Incentive Plan. The restricted stock units granted in 2018, 2019 and 2020 have vesting periods of three to four years. Compensation expense related to the restricted stock units granted is determined based on the fair value of the Company’s stock on the date of grant. The Company recognizes compensation expense based on the earlier of the vesting date or the date when the employee becomes eligible to retire. Employees must remain employed for at least six months after the grant date to vest in the restricted stock units, even if retirement eligible.

The following table provides details of the Company’s restricted stock units for 2020:

	Number of Restricted Units	Weighted Average Grant-Date Fair Value (per share)	Aggregate Intrinsic Value (thousands)
Nonvested at December 31, 2019	230,962	$33.49
Granted	158,256	28.58
Vested	(88,672)	35.04
Canceled	(49,720)	30.02
Accrued dividend equivalents	4,376	30.62

Nonvested at December 31, 2020	255,202	$30.86

Vested but not released	1,508	18.04

Outstanding at December 31, 2020	256,710	$30.78	$7,902

Weighted-average remaining contractual term of shares outstanding (months)	20

	Year Ended December 31,
	2020	2019	2018
Weighted average grant-date fair value of restricted shares granted (per share)	$28.58	$32.52	$34.53
Weighted average grant-date fair value of shares vested (thousands)	$3,107	$3,336	$3,000

The number of vested restricted stock units at December 31, 2020 and 2019 was 1,508 and 1,483, respectively. At December 31, 2020, the Company has $1,896 of unvested compensation cost related to restricted stock units and this cost will be recognized as expense over a weighted average period of 27 months.

Performance Stock Units

Under the 2014 Incentive Compensation Plan, performance stock units may be granted as part of the Long-Term Incentive Plan. Compensation expense related to the performance stock units is determined based on the fair value of the Company’s stock on the date of grant combined with performance metrics. The Company recognizes compensation expense based on the earlier of the vesting date or the date when the employee becomes eligible to retire, and in accordance with the achievement of the underlying performance condition.

The following table provides details of the nonvested performance stock units earned under the Company’s Long-Term Incentive Plan:

	Number of Performance Units	Weighted Average Grant- Date Fair Value (per share)	Aggregate Intrinsic Value (thousands)
Nonvested at December 31, 2019	59,335	$33.79
Earned	92,816	27.35
Vested	(51,147)	31.50
Canceled	(20,064)	29.33
Accrued dividend equivalents	1,014	33.85

Nonvested at December 31, 2020	81,954	$29.02

Vested but not released	49,376	31.39

Outstanding at December 31, 2020	131,330	$29.91	$3,928

Weighted-average remaining contractual term of performance stock units outstanding (months)	11

	Year Ended December 31,
	2020	2019	2018
Weighted average grant-date fair value of performance stock units granted (per share)	$27.35	$33.27	$36.08
Weighted average grant-date fair value of performance stock units vested (thousands)	$1,611	$1,073	$1,821

At December 31, 2020, the Company had $412 of unvested compensation cost related to performance stock units and this cost will be recognized as expense over a weighted average period of 19 months.

The Company’s nonvested restricted stock units and performance stock units are not participating securities. These units will be converted into shares of Company common stock in accordance with the distribution date indicated in the agreements. Restricted stock units earn dividend equivalents from the time of the award until distribution is made in common shares. Performance stock units earn dividend equivalents from the time the units have been earned based upon Company performance metrics until distribution is made in common shares. Dividend equivalents are only earned subject to vesting of the underlying restricted stock units or performance stock units. Accordingly, such units do not represent participating securities.

At December 31, 2020, the company had 1,980,709 shares available for future issuance under equity compensation plans.

Note 16. Changes in Accumulated Other Comprehensive (Loss) Income by Component

The following tables provide a quarterly reconciliation of each component of Accumulated other comprehensive (loss) income:

	Cumulative Translation Adjustment	Derivative Instruments	Post-retirement Benefits	Total
Ending Balance, December 31, 2019	$(58,186)	$(549)	$(388,845)	$(447,580)
Other comprehensive income (loss) before reclassifications	14,865	(9,073)	(37,979)	(32,187)
Foreign currency translation effect	—	—	(4,611)	(4,611)
Income tax effect	—	2,022	7,857	9,879
Amount reclassified from accumulated other comprehensive (loss) income
Cash flow hedges	—	644	—	644
Amortization of prior service cost	—	—	1,429	1,429
Amortization of actuarial loss	—	—	35,257	35,257
Pension settlement charges	—	—	4,155	4,155
Prior service effect of plan amendment	—	—	(2,581)	(2,581)
Income tax effect	—	184	(11,498)	(11,314)

Other comprehensive income (loss)	14,865	(6,223)	(7,971)	671

Ending Balance, December 31, 2020	$(43,321)	$(6,772)	$(396,816)	$(446,909)

	Cumulative Translation Adjustment	Derivative Instruments	Post-retirement Benefits	Total
Ending Balance, December 31, 2018	$(62,133)	$2,150	$(401,606)	$(461,589)
Other comprehensive income (loss) before reclassifications	3,947	(2,612)	(12,877)	(11,542)
Foreign currency translation effect	—	—	(2,668)	(2,668)
Income tax effect	—	804	—	804
Amount reclassified from accumulated other comprehensive (loss) income
Cash flow hedges	—	(1,141)	—	(1,141)
Amortization of prior service credit	—	—	603	603
Amortization of actuarial losses	—	—	35,843	35,843
Pension settlement charge	—	—	4,262	4,262
Prior service effect of plan amendment	—	—	(3,069)	(3,069)
Income tax effect	—	250	(9,333)	(9,083)

Other comprehensive income (loss)	3,947	(2,699)	12,761	14,009

Ending Balance, December 31, 2019	$(58,186)	$(549)	$(388,845)	$(447,580)

Note 17. Comprehensive Income Attributable to Noncontrolling Shareholders’ Interests

The following table provides the details of the comprehensive income (loss) attributable to noncontrolling shareholders’ interests:

	Twelve Months Ended December 31,
	2020	2019	2018
Net income attributable to noncontrolling shareholders’ interests	$1,115	$1,913	$3,977
Other comprehensive income (loss):
Currency translation adjustments	2,279	795	(2,237)

Comprehensive income attributable to noncontrolling shareholders’ interests	$3,394	$2,708	$1,740

Note 18. Contingent Liabilities

Product Liability Claims

The Company is a defendant in various product liability claims brought in numerous jurisdictions in which individuals seek damages resulting from motor vehicle accidents allegedly caused by defective tires manufactured by the Company. Each of the product liability claims faced by the Company generally involves different types of tires and circumstances surrounding the accident such as different applications, vehicles, speeds, road conditions, weather conditions, driver error, tire repair and maintenance practices, service life conditions, as well as different jurisdictions and different injuries. In addition, in many of the Company’s product liability lawsuits the plaintiff alleges that his or her harm was caused by one or more co-defendants who acted independently of the Company. Accordingly, both the claims asserted and the resolutions of those claims have an enormous amount of variability. The aggregate amount of damages asserted at any point in time is not determinable since often times when claims are filed, the plaintiffs do not specify the amount of damages. Even when there is an amount alleged, at times the amount is wildly inflated and has no rational basis.

The fact that the Company is a defendant in product liability lawsuits is not surprising given the current litigation climate, which is largely confined to the United States. However, the fact that the Company is subject to claims does not indicate that there is a quality issue with the Company’s tires. The Company sells approximately 30 to 35 million passenger car, light truck, sport utility vehicle, TBR and motorcycle tires per year in North America. The Company estimates that approximately 300 million Company-produced tires made up of thousands of different specifications are still on the road in North America. While tire disablements do occur, it is the Company’s and the tire industry’s experience that the vast majority of tire failures relate to service-related conditions, which are entirely out of the Company’s control, such as failure to maintain proper tire pressure, improper maintenance, improper repairs, road hazard, and excessive speed.

The Company accrues costs for asserted product liability claims at the time a loss is probable and the amount of loss can be estimated. The Company believes the probability of loss can be established and the amount of loss can be estimated only after certain minimum information is available, including verification that Company-produced product was involved in the incident giving rise to the claim, the condition of the product purported to be involved in the claim, the nature of the incident giving rise to the claim and the extent of the purported injury or damages. In cases where such information is known, each product liability claim is evaluated based on its specific facts and circumstances. A judgment is then made to determine the requirement for establishment or revision of an accrual for any potential liability. Adjustments to estimated reserves are recorded in the period in which the change in estimate occurs. The liability often cannot be determined with precision until the claim is resolved.

Pursuant to ASC 450 “Contingencies,” the Company accrues the minimum liability for each known claim when the estimated outcome is a range of probable loss and no one amount within that range is more likely than another. For such known claims, the Company accrues the minimum liability because the product liability claims faced by the Company are unique and widely variable, and accordingly, the resolutions of those claims have an enormous amount of variability. The costs have ranged from zero dollars to $33 million in one case with no average that is meaningful.

No specific accrual is made for individual unasserted claims or for premature claims, asserted claims where the minimum information needed to evaluate the probability of a liability is not yet known. However, an accrual is maintained for such claims based, in part, on management’s expectations for future litigation activity and the settled claims history maintained, including the historical number of claims and amount of settlements.

The Company periodically reviews its estimates and any adjustments for changes in reserves are recorded in the period in which the change in estimate occurs. Because of the speculative nature of litigation in the U.S., the Company does not believe a meaningful aggregate range of reasonably possible loss for asserted and unasserted claims can be determined. While the Company believes its reserves are reasonably stated, it is possible an individual claim from time to time may result in an aberration from the norm and could have a material impact.

The time frame for the payment of a product liability claim is too variable to be meaningful. From the time a claim is filed to its ultimate disposition depends on the unique nature of the case, how it is resolved - claim dismissed, negotiated settlement, trial verdict or appeals process - and is highly dependent on jurisdiction, specific facts, the plaintiff’s attorney, the court’s docket and other factors. Given that some claims may be resolved in weeks and others may take five years or more, it is impossible to predict with any reasonable reliability the time frame over which the accrued amounts may be paid. However, the time frame from occurrence of the loss incident to reporting of the claim is monitored by the Company on an ongoing basis.

The Company regularly reviews the probable outcome of outstanding legal proceedings and the availability and limits of insurance coverage, and accrues for such legal proceedings at the time a loss is probable and the amount of the loss can be estimated. As part of its regular review, the Company monitors trends that may affect its ultimate liability and analyzes developments and variables likely to affect pending and anticipated claims against the Company and the reserves for such claims. The Company utilizes claims experience, as well as trends and developments in the litigation climate, in estimating its required accrual. Based on the Company’s review completed in the third quarter of 2020, the Company recorded a benefit of $48,764. This benefit reflects a reduction in the Company’s estimate of the volume of anticipated product liability claims, as well as adjustments to existing reserves based upon settled claims history. As a result of the Company’s review, coupled with normal activity, including the addition of another quarter of self-insured incidents, settlements and changes in the amount of reserves, the Company decreased its accrual to $95,339 at December 31, 2020, compared to $117,219 at December 31, 2019.

The addition of another twelve months of self-insured incidents through December 31, 2020 accounted for an increase of $34,809 in the Company’s product liability reserve. Settlements, changes in the amount of reserves for cases where sufficient information is known to estimate a liability, and changes in assumptions, including the estimate of anticipated claims and settlement values, decreased the liability by $49,032 at December 31, 2020. During 2020, the Company paid $7,657 to resolve cases and claims.

The Company’s product liability reserve balance at December 31, 2020 totaled $95,339 (the current portion of $18,337 is included in Accrued liabilities and the long-term portion is included in Other long-term liabilities on the Consolidated Balance Sheets), and the balance at December 31, 2019 totaled $117,219 (current portion of $25,366).

The product liability expense reported by the Company includes amortization of insurance premium costs, adjustments to settlement reserves and legal costs incurred in defending claims against the Company. Legal costs are expensed as incurred and product liability insurance premiums are amortized over coverage periods.

Product liability expenses are included in Cost of products sold in the Consolidated Statements of Income. Product liability (benefit) expense was as follows:

	Twelve Months Ended December 31,
	2020	2019	2018
Product liability (benefit) expense	$(3,539)	$40,309	$17,692

Other Litigation

In addition to the proceedings described above, the Company is involved in various other legal proceedings arising in the ordinary course of business. The Company regularly reviews the probable outcome of these proceedings, the expenses expected to be incurred, the availability and limits of the insurance coverage, and accrues for these proceedings at the time a loss is probable and the amount of the loss can be estimated. Although the outcome of these pending proceedings cannot be predicted with certainty and an estimate of any such loss cannot be made, the Company believes that any liabilities that may result from these proceedings are not reasonably likely to have a material adverse effect on the Company’s liquidity, financial condition or results of operations.

Employment Contracts and Agreements

No executives have employment agreements as of December 31, 2020. The Executive Officers and certain other employees are covered by the Cooper Tire & Rubber Company Change in Control Severance Pay Plan.

At December 31, 2020, approximately 42 percent of the Company’s workforce was represented by collective bargaining units.

Note 19. Business Segments

The Company has four segments under ASC 280, “Segments”:

•	North America, composed of the Company’s operations in the United States and Canada;

•	Latin America, composed of the Company’s operations in Mexico, Central America and South America;

•	Europe; and

•	Asia.

North America and Latin America meet the criteria for aggregation in accordance with ASC 280, as they are similar in their production and distribution processes and exhibit similar economic characteristics. The aggregated North America and Latin America segments are presented as “Americas Tire Operations” in the segment disclosure. The Americas Tire Operations segment manufactures and markets passenger car and light truck tires, primarily for sale in the U.S. replacement market. The segment also has a manufacturing operation in Mexico, COOCSA, which supplies passenger car and light truck tires to the Mexican, North American, Central American and South American markets. On January 24, 2020, the Company acquired the remaining noncontrolling ownership interest in COOCSA, making COOCSA a wholly-owned subsidiary. The segment also markets and distributes racing, TBR and motorcycle tires. The racing and motorcycle tires are manufactured by the Company’s European segment and by others. TBR tires are sourced from GRT and ACTR, and through off-take agreements with PCT and Sailun Vietnam through December 31, 2020.

Major distribution channels and customers include independent tire dealers, wholesale distributors, regional and national retail tire chains, large retail chains that sell tires as well as other automotive products, mass merchandisers and digital channels. The segment does not currently sell its products directly to end users, except through three Company-owned retail stores. The segment sells a limited number of tires to OEMs.

Both the Europe and Asia segments have been determined to be individually immaterial, as they do not meet the quantitative requirements for segment disclosure under ASC 280. In accordance with ASC 280, information about operating segments that are not reportable shall be combined and disclosed in an all other category separate from other reconciling items. As a result, these two segments have been combined in the segment operating results discussion. The results of the combined Europe and Asia segments are presented as “International Tire Operations.” The European operations include manufacturing operations in the U.K. and Serbia. The U.K. entity primarily manufactures and markets motorcycle and racing tires and tire retread material for domestic and global markets. The Serbian entity manufactures passenger car and light truck tires primarily for the European markets and for export to the North American segment. The Asian operations are located in the PRC and Vietnam. Cooper Kunshan Tire, in the PRC, manufactures passenger car and light truck tires both for the Chinese domestic market and for export to markets outside of the PRC. GRT, a joint venture manufacturing facility located in the PRC, and ACTR, a joint venture manufacturing facility located in Vietnam, serve as global sources of TBR tire production for the Company. The segment also procured certain TBR tires under off-take agreements with PCT and Sailun Vietnam. The segment sells a majority of its tires in the replacement market, with a portion also sold to OEMs.

On January 17, 2019, Cooper Tire Europe, a wholly-owned subsidiary of the Company, committed to a plan to cease substantially all light vehicle tire production at its Melksham, U.K. facility. The phasing out of light vehicle tire production was substantially completed in the third quarter of 2019. Approximately 300 roles were eliminated at the site. Cooper Tire Europe now obtains light vehicle tires to meet customer needs from other production sites within the Company’s global production network. Approximately 400 roles remain in Melksham to support the functions that continue there, including motorsports and motorcycle tire production, a materials business, Cooper Tire Europe headquarters, sales and marketing, and the Europe Technical Center.

The following table details segment financial information:

	Twelve Months Ended December 31,
	2020	2019	2018
Net sales:
Americas Tire
External customers	$2,148,828	$2,315,497	$2,330,457
Intercompany	22,061	38,229	32,189

	2,170,889	2,353,726	2,362,646
International Tire
External customers	372,246	437,143	477,621
Intercompany	109,409	96,860	163,355

	481,655	534,003	640,976
Eliminations	(131,470)	(135,090)	(195,560)

Consolidated net sales	$2,521,074	$2,752,639	$2,808,062

Operating profit (loss):
Americas Tire	$280,349	$237,753	$229,500
International Tire	3,167	(13,390)	(14,044)
Unallocated corporate charges	(54,690)	(49,968)	(51,564)
Eliminations	2,055	60	1,353

Consolidated operating profit	$230,881	$174,455	$165,245

Interest expense	$(22,707)	$(31,189)	$(32,181)
Interest income	3,569	9,458	10,216
Other pension and postretirement benefit expense	(25,419)	(41,567)	(27,806)
Other non-operating income (expense)	4,579	(1,485)	(1,416)

Income before income taxes	$190,903	$109,672	$114,058

Depreciation and amortization expense:
Americas Tire (a)	$93,469	$95,761	$93,978
International Tire	41,654	31,654	34,564
Corporate (a)	23,724	20,639	18,619

Consolidated depreciation and amortization expense	$158,847	$148,054	$147,161

Segment assets:
Americas Tire	$1,478,125	$1,543,779	$1,513,534
International Tire	736,877	739,076	662,226
Corporate and other	756,571	519,483	458,445

Consolidated assets	$2,971,573	$2,802,338	$2,634,205

Expenditures for long-lived assets:
Americas Tire	$114,565	$111,819	$112,444
International Tire	31,383	62,334	71,667
Corporate	5,250	28,569	9,188

Consolidated expenditures for long-lived assets	$151,198	$202,722	$193,299

Geographic information for long-lived assets follows:

	As of December 31,
	2020	2019	2018
Net sales
United States	$2,071,981	$2,175,599	$2,196,424
Rest of world	449,093	577,040	611,638

Consolidated net sales	$2,521,074	$2,752,639	$2,808,062

Long-lived assets (b)
United States	$714,139	$683,769	$595,768
PRC	232,553	239,889	232,339
Rest of world	222,816	204,336	173,814

Consolidated long-lived assets	$1,169,508	$1,127,994	$1,001,921

(a)

- Depreciation and amortization of $51,210 and $36,713 has been reclassified in 2019 and 2018, respectively, from Corporate to Americas Tire to properly present such expense as reflected in the segment results for the corresponding periods. .

(b)	- Beginning in 2019, the company includes Right of Use Assets in the Long-lived assets for each segment.

The following customer of the Americas Tire Operations segment contributed ten percent or more of the Company’s total consolidated net sales in 2020, 2019 or 2018. Net sales and percentage of consolidated Company net sales for these customers in 2020, 2019 and 2018 were as follows:

	2020		2019		2018
Customer	Net Sales	Consolidated Net Sales	Net Sales	Consolidated Net Sales	Net Sales	Consolidated Net Sales
American Tire Distributors, Inc.	$329,631	13%	$311,559	11%	$310,070	11%

Note 20. Subsequent Event

On February 22, 2021, the Company entered into a Merger Agreement by and among the Company, Goodyear and the Merger Sub, pursuant to which, subject to the satisfaction or (to the extent permissible) waiver of the conditions set forth therein, Goodyear will acquire the Company by way of the Merger, with the Company surviving such Merger as a wholly owned subsidiary of Goodyear. Under the terms of the Merger Agreement, at the effective time of the Merger, the Company’s stockholders will be entitled to receive $41.75 per share in cash and a fixed exchange ratio of 0.907 shares of Goodyear common stock per share of the Company’s common stock they own at the effective time (the “Merger Consideration”). Upon completion of the proposed Merger, it is expected that the Company’s stockholders will own approximately 16 percent and Goodyear stockholders will own approximately 84 percent of the combined company on a fully diluted basis. In addition, at the effective time of the Merger, as defined under the terms of the Merger Agreement, all outstanding restricted stock units and performance stock units of the Company will be converted into the right to receive the Merger Consideration, and the Company’s outstanding options will be converted into a right to receive a cash payment. The Company expects to complete the Merger in the second half of 2021, subject to the satisfaction of customary closing conditions, including receipt of required regulatory approvals and the approval of the Company’s stockholders.

The Company is party to a trust agreement which is intended to provide funding for benefits payable and other potential payments to directors, executive officers and certain other employees under various plans and agreements of the Company. The execution of the Merger Agreement constituted a “potential change in control” under such plans and agreements and as a result, the Company is required to fund the estimated value of the payments to be made to the beneficiaries under the trust agreement within five business days of signing the Merger Agreement. The Company will deposit an additional $58,812 with the trustee in connection with this funding obligation. Such cash will be treated as restricted cash on the consolidated financial statements.

COOPER TIRE & RUBBER COMPANY

SCHEDULE II—VALUATION AND QUALIFYING ACCOUNTS

Years Ended December 31, 2020, 2019 and 2018

(Dollar amounts in thousands)		Additions
	Balance at Beginning of Year	Charged to Income	Charged to Equity	Acquisition of Business	Deductions		Balance at End of Year
Year Ended December 31, 2018
Allowance for doubtful accounts	$7,570	$2,019	$—	$—	$3,753	(a)	$5,836
Tax valuation allowance	$30,102	$456	$—	$—	$7,938	(b)	$22,620
Year Ended December 31, 2019
Allowance for doubtful accounts	$5,836	$3,401	$—	$—	$1,128	(a)	$8,109
Tax valuation allowance	$22,620	$13,178	$(6,337)	$—	$2,191	(b)	$27,270
Year Ended December 31, 2020
Allowance for doubtful accounts	$8,109	$4,925	$—	$—	$1,872	(a)	$11,162
Tax valuation allowance	$27,270	$5,834	$2,736	$—	$695	(b)	$35,145

(a)	Accounts written off during the year, net of recoveries of accounts previously written off.
(b)	Net increase in tax valuation allowance is primarily the result of a net increase in unbenefitted losses. 2020 also includes remeasurement of deferred tax assets in the U.K.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of Cooper Tire & Rubber Company

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Cooper Tire & Rubber Company (the Company) as of December 31, 2020 and 2019, the related consolidated statements of income, comprehensive income, equity and cash flows for each of the three years in the period ended December 31, 2020, and the related notes and financial statement schedule listed in the Index at Item 15(a)(2) (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2020 and 2019, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2020, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated February 22, 2021 expressed an unqualified opinion thereon.

Basis for Opinion

These financial statements are the responsibility of the Company‘s management. Our responsibility is to express an opinion on the Company‘s financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved especially challenging, subjective, or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Product liability

Description of the matter	As described in Notes 1 and 18, the Company is a defendant in various product liability claims brought in numerous jurisdictions in which individuals seek damages resulting from motor vehicle accidents allegedly caused by defective tires manufactured by the Company. The Company accrues costs for asserted product liability claims at the time a loss is probable and the amount of loss can be estimated. Each product liability claim is evaluated based on its specific facts and circumstances, and a judgment is then made to determine the requirement for establishment or revision of an accrual for any potential liability. An accrual for unasserted claims or for premature claims is based, in part, on management’s expectations for future litigation activity and the settled claims history maintained, including the historical number of claims and amounts of settlements. The Company periodically reviews such estimates, and any adjustments for changes in reserves are recorded in the period in which the change in estimate occurs. At December 31, 2020, the Company’s product liability reserve balance totaled $95.3 million.

Auditing management’s estimate of loss contingencies arising from product liability claims was complex and included evaluating the likelihood and amount of loss for asserted and unasserted claims, which are subjective and require significant judgment.

How we addressed the matter in our audit	We evaluated the design and tested the operating effectiveness of internal controls over the Company’s identification and evaluation of product liability claims, including the reserve for unasserted claims, including management’s review of the estimation model used to establish the best estimate of the required reserve, and the data inputs used in the estimation model.

Our audit procedures to test the adequacy and completeness of management’s assessment of the probability of loss included, among others, reviews of legal correspondence related to claims identified by management, reviews of confirmation letters obtained from internal and external legal counsel, inquiries of internal and external legal counsel to discuss asserted and known unasserted claims, and review of written representations obtained from the Company. In order to test the measurement of the product liability reserve, we evaluated the Company’s estimation model used to establish the reserve for claims, asserted and unasserted, and tested the accuracy and completeness of the data used in management’s estimation model. In addition, we performed sensitivity analyses over management’s estimated range of losses in order to evaluate the magnitude of potential impact on the liability resulting from changes in assumptions.

/s/ Ernst & Young LLP

We have served as the Company’s auditor since 1942.

Toledo, Ohio
February 22, 2021

Exhibit 99.2

COOPER TIRE & RUBBER COMPANY

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(UNAUDITED)

(Dollar amounts in thousands except per share amounts)

	Three Months Ended March 31,
	2021	2020
Net sales	$655,827	$531,694
Cost of products sold	546,860	475,781

Gross profit	108,967	55,913
Selling, general and administrative expense	71,189	51,211
Restructuring expense	—	10,930

Operating profit (loss)	37,778	(6,228)
Interest expense	(5,130)	(5,007)
Interest income	699	1,696
Other pension and postretirement benefit expense	(2,846)	(4,210)
Other non-operating income	133	1,773

Income (Loss) before income taxes	30,634	(11,976)
Income tax provision (benefit)	8,544	(659)

Net income (loss)	22,090	(11,317)
Net income attributable to noncontrolling shareholders’ interests	31	274

Net income (loss) attributable to Cooper Tire & Rubber Company	$22,059	$(11,591)

Earnings (Loss) per share:
Basic	$0.44	$(0.23)
Diluted	0.43	(0.23)

See accompanying Notes to Unaudited Condensed Consolidated Financial Statements.

1

COOPER TIRE & RUBBER COMPANY

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(UNAUDITED)

(Dollar amounts in thousands)

	Three Months Ended March 31,
	2021	2020
Net income (loss)	$22,090	$(11,317)
Other comprehensive (loss) income:
Cumulative currency translation adjustments	(12,188)	(37,794)
Currency loss charged to equity as part of acquisition of noncontrolling shareholder interest	—	(11,748)
Financial instruments:
Change in the fair value of derivatives, net of reclassifications	1,907	(4,111)
Income tax provision on derivative instruments	(471)	1,037

Financial instruments, net of tax	1,436	(3,074)
Postretirement benefit plans:
Amortization of actuarial loss	7,971	8,149
Amortization of prior service cost	429	236
Actuarial loss	—	(31,490)
Income tax impact on postretirement benefit plans	(1,722)	6,039
Foreign currency translation effect	(805)	4,708

Postretirement benefit plans, net of tax	5,873	(12,358)

Other comprehensive loss	(4,879)	(64,974)

Comprehensive income (loss)	17,211	(76,291)
Less: Comprehensive loss attributable to noncontrolling shareholders’ interests	(295)	(270)

Comprehensive income (loss) attributable to Cooper Tire & Rubber Company	$17,506	$(76,021)

See accompanying Notes to Unaudited Condensed Consolidated Financial Statements.

2

COOPER TIRE & RUBBER COMPANY

CONDENSED CONSOLIDATED BALANCE SHEETS

(Dollar amounts in thousands except per share amounts)

	(Unaudited)
	March 31, 2021	December 31, 2020
ASSETS
Current assets:
Cash and cash equivalents	$460,424	$625,758
Notes receivable	13,174	9,076
Accounts receivable, less allowances of $10,701 at 2021 and $11,162 at 2020	541,596	506,305
Inventories:
Finished goods	324,187	264,785
Work in process	26,998	24,594
Raw materials and supplies	95,735	98,277

Total inventories	446,920	387,656
Other current assets	43,309	53,420

Total current assets	1,505,423	1,582,215
Property, plant and equipment:
Land and land improvements	57,874	57,941
Buildings	363,170	355,564
Machinery and equipment	2,171,897	2,154,000
Molds, cores and rings	268,361	266,671

Total property, plant and equipment	2,861,302	2,834,176
Less: Accumulated depreciation	1,778,603	1,756,552

Property, plant and equipment, net	1,082,699	1,077,624
Operating lease right-of-use assets, net of accumulated amortization of $48,514 at 2021 and $46,045 at 2020	102,313	91,884
Goodwill	18,851	18,851
Intangibles, net of accumulated amortization of $147,225 at 2021 and $143,097 at 2020	94,114	95,376
Restricted cash	60,309	967
Deferred income tax assets	28,030	30,572
Investment in joint venture	53,563	53,494
Other assets	11,780	20,590

Total assets	$2,957,082	$2,971,573

See accompanying Notes to Unaudited Condensed Consolidated Financial Statements.

3

COOPER TIRE & RUBBER COMPANY

CONDENSED CONSOLIDATED BALANCE SHEETS

(Dollar amounts in thousands except per share amounts)

	(Unaudited)
(Continued)	March 31, 2021	December 31, 2020
LIABILITIES AND EQUITY
Current liabilities:
Short-term borrowings	$4,569	$15,614
Accounts payable	337,147	297,578
Accrued liabilities	246,237	308,287
Income taxes payable	7,959	2,254
Current portion of long-term debt and finance leases	20,974	24,377

Total current liabilities	616,886	648,110
Long-term debt and finance leases	309,187	314,265
Noncurrent operating leases	81,419	71,391
Postretirement benefits other than pensions	220,204	221,395
Pension benefits	144,315	152,110
Other long-term liabilities	160,881	152,242
Deferred income tax liabilities	1,412	1,469
Equity:
Preferred stock, $1 par value; 5,000,000 shares authorized; none issued	—	—
Common stock, $1 par value; 300,000,000 shares authorized; 87,850,292 shares issued at 2021 and 2020	87,850	87,850
Capital in excess of par value	18,923	20,815
Retained earnings	2,663,214	2,646,567
Accumulated other comprehensive loss	(451,462)	(446,909)

Parent stockholders’ equity before treasury stock	2,318,525	2,308,323
Less: Common shares in treasury at cost (37,327,627 at 2021 and 37,454,209 at 2020)	(917,144)	(919,424)

Total parent stockholders’ equity	1,401,381	1,388,899
Noncontrolling shareholders’ interests in consolidated subsidiaries	21,397	21,692

Total equity	1,422,778	1,410,591

Total liabilities and equity	$2,957,082	$2,971,573

See accompanying Notes to Unaudited Condensed Consolidated Financial Statements.

4

COOPER TIRE & RUBBER COMPANY

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(UNAUDITED)

(Dollar amounts in thousands)

	Three Months Ended March 31,
	2021	2020
Operating activities:
Net income (loss)	$22,090	$(11,317)
Adjustments to reconcile net income (loss) to net cash used in operating activities:
Depreciation and amortization	41,518	37,807
Stock-based compensation	1,735	390
Change in LIFO inventory reserve	31,502	(8,563)
Amortization of unrecognized postretirement benefits	8,400	8,385
Changes in operating assets and liabilities:
Accounts and notes receivable	(40,796)	11,772
Inventories	(92,944)	(41,123)
Other current assets	(2,244)	(7,848)
Accounts payable	46,125	(20,422)
Accrued liabilities	(58,082)	(91,414)
Other items	2,516	7,964

Net cash used in operating activities	(40,180)	(114,369)
Investing activities:
Additions to property, plant and equipment and capitalized software	(57,489)	(54,827)
Proceeds from the sale of assets	5	65

Net cash used in investing activities	(57,484)	(54,762)
Financing activities:
Issuance of short-term debt	—	273,587
Repayment of short-term debt	—	(4,308)
Repayment of long-term debt and finance lease obligations	(9,920)	(2,594)
Acquisition of noncontrolling shareholder interest	—	(62,272)
Payments of employee taxes withheld from share-based awards	(2,144)	(910)
Payment of dividends to Cooper Tire & Rubber Company stockholders	(5,301)	(5,277)
Issuance of common shares related to stock-based compensation	813	177

Net cash (used in) provided by financing activities	(16,552)	198,403
Effects of exchange rate changes on cash	(3,618)	(875)

Net change in cash, cash equivalents and restricted cash	(117,834)	28,397
Cash, cash equivalents and restricted cash at beginning of period	649,505	413,125

Cash, cash equivalents and restricted cash at end of period	$531,671	$441,522

Cash and cash equivalents	$460,424	$433,362
Restricted cash included in Other current assets	10,938	6,669
Restricted cash	60,309	1,491

Total cash, cash equivalents and restricted cash	$531,671	$441,522

See accompanying Notes to Unaudited Condensed Consolidated Financial Statements.

5

COOPER TIRE & RUBBER COMPANY

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Dollar amounts in thousands except per share amounts)

Note 1.     Basis of Presentation and Consolidation

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”) for interim financial information and with the instructions to Form 10-Q and Article 10 of Regulation S-X. Accordingly, they do not include all of the information and footnotes required by accounting principles generally accepted in the United States for complete financial statements. In the opinion of management, the unaudited condensed consolidated financial statements reflect all adjustments, which are normal and recurring in nature, necessary for fair financial statement presentation.

There is typically a year-round demand for the Company’s products, however, passenger car and light truck (“light vehicle”) replacement tire sales are generally strongest during the third and fourth quarters of the year. Winter tires are sold principally during the months of May through November. Operating results for the three month period ended March 31, 2021 are not necessarily indicative of the results that may be expected for the year ended December 31, 2021.

The Company consolidates into its financial statements the accounts of the Company, all wholly-owned subsidiaries, and any partially-owned subsidiary that the Company has the ability to control. Control generally equates to ownership percentage, whereby investments that are more than 50 percent owned are consolidated, investments in subsidiaries of 50 percent or less but greater than 20 percent are accounted for using the equity method, and investments in subsidiaries of 20 percent or less are measured at fair value or, if fair value is not readily available, at cost (less impairment, if any), adjusted for observable price changes in orderly transactions for the identical or a similar investment. The Company does not consolidate any entity for which it has a variable interest based solely on power to direct the activities and significant participation in the entity’s expected results that would not otherwise be consolidated based on control through voting interests. Further, the Company’s joint ventures are businesses established and maintained in connection with the Company’s operating strategy. All intercompany transactions and balances have been eliminated.

On January 24, 2020, the Company acquired the remaining 41.57 percent noncontrolling ownership interest in Corporacion de Occidente SA de CV (“COOCSA”), making COOCSA a wholly-owned subsidiary in the Americas Segment. In this transaction, the Company acquired the remaining outstanding voting common stock of COOCSA for a total cash price of $54,500. In addition, subsequent to the acquisition, payments of $15,984 were made to members of the prior joint venture workforce in connection with services rendered. In the first quarter of 2020, the Company incurred restructuring expense of $10,930 related to this transaction.

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Earnings per common share – Earnings per share is computed on the basis of the weighted average number of common shares outstanding each period. When applicable, diluted earnings per share includes the dilutive effect of stock options and other stock units. The following table sets forth the computation of basic and diluted earnings per share:

(Number of shares and dollar amounts in thousands except per share amounts)	Three Months Ended March 31,
	2021	2020
Numerator
Numerator for basic and diluted earnings per share - income (loss) available to common stockholders	$22,059	$(11,591)
Denominator
Denominator for basic earnings per share - weighted average shares outstanding	50,448	50,236
Effect of dilutive securities - stock options and other stock units	346	—

Denominator for diluted earnings per share - adjusted weighted average shares outstanding	50,794	50,236

Earnings (Loss) per share:
Basic	$0.44	$(0.23)
Diluted	0.43	(0.23)
Anti-dilutive shares excluded from computation of diluted loss per share	—	294

All options to purchase shares of the Company’s common stock were included in the computation of diluted earnings per share at March 31, 2021. Anti-dilutive shares were excluded from the computation of loss per share at March 31, 2020, as the inclusion of such items would decrease loss per share.

Allowance for Credit Losses – The Company utilizes an expected loss methodology based on credit risk. The Company’s policy includes the regular review of its outstanding accounts receivable portfolio to assess risk and likelihood of credit loss. This review includes consideration of potential credit loss over the asset’s contractual life, along with historical experience, current conditions and forecasts based on management’s judgment. The Company also performs periodic credit evaluations of customers’ financial conditions in order to assess credit worthiness and maintain appropriate credit limits.

Recent Accounting Pronouncements

Each change to U.S. GAAP is established by the Financial Accounting Standards Board (“FASB”) in the form of an accounting standards update (“ASU”) to the FASB’s Accounting Standards Codification (“ASC”). The Company considers the applicability and impact of all ASUs.

Accounting Pronouncements – Recently adopted

Fair Value Measurement

In January 2021, the FASB issued ASU 2021-01, “Reference Rate Reform (Topic 848),” which clarified that certain optional expedients and exceptions in Topic 848 for contract modifications and hedge accounting apply to derivatives that are affected by the discounting transition related to reference rate reform. The amendments in this update were effective immediately for all entities. The adoption of this standard did not materially impact the Company’s condensed consolidated financial statements.

Note 2.     Merger Agreement

On February 22, 2021, the Company entered into an Agreement and Plan of Merger (as it may be amended from time to time, the “Merger Agreement”) by and among the Company, The Goodyear Tire & Rubber Company (“Goodyear”) and Vulcan Merger Sub Inc., a direct, wholly owned subsidiary of Goodyear (“Merger Sub”), pursuant to which, subject to the satisfaction or (to the extent permissible) waiver of the conditions set forth therein, Goodyear will acquire the Company by way of the merger of Merger Sub with and into the Company (the “Merger”), with the Company surviving such Merger as a wholly owned subsidiary of Goodyear. Under the terms of the Merger Agreement, at the effective time of the Merger, the Company’s stockholders will be entitled to receive $41.75 per share in cash and a fixed exchange ratio of 0.907 shares of Goodyear common stock per share of the Company’s common stock they own at the effective time (the “Merger Consideration”). Upon completion of the proposed Merger, it is expected that the Company’s stockholders will own approximately 16 percent and Goodyear stockholders will own approximately 84 percent of the combined company on a fully diluted basis. In addition, at the effective time of the Merger, as

7

defined under the terms of the Merger Agreement, all outstanding restricted stock units and performance stock units of the Company will be converted into the right to receive the Merger Consideration, and the Company’s outstanding options will be converted into a right to receive a cash payment. The Company expects to complete the Merger in the second half of 2021. However, the transaction could close earlier, following and subject to the satisfaction of customary closing conditions, including receipt of required regulatory approvals. The Company’s stockholders approved the Merger on April 30, 2021, as disclosed on the Company’s Form 8-K filed on April 30, 2021.

The Company is a party to a trust agreement which is intended to provide funding for benefits payable and other potential payments to directors, executive officers and certain other employees under various plans and agreements of the Company. The execution of the Merger Agreement constituted a “potential change in control” under such plans and agreements and as a result, the Company was required to fund the estimated value of the payments to be made to the beneficiaries into the trust agreement, determined in accordance with the funding requirements under the applicable plans and agreements. Subsequent to the Merger announcement, the Company deposited $58,812 with the trustee in connection with this funding obligation. At March 31, 2021, the Company had $60,309 deposited with the trustee and classified as Restricted cash on the Condensed Consolidated Balance Sheets.

During the first quarter of 2021, the Company incurred approximately $10,655 of expenses associated with the Merger. These expenses are recorded in Selling, general & administrative expenses on the Condensed Consolidated Statements of Operations. These expenses include $4,923 of advisory, legal and other professional fees, as well as an increase in mark to market costs of stock-based liabilities subsequent to the Merger announcement of $5,732. The mark to market cost represents the impact of the movement in the Company’s closing stock price from the day prior to the Merger Agreement announcement as compared to the closing price of Company’s stock on the day of the Merger Agreement announcement.

Note 3.     COVID-19

In March 2020, the World Health Organization categorized Coronavirus Disease 2019 (“COVID-19”) as a pandemic, and the President of the United States declared the COVID-19 outbreak a national emergency. The Company’s priorities during the COVID-19 pandemic have been protecting the health and safety of its employees, responsibilities to its broader communities, and commitments to its customers and other key stakeholders.

The Company’s condensed consolidated financial statements reflect estimates and assumptions made by management that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the condensed consolidated financial statements and reported amounts of revenue and expenses during the reporting periods presented. The Company considered the impact of COVID-19 on the assumptions and estimates used and determined that there were no material adverse accounting impacts on the Company’s first quarter 2020 or 2021 results of operations. Given the dynamic nature of the COVID-19 pandemic and related market conditions, the Company cannot reasonably estimate the period of time that these events will persist or the full extent of the impact they will have on the business. The Company continues to take actions designed to mitigate the adverse effects of this rapidly changing market environment.

On March 27, 2020, the U.S. government enacted the Coronavirus Aid, Relief, and Economic Security Act (“CARES Act”) which includes modifications to the limitation on business interest expense and net operating loss provisions, and provides a payment delay of employer payroll taxes during 2020 after the date of enactment. The Company’s payment of employer payroll taxes after enactment otherwise due in 2020 was delayed, with 50 percent due by December 31, 2021, and the remaining 50 percent by December 31, 2022. At March 31, 2021, the Company has deferred the remittance of $14,742 of employer taxes under the CARES Act. This liability is split evenly between the Company’s Accrued liabilities and Other long-term liabilities in the Condensed Consolidated Balance Sheets. The CARES Act has had no further impact on the Company’s condensed consolidated financial statements at March 31, 2021.

8

Note 4.     Revenue from Contracts with Customers

Accounting policy

Revenue is measured based on the consideration specified in a contract with a customer and excludes any sales incentives or rebates. The Company recognizes revenue when it satisfies a performance obligation by transferring control over a product to a customer. This occurs with shipment or delivery, depending on the underlying terms with the customer. The transaction price will include estimates of variable consideration to the extent it is probable that a significant reversal of revenue recognized will not occur. At the time of sale, the Company estimates provisions for different forms of variable consideration (discounts and rebates) based on historical experience, current conditions and contractual obligations, as applicable. Payment terms with customers vary by region and customer, but are generally 30-90 days. The Company does not have significant financing components or significant payment terms. Incidental items that are immaterial in the context of the contract are expensed as incurred.

Taxes assessed by a governmental authority that are both imposed on and concurrent with a specific revenue-producing transaction, that are collected by the Company from a customer, are excluded from revenue.

Shipping and handling costs associated with outbound freight after control of a product has transferred to a customer are accounted for as a fulfillment cost and not as a separate performance obligation. Therefore, such items are accrued upon recognition of revenue.

Nature of goods and services

The following is a description of principal activities, separated by reportable segments, from which the Company generates its revenue. See Note 14 - Business Segments for additional details on the Company’s reportable segments.

The Company’s reportable segments have the following revenue characteristics:

•

Americas Tire Operations - The Americas Tire Operations segment manufactures and markets passenger car and light truck tires. The segment also markets and distributes wheels and racing, motorcycle and truck and bus radial (“TBR”) tires.

•

International Tire Operations - The International Tire Operations segment manufactures and markets passenger car, light truck, motorcycle, racing and TBR tires and tire retread material for global markets.

Disaggregation of revenue

In the following tables, revenue is disaggregated by major market channel for the three months ended March 31, 2021 and 2020, respectively:

	Three Months Ended March 31, 2021
	Americas	International	Eliminations	Total
Light Vehicle (1)	$489,446	$97,984	$(21,307)	$566,123
Truck and bus radial	57,564	24,843	(24,556)	57,851
Other (2)	15,311	16,542	—	31,853

Net sales	$562,321	$139,369	$(45,863)	$655,827

	Three Months Ended March 31, 2020
	Americas	International	Eliminations	Total
Light Vehicle (1)	$404,636	$71,082	$(10,714)	$465,004
Truck and bus radial	41,004	17,309	(17,034)	41,279
Other (2)	11,415	13,996	—	25,411

Net sales	$457,055	$102,387	$(27,748)	$531,694

(1)	Light vehicle includes passenger car and light truck tires
(2)	Other includes motorcycle and racing tires, wheels, tire retread material, and other items

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Contract liabilities

Contract liabilities relate to customer payments received in advance of shipment. As the Company does not generally have rights to consideration for work completed but not billed at the reporting date, the Company does not have any contract assets. Accounts receivable are not considered contract assets under the revenue standard as contract assets are conditioned upon the Company’s future satisfaction of a performance obligation. Accounts receivable, in contrast, are unconditional rights to consideration.

Significant changes in the contract liabilities balance, included within the Company’s Accrued liabilities on the Condensed Consolidated Balance Sheets, during the three months ended March 31, 2021 are as follows:

Contract Liabilities
Contract liabilities at December 31, 2020	$773
Increases to deferred revenue for cash received in advance from customers	2,213
Decreases due to recognition of deferred revenue	(711)

Contract liabilities at March 31, 2021	$2,275

10

Transaction price allocated to remaining performance obligations

For the three months ended March 31, 2021 and 2020, revenue recognized from performance obligations related to prior periods is not material.

Revenue expected to be recognized in any future period related to remaining performance obligations, excluding revenue pertaining to contracts that have an original expected duration of one year or less, contracts where revenue is recognized as invoiced and contracts with variable consideration related to undelivered performance obligations, is not material.

The Company applies the practical expedient in ASC 606 “Revenue from Contracts with Customers” and does not disclose information about remaining performance obligations that have original expected durations of one year or less.

Note 5.     Inventories

The Company uses the last-in, last-out (“LIFO”) method for substantially all U.S. inventories. The current cost of the U.S. inventories under the first-in, first-out (“FIFO”) method was $392,595 and $310,141 at March 31, 2021 and December 31, 2020, respectively. These FIFO values have been reduced by approximately $108,753 and $77,251 at March 31, 2021 and December 31, 2020, respectively, to arrive at the LIFO value reported on the Condensed Consolidated Balance Sheets. The Company’s remaining inventories have been valued under the FIFO method. All LIFO inventories are valued at the lower of cost or market. All other inventories are stated at the lower of cost or net realizable value.

Note 6.     Income taxes

For the three month period ended March 31, 2021, the Company recorded income tax expense of $8,544 (effective tax rate of 27.9 percent) compared to an income tax benefit of $659 (effective tax rate of 5.5 percent) for the same period in 2020. The Company’s 2021 and 2020 three month period provisions for income tax are calculated using a forecasted multi-jurisdictional annual effective tax rate to determine a blended annual effective tax rate. The Company is subject to the U.S. federal statutory rate of 21 percent. The effective tax rate for the three month period ended March 31, 2021 was influenced by $4,923 of Merger-related costs which are not tax deductible, the projected mix of earnings in international jurisdictions with differing tax rates and jurisdictions where valuation allowances are recorded. The effective tax rate for the three month period ended March 31, 2020 was impacted by $4,361 of unrecognized tax benefit related to the tax deductibility of certain business expenses incurred during the quarter, the projected mix of earnings in international jurisdictions with differing tax rates and jurisdictions where valuation allowances are recorded.

The Company continues to maintain valuation allowances pursuant to ASC 740, “Accounting for Income Taxes,” against portions of its U.S. and non-U.S. deferred tax assets at March 31, 2021 as it cannot assure the future realization of the associated tax benefits prior to their reversal or expiration. In the U.S., the Company has offset its net operating loss carryforward deferred tax asset by a valuation allowance of $1,503. In addition, the Company has recorded valuation allowances of $33,841 related to non-U.S. net operating losses and other deferred tax assets for a total valuation allowance of $35,344. In conjunction with the Company’s ongoing review of its actual results and anticipated future earnings, the Company will continue to reassess the possibility of releasing all or part of the valuation allowances currently in place when the associated deferred tax assets are deemed to be realizable. If the evidence suggests that deferred tax assets for these operations will more likely than not be able to be realized in the future, release of a portion or all of the valuation allowance in place for these entities could occur. Such release could materially impact the Company’s effective tax rate in the period in which the release occurs.

The Company maintains an ASC 740-10, “Accounting for Uncertainty in Income Taxes,” liability for unrecognized tax benefits. At March 31, 2021, the liability, exclusive of penalty and interest, totals approximately $12,890. During the three month period ended March 31, 2021, an immaterial amount of interest expense was accrued.

The Company operates in multiple jurisdictions throughout the world and has effectively settled U.S. federal income tax examinations for tax years before 2017, state and local income tax examinations for tax years before 2015 (with limited exceptions), and income tax examinations in its major foreign taxing jurisdictions for tax years before 2015. Based upon the outcome of tax examinations, judicial proceedings, or expiration of statutes of limitations, it is possible that the ultimate resolution of the Company’s unrecognized tax benefits may result in a payment that is materially different from the current estimate of the tax liabilities.

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Note 7.     Debt

On June 27, 2019, the Company amended its revolving credit facility (“Credit Facility”) with a consortium of several banks to provide up to $700,000 and is set to expire in June 2024. Of this amended borrowing capacity, $200,000 was allocated to a Delayed Draw Term Loan A (“Term Loan A”), while the remaining $500,000 was allocated to the revolving credit facility. The Term Loan A funds were drawn in December 2019 and used primarily to pay for the unsecured notes which matured at that time. The Credit Facility also includes a $110,000 letter of credit sub-facility. The Company may elect, with lender consent, to increase the commitments under the Credit Facility or incur one or more tranches of term loans in an aggregate amount of up to $300,000 (or an unlimited increase if the Proforma Secured Net Leverage Ratio is less than 1.75x). The Company may elect to add certain foreign subsidiaries as additional borrowers under the Credit Facility, subject to the satisfaction of certain conditions.

On July 11, 2019, the Company entered into forward-starting interest rate swaps to effectively hedge the cash flow exposure associated with the Company’s Term Loan A variable-rate borrowings. See Note 8 - Fair Value Measurement for further information.

The Company has an accounts receivable securitization facility (“A/R Facility”) that provides up to $100,000 in funding capacity based on eligible receivables and expires in December 2022. Funding capacity under the A/R Facility may be drawn in cash or utilized for letters of credit. Pursuant to the terms of the A/R Facility, the Company sells substantially all trade receivables on an ongoing basis to Cooper Receivables LLC (“CRLLC”), its wholly-owned, bankruptcy-remote subsidiary, which then, from time to time, sells an undivided ownership interest in the purchased trade receivables, without recourse, to the purchasers party to the A/R Facility. The assets and liabilities of CRLLC are consolidated with the Company, and the A/R Facility is treated as a secured borrowing for accounting purposes. CRLLC’s sole business consists of the purchase or acceptance of the trade receivables and related rights from the Company and the subsequent retransfer of or granting of a security interest in such receivables and related rights to the purchasers party to the A/R Facility. CRLLC is a separate legal entity with its own separate creditors who will be entitled, upon liquidation, to be satisfied from CRLLC’s assets prior to any assets or value in CRLLC becoming available to its equity holders. The assets of CRLLC are not available to pay creditors of the Company or the Company’s Affiliates.

The Company had no borrowings under the Credit Facility or the A/R Facility at March 31, 2021 or December 31, 2020. Amounts used to secure letters of credit totaled $18,030 at March 31, 2021 and $37,682 at December 31, 2020. The Company’s additional borrowing capacity, net of borrowings and amounts used to back letters of credit, and based on eligible collateral through use of its Credit Facility with its bank group and its accounts receivable securitization facility at March 31, 2021, was $569,570.

The Company’s consolidated operations in Asia have renewable unsecured credit lines that provide up to $67,515 of borrowings and do not contain financial covenants. The additional borrowing capacity on the Asian credit lines, based on eligible collateral and the short-term notes payable, totaled $62,946 at March 31, 2021.

On May 15, 2020, the Company entered into equipment financing arrangements in the amount of $31,538, of which $31,142 was advanced on May 15, 2020 and the remaining $396 was advanced on December 21, 2020. The equipment financings are secured by manufacturing equipment within the Company’s U.S. operations and monthly amortized payments are made through maturity in 2025. The weighted average interest rate on the equipment financing arrangements is 3.05 percent and they contain no significant financial covenants.

On September 24, 2020, the Company entered into an aircraft lease agreement commencing in the first quarter of 2021. This new aircraft lease replaced the Company’s existing aircraft lease, which expired in March, 2021. As part of this agreement, the Company signed an $11,000 promissory note that was discharged upon the lease commencement in the first quarter of 2021. This non-cash transaction was reflected as an increase to Other assets and Short-term borrowings at December 31, 2020, and was reclassified to Operating lease right-of-use asset and Operating lease liability upon lease commencement. The promissory note included interest at 1.65 percent and contained no significant financial covenants.

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The following is a summary of the Company’s debt and finance leases as of March 31, 2021 and December 31, 2020.

		Principal Balance		Weighted Average	Principal Balance		Weighted Average
		Current	Long-Term	Interest Rate	Current	Long-Term	Interest Rate

	Maturity Date	March 31, 2021			December 31, 2020
Promissory Note	February 2021	$—	$—	—%	$11,000	$—	1.653%
Asia short term notes	Various maturities	4,569	—	3.915%	4,614	—	3.915%

		4,569	—		15,614	—
Term loan A	June 2024	13,750	171,250	3.220%	12,500	175,000	3.220%
Unsecured notes	March 2027	—	116,880	7.625%	—	116,880	7.625%
Equipment financing	May 2025	6,082	20,520	3.049%	6,037	22,058	3.049%
Finance leases and other	Various maturities	1,142	1,487	4.376%	5,840	1,332	1.509%

		20,974	310,137		24,377	315,270
Less: Unamortized debt issuance costs		—	950		—	1,005

		$25,543	$309,187		$39,991	$314,265

Additional Credit Capacity at March 31, 2021
Credit Facility	$500,000
Accounts receivable securitization facility	100,000
Asia short term notes	67,515

667,515

Less, amounts used to secure letters of credit and other unavailable funds	34,999

$632,516

The Company’s revolving credit facilities contain restrictive covenants which limit or preclude certain actions based upon the measurement of certain financial covenant metrics. The covenants are structured such that the Company expects to have sufficient flexibility to conduct its operations. The Company was in compliance with all of its debt covenants as of March 31, 2021.

Note 8.     Fair Value Measurements

Derivative financial instruments are utilized by the Company to reduce foreign currency exchange risks. The Company has established policies and procedures for risk assessment and the approval, reporting and monitoring of derivative financial instrument activities. The Company does not enter into financial instruments for trading or speculative purposes. The derivative financial instruments include non-designated and cash flow hedges of foreign currency exposures. The change in values of the non-designated foreign currency hedges offset the exchange rate fluctuations related to assets and liabilities recorded on the Condensed Consolidated Balance Sheets. The cash flow hedges offset exchange rate fluctuations on the foreign currency-denominated intercompany loans and forecasted cash flows. The Company presently hedges exposures in various currencies, generally for transactions expected to occur within the next 12 months. Additionally, the Company utilizes cash flow hedges that hedge already recognized intercompany loans with maturities of up to one year. The notional amount of these foreign currency derivative instruments at March 31, 2021 and December 31, 2020 was $75,559 and $84,783, respectively. The counterparties to each of these agreements are major commercial banks.

The Company uses non-designated foreign currency forward contracts to hedge its net foreign currency monetary assets and liabilities primarily resulting from non-functional currency denominated receivables and payables of certain U.S. and foreign entities.

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Foreign currency forward contracts are also used to hedge variable cash flows associated with forecasted sales and purchases denominated in currencies that are not the functional currency of certain entities. The fair value of these forward contracts is $(2,306) and $(2,291) as of March 31, 2021 and December 31, 2020. These contracts have maturities of less than twelve months pursuant to the Company’s policies and hedging practices. These contracts meet the criteria for and have been designated as cash flow hedges. Accordingly, the effective portion of the change in fair value of such forward contracts are recorded as a separate component of stockholders’ equity in the accompanying Condensed Consolidated Balance Sheets and are reclassified into earnings as the hedged transactions occur.

The Company utilizes cross-currency interest rate swaps to hedge the principal and interest repayment of some intercompany loans. The Company also utilizes designated foreign currency forward contracts to hedge the principal amounts of certain intercompany loans. The fair value of these contracts is $(2,203) and $(2,345) at March 31, 2021 and December 31, 2020, respectively. These contracts have maturities of up to one year and meet the criteria for and have been designated as cash flow hedges. Spot to spot changes are recorded in income and all other effective changes are recorded as a separate component of stockholders’ equity. The Company assesses hedge effectiveness prospectively and retrospectively, based on regression of the change in foreign currency exchange rates. Time value of money is included in effectiveness testing.

On July 11, 2019, in order to hedge its Term Loan A variable rate debt, with an interest rate indexed to LIBOR plus 150 basis points, the Company entered into forward-starting interest rate swaps with effective dates of December 2, 2019 and termination dates of June 27, 2024. The initial notional amount of these swaps was $200,000, which decreases quarterly by varying amounts over the life of the swaps, in accordance with the Term Loan A repayment schedule. For the three months ending March 31, 2021, net payments have been made in the amount of $744. The net quarterly payments made for the three months ending March 31, 2020 were immaterial. The interest rate swaps effectively fix the variable interest rate component on the notional amount of these swaps at 1.720 percent. The fair value of these swaps is $(6,702) and $(8,602) at March 31, 2021 and December 31, 2020, respectively. The swaps qualify for hedge accounting and, therefore, changes in the fair value of the swaps have been recorded in accumulated other comprehensive income. The Company assesses hedge effectiveness prospectively and retrospectively, based on regression of the period to period change in swap and hedged item values.

The derivative instruments are subject to master netting arrangements with the counterparties to the contracts. The following table presents the location and amounts of derivative instrument fair values in the Condensed Consolidated Balance Sheets:

Assets/(liabilities)	March 31, 2021	December 31, 2020
Designated as hedging instruments:
Gross amounts recognized	$(11,211)	$(13,238)
Gross amounts offset	—	—

Net amounts	$(11,211)	$(13,238)

Not designated as hedging instruments:
Gross amounts recognized	$(214)	$(1,156)
Gross amounts offset	70	148

Net amounts	$(144)	$(1,008)

Net amounts presented:
Accrued liabilities	$(7,543)	$(8,591)
Other long-term liabilities	(3,812)	(5,655)

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The following table presents the location and amount of gains and losses on derivative instruments designated as cash flow hedges in the Condensed Consolidated Statements of Operations:

	Three Months Ended March 31,
	2021	2020
Amount of Gain (Loss) Recognized in Other Comprehensive Income (Loss) on Derivatives	$573	$(3,601)
Amount of (Loss) Gain Reclassified from Accumulated Other Comprehensive Income (Loss) into Earnings
Net sales	$(763)	$180
Interest expense	(778)	(30)
Other non-operating income	207	360

	$(1,334)	$510

The following table presents the location and amount of gains and losses on foreign exchange contract derivatives not designated as hedging instruments in the Condensed Consolidated Statements of Operations.

	Three Months Ended March 31,
	2021	2020
Other non-operating (expense) income	$(913)	$6,248

The Company has categorized its financial instruments, based on the priority of the inputs to the valuation technique, into the three-level fair value hierarchy. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). If the inputs used to measure the financial instruments fall within the different levels of the hierarchy, the categorization is based on the lowest level input that is significant to the fair value measurement of the instrument.

Financial assets and liabilities recorded on the Condensed Consolidated Balance Sheets are categorized based on the inputs to the valuation techniques as follows:

Level 1. Financial assets and liabilities whose values are based on unadjusted quoted prices for identical assets or liabilities in an active market that the Company has the ability to access.

Level 2. Financial assets and liabilities whose values are based on quoted prices in markets that are not active or model inputs that are observable either directly or indirectly for substantially the full term of the asset or liability. Level 2 inputs include the following.

a.	Quoted prices for similar assets or liabilities in active markets;

b.	Quoted prices for identical or similar assets or liabilities in non-active markets;

c.	Pricing models whose inputs are observable for substantially the full term of the asset or liability; and

d.	Pricing models whose inputs are derived principally from or corroborated by observable market data through correlation or other means for substantially the full term of the asset or liability.

Level 3. Financial assets and liabilities whose values are based on prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. These inputs reflect management’s own assumptions about the assumptions a market participant would use in pricing the asset or liability.

The valuation of foreign currency derivative instruments was determined using widely accepted valuation techniques. This analysis reflected the contractual terms of the derivatives, including the period to maturity, and used observable market-based inputs, including forward points. The Company incorporated credit valuation adjustments to appropriately reflect both its own nonperformance risk and the respective counterparty’s nonperformance risk in the fair value measurements. Although the Company determined that the majority of the inputs used to value its derivatives fall within Level 2 of the fair value hierarchy, the credit valuation adjustments associated with its derivatives utilize Level 3 inputs, such as current credit ratings, to evaluate the likelihood of default by itself and its counterparties. However, as of March 31, 2021 and December 31, 2020, the Company assessed the significance of the impact of the credit valuation adjustments on the overall valuation of its derivative positions and determined that the credit valuation adjustments were not significant to the overall valuation of its derivatives. As a result, the Company determined that its derivative valuations in their entirety were to be classified in Level 2 of the fair value hierarchy.

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The valuation of stock-based liabilities was determined using the Company’s stock price, and as a result, these liabilities are classified in Level 1 of the fair value hierarchy. The following table presents the Company’s fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of March 31, 2021 and December 31, 2020:

	March 31, 2021
	Total Liabilities	Quoted Prices in Active Markets for Identical Assets Level (1)	Significant Other Observable Inputs Level (2)	Significant Unobservable Inputs Level (3)
Foreign Currency Derivatives	$(4,653)	$—	$(4,653)	$—
Interest Rate Swaps	(6,702)	—	(6,702)	—
Stock-based Liabilities	(25,756)	(25,756)	—	—

	December 31, 2020
	Total Liabilities	Quoted Prices in Active Markets for Identical Assets Level (1)	Significant Other Observable Inputs Level (2)	Significant Unobservable Inputs Level (3)
Foreign Currency Derivatives	$(5,644)	$—	$(5,644)	$—
Interest Rate Swaps	(8,602)	—	(8,602)	—
Stock-based Liabilities	(18,712)	(18,712)	—	—

The fair value of Cash and cash equivalents, Notes receivable, restricted cash included in Other current assets and Other assets, Short-term borrowings and the Current portion of long-term debt and finance leases at March 31, 2021 and December 31, 2020 are equal to their corresponding carrying values as reported on the Condensed Consolidated Balance Sheets as of March 31, 2021 and December 31, 2020, respectively. Each of these classes of assets and liabilities is classified within Level 1 of the fair value hierarchy.

The fair value of Long-term debt and finance leases is $327,837 and $335,070 at March 31, 2021 and December 31, 2020, respectively, and is classified within Level 2 of the fair value hierarchy. The value of Long-term debt and finance leases is $310,137 and $315,270 as reported in the Debt footnote as of March 31, 2021 and December 31, 2020, respectively.

Note 9.     Pensions and Postretirement Benefits Other than Pensions

The following tables disclose the amount of net periodic benefit costs for the three months ended March 31, 2021 and 2020 for the Company’s defined benefit plans and other postretirement benefits:

	Pension Benefits - Domestic
	Three Months Ended March 31,
	2021	2020
Components of net periodic benefit cost:
Service cost	$2,745	$2,497
Interest cost	6,595	8,308
Expected return on plan assets	(13,169)	(14,194)
Amortization of actuarial loss	6,978	7,221
Amortization of prior service cost	353	192

Net periodic benefit cost	$3,502	$4,024

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	Pension Benefits - International
	Three Months Ended March 31,
	2021	2020
Components of net periodic benefit cost:
Interest cost	$1,568	$2,099
Expected return on plan assets	(1,890)	(2,218)
Amortization of actuarial loss	1,422	1,034
Amortization of prior service cost	76	66

Net periodic benefit cost	$1,176	$981

	Other Post Retirement Benefits
	Three Months Ended March 31,
	2021	2020
Components of net periodic benefit cost:
Service cost	$372	$360
Interest cost	1,342	1,830
Amortization of actuarial gain	(429)	(106)
Amortization of prior service credit	—	(22)

Net periodic benefit cost	$1,285	$2,062

The Company has no minimum funding requirements for its domestic pension plans in 2021. As a result of the Merger, as well as due to tax planning considerations related to probable changes in U.S. tax law, the Company anticipates reducing its voluntary contributions to its domestic pension plans during 2021 as compared to the amount disclosed at December 31, 2020. During 2021, the Company expects to contribute between $8,000 and $28,000 to its domestic and international pension plans.

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Note 10.    Stockholders’ Equity

The following tables provide a quarterly reconciliation of the equity accounts attributable to Cooper Tire & Rubber Company and to the noncontrolling shareholders’ interests for the year to date as of March 31, 2021 and 2020:

	Common Stock $1 Par Value	Capital in Excess of Par Value	Retained Earnings	Cumulative Other Comprehensive (Loss) Income	Common Shares in Treasury	Total Parent Stockholders’ Equity	Noncontrolling Shareholders’ Interests in Consolidated Subsidiary	Total Stockholders’ Equity
Balance at December 31, 2020	$87,850	$20,815	$2,646,567	$(446,909)	$(919,424)	$1,388,899	$21,692	$1,410,591
Net income	—	—	22,059	—	—	22,059	31	22,090
Other comprehensive loss	—	—	—	(4,553)	—	(4,553)	(326)	(4,879)
Stock compensation plans	—	(1,892)	(111)	—	2,280	277	—	277
Cash dividends - 0.105 per share	—	—	(5,301)	—	—	(5,301)	—	(5,301)

Balance at March 31, 2021	$87,850	$18,923	$2,663,214	$(451,462)	$(917,144)	$1,401,381	$21,397	$1,422,778

	Common Stock $1 Par Value	Capital in Excess of Par Value	Retained Earnings	Cumulative Other Comprehensive (Loss) Income	Common Shares in Treasury	Total Parent Stockholders’ Equity	Noncontrolling Shareholders’ Interests in Consolidated Subsidiary	Total Stockholders’ Equity
Balance at December 31, 2019	$87,850	$22,175	$2,524,963	$(447,580)	$(922,783)	$1,264,625	$63,108	$1,327,733
Net (loss) income	—	—	(11,591)	—	—	(11,591)	274	(11,317)
Other comprehensive loss, excluding currency loss charged to equity as part of acquisition of noncontrolling shareholder interest	—	—	—	(52,682)	—	(52,682)	(544)	(53,226)
Stock compensation plans	—	(1,235)	(43)	—	1,377	99	—	99
Cash dividends - 0.105 per share	—		(5,277)	—	—	(5,277)	—	(5,277)
Acquisition of noncontrolling shareholders’ interest	—	(5,714)	—	(11,748)	—	$(17,462)	(44,810)	(62,272)

Balance at March 31, 2020	$87,850	$15,226	$2,508,052	$(512,010)	$(921,406)	$1,177,712	$18,028	$1,195,740

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Note 11.     Changes in Accumulated Other Comprehensive (Loss) Income by Component

The following tables provide a quarterly reconciliation of each component of Accumulated other comprehensive (loss) income:

	Cumulative Translation Adjustment	Derivative Instruments	Post- retirement Benefits	Total
Ending Balance, December 31, 2020	$(43,321)	$(6,772)	$(396,816)	$(446,909)
Other comprehensive (loss) income before reclassifications	(11,862)	573	—	(11,289)
Foreign currency translation effect	—	—	(805)	(805)
Income tax effect	—	(99)	—	(99)
Amount reclassified from accumulated other comprehensive (loss) income
Cash flow hedges	—	1,334	—	1,334
Amortization of prior service cost	—	—	429	429
Amortization of actuarial losses	—	—	7,971	7,971
Income tax effect	—	(372)	(1,722)	(2,094)

Other comprehensive loss	(11,862)	1,436	5,873	(4,553)

Ending Balance, March 31, 2021	$(55,183)	$(5,336)	$(390,943)	$(451,462)

	Cumulative Translation Adjustment	Derivative Instruments	Post- retirement Benefits	Total
Ending Balance, December 31, 2019	$(58,186)	$(549)	$(388,845)	$(447,580)
Other comprehensive income (loss) before reclassifications	(48,998)	(3,601)	(31,490)	(84,089)
Foreign currency translation effect	—	—	4,708	4,708
Income tax effect	—	984	7,857	8,841
Amount reclassified from accumulated other comprehensive income (loss)
Cash flow hedges	—	(510)	—	(510)
Amortization of prior service credit	—	—	236	236
Amortization of actuarial losses	—	—	8,149	8,149
Income tax effect	—	53	(1,818)	(1,765)

Other comprehensive income (loss)	(48,998)	(3,074)	(12,358)	(64,430)

Ending Balance, March 31, 2020	$(107,184)	$(3,623)	$(401,203)	$(512,010)

Note 12.     Comprehensive Income (Loss) Attributable to Noncontrolling Shareholders’ Interests

The following table provides the details of the comprehensive income (loss) attributable to noncontrolling shareholders’ interests:

	Three Months Ended March 31,
	2021	2020
Net income attributable to noncontrolling shareholders’ interests	$31	$274
Other comprehensive income (loss):
Currency translation adjustments	(326)	(544)

Comprehensive income (loss) attributable to noncontrolling shareholders’ interests	$(295)	$(270)

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Note 13.     Contingent Liabilities

Product Liability Claims

The Company is a defendant in various product liability claims brought in numerous jurisdictions in which individuals seek damages resulting from motor vehicle accidents allegedly caused by defective tires manufactured by the Company. Each of the product liability claims faced by the Company generally involves different types of tires and circumstances surrounding the accident such as different applications, vehicles, speeds, road conditions, weather conditions, driver error, tire repair and maintenance practices, service life conditions, as well as different jurisdictions and different injuries. In addition, in many of the Company’s product liability lawsuits the plaintiff alleges that his or her harm was caused by one or more co-defendants who acted independently of the Company. Accordingly, both the claims asserted and the resolutions of those claims have an enormous amount of variability. The aggregate amount of damages asserted at any point in time is not determinable since often times when claims are filed, the plaintiffs do not specify the amount of damages. Even when there is an amount alleged, at times the amount is wildly inflated and has no rational basis.

The fact that the Company is a defendant in product liability lawsuits is not surprising given the current litigation climate, which is largely confined to the United States. However, the fact that the Company is subject to claims does not indicate that there is a quality issue with the Company’s tires. The Company sells approximately 30 to 35 million passenger car, light truck, sport utility vehicle, TBR and motorcycle tires per year in North America. The Company estimates that approximately 300 million Company-produced tires made up of thousands of different specifications are still on the road in North America. While tire disablements do occur, it is the Company’s and the tire industry’s experience that the vast majority of tire failures relate to service-related conditions, which are entirely out of the Company’s control, such as failure to maintain proper tire pressure, improper maintenance, improper repairs, road hazard, and excessive speed.

The Company accrues costs for asserted product liability claims at the time a loss is probable and the amount of loss can be estimated. The Company believes the probability of loss can be established and the amount of loss can be estimated only after certain minimum information is available, including verification that Company-produced product was involved in the incident giving rise to the claim, the condition of the product purported to be involved in the claim, the nature of the incident giving rise to the claim and the extent of the purported injury or damages. In cases where such information is known, each product liability claim is evaluated based on its specific facts and circumstances. A judgment is then made to determine the requirement for establishment or revision of an accrual for any potential liability. Adjustments to estimated reserves are recorded in the period in which the change in estimate occurs. The liability often cannot be determined with precision until the claim is resolved.

Pursuant to ASC 450 “Contingencies,” the Company accrues the minimum liability for each known claim when the estimated outcome is a range of probable loss and no one amount within that range is more likely than another. For such known claims, the Company accrues the minimum liability because the product liability claims faced by the Company are unique and widely variable, and accordingly, the resolutions of those claims have an enormous amount of variability. The costs have ranged from zero dollars to $33 million in one case with no average that is meaningful.

No specific accrual is made for individual unasserted claims or for premature claims, asserted claims where the minimum information needed to evaluate the probability of a liability is not yet known. However, an accrual is maintained for such claims based, in part, on management’s expectations for future litigation activity and the settled claims history maintained, including the historical number of claims and amount of settlements.

The Company periodically reviews its estimates and any adjustments for changes in reserves are recorded in the period in which the change in estimate occurs. Because of the speculative nature of litigation in the U.S., the Company does not believe a meaningful aggregate range of reasonably possible loss for asserted and unasserted claims can be determined. While the Company believes its reserves are reasonably stated, it is possible an individual claim from time to time may result in an aberration from the norm and could have a material impact.

The time frame for the payment of a product liability claim is too variable to be meaningful. From the time a claim is filed to its ultimate disposition depends on the unique nature of the case, how it is resolved - claim dismissed, negotiated settlement, trial verdict or appeals process - and is highly dependent on jurisdiction, specific facts, the plaintiff’s attorney, the court’s docket and other factors. Given that some claims may be resolved in weeks and others may take five years or more, it is impossible to predict with any reasonable reliability the time frame over which the accrued amounts may be paid. However, the time frame from occurrence of the loss incident to reporting of the claim is monitored by the Company on an ongoing basis.

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The Company regularly reviews the probable outcome of outstanding legal proceedings and the availability and limits of insurance coverage, and accrues for such legal proceedings at the time a loss is probable and the amount of the loss can be estimated. As part of its regular review, the Company monitors trends that may affect its ultimate liability and analyzes developments and variables likely to affect pending and anticipated claims against the Company and the reserves for such claims. The Company utilizes claims experience, as well as trends and developments in the litigation climate, in estimating its required accrual. Based on the Company’s quarterly review, coupled with normal activity, including the addition of another quarter of self-insured incidents, settlements and changes in the amount of reserves, the Company increased its accrual to $99,291 at March 31, 2021, compared to $95,339 at December 31, 2020.

The addition of another three months of self-insured incidents through March 31, 2021 accounted for an increase of $6,761 in the Company’s product liability reserve. Settlements, changes in the amount of reserves for cases where sufficient information is known to estimate a liability, and changes in assumptions, including the estimate of anticipated claims and settlement values, increased the liability by $91 at March 31, 2021. During the first quarter of 2021, the Company paid $2,900 to resolve cases and claims.

The Company’s product liability reserve balance at March 31, 2021 totaled $99,291 (the current portion of $18,398 is included in Accrued liabilities and the long-term portion is included in Other long-term liabilities on the Condensed Consolidated Balance Sheets), and the balance at December 31, 2020 totaled $95,339 (current portion of $18,337).

The product liability expense reported by the Company includes amortization of insurance premium costs, adjustments to settlement reserves and legal costs incurred in defending claims against the Company. Legal costs are expensed as incurred and product liability insurance premiums are amortized over coverage periods.

Product liability expenses are included in Cost of products sold in the Condensed Consolidated Statements of Operations. Product liability expense was as follows:

	Three Months Ended March 31,
	2021	2020
Product liability expense	$9,818	$11,548

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Note 14.     Business Segments

The Company has four segments under ASC 280, “Segments”:

•	North America, composed of the Company’s operations in the United States and Canada;

•	Latin America, composed of the Company’s operations in Mexico, Central America and South America;

•	Europe; and

•	Asia.

North America and Latin America meet the criteria for aggregation in accordance with ASC 280, as they are similar in their production and distribution processes and exhibit similar economic characteristics. The aggregated North America and Latin America segments are presented as “Americas Tire Operations” in the segment disclosure. The Americas Tire Operations segment manufactures and markets passenger car and light truck tires, primarily for sale in the U.S. replacement market. The segment also has a manufacturing operation in Mexico, COOCSA, which supplies passenger car and light truck tires to the Mexican, North American, Central American and South American markets. On January 24, 2020, the Company acquired the remaining noncontrolling ownership interest in COOCSA, making COOCSA a wholly-owned subsidiary. The segment also markets and distributes wheels and racing, TBR and motorcycle tires. The racing and motorcycle tires are manufactured by the Company’s European segment and by others. TBR tires are sourced from China-based Qingdao Ge Rui Da Rubber Co., Ltd. (“GRT”) and ACTR Company Limited (“ACTR”). TBR tires had also been sourced through off-take agreements with Prinx Chengshan (Shandong) Tire Company Ltd. (“PCT”) and Sailun Vietnam through December 31, 2020.

Major distribution channels and customers include independent tire dealers, wholesale distributors, regional and national retail tire chains, large retail chains that sell tires as well as other automotive products, mass merchandisers and digital channels. The segment does not currently sell its products directly to end users, except through three Company-owned retail stores. The segment sells a limited number of tires to OEMs.

Both the Europe and Asia segments have been determined to be individually immaterial, as they do not meet the quantitative requirements for segment disclosure under ASC 280. In accordance with ASC 280, information about operating segments that are not reportable shall be combined and disclosed in an all other category separate from other reconciling items. As a result, these two segments have been combined in the segment operating results discussion. The results of the combined Europe and Asia segments are presented as “International Tire Operations.” The European operations include manufacturing operations in the U.K. and Serbia. The U.K. entity primarily manufactures and markets motorcycle and racing tires and tire retread material for domestic and global markets. The Serbian entity manufactures passenger car and light truck tires primarily for the European markets and for export to the North American segment. The Asian operations are located in the People’s Republic of China (“PRC”) and Vietnam. Cooper Kunshan Tire, in the PRC, manufactures passenger car and light truck tires both for the Chinese domestic market and for export to markets outside of the PRC. GRT, a joint venture manufacturing facility located in the PRC, and ACTR, a joint venture manufacturing facility located in Vietnam, serve as global sources of TBR tire production for the Company. The segment also procured certain TBR tires under off-take agreements with PCT and Sailun Vietnam through December 31, 2020. The segment sells a majority of its tires in the replacement market, with a portion also sold to OEMs.

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The following table details segment financial information:

	Three Months Ended March 31,
	2021	2020
Net sales:
Americas Tire
External customers	$554,300	$449,486
Intercompany	8,021	7,569

	562,321	457,055
International Tire
External customers	101,527	82,207
Intercompany	37,842	20,180

	139,369	102,387
Eliminations	(45,863)	(27,748)

Consolidated net sales	$655,827	$531,694

Operating profit (loss):
Americas Tire	$59,772	$10,416
International Tire	3,207	(10,279)
Unallocated corporate charges	(23,032)	(6,951)
Eliminations	(2,169)	586

Consolidated operating profit (loss)	$37,778	$(6,228)

Interest expense	$(5,130)	$(5,007)
Interest income	699	1,696
Other pension and postretirement benefit expense	(2,846)	(4,210)
Other non-operating income	133	1,773

Income (Loss) before income taxes	$30,634	$(11,976)

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Exhibit 99.3

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

On February 22, 2021, Goodyear entered into the Merger Agreement along with Cooper Tire and Merger Sub, a direct, wholly owned subsidiary of Goodyear, pursuant to which, subject to the satisfaction or (to the extent permitted by applicable law) waiver of the conditions set forth therein, Goodyear will acquire Cooper Tire by way of the merger of Merger Sub with and into Cooper Tire, with Cooper Tire surviving the merger as a wholly owned subsidiary of Goodyear. Under the terms of the Merger Agreement, at the effective time of the merger, Cooper Tire stockholders will be entitled to receive $41.75 per share in cash and a fixed exchange ratio of 0.907 shares of Goodyear common stock per share of Cooper Tire common stock (subject to potential adjustment as described in the Merger Agreement). Goodyear expects to complete the merger in the second half of 2021, however the transaction could close earlier, following and subject to the satisfaction or (to the extent permitted by applicable law) waiver of customary closing conditions, including receipt of required regulatory approvals.

The following unaudited pro forma condensed combined financial statements (“pro forma combined statements”) give effect to the merger on a combined basis. The unaudited pro forma combined statements of operations (“pro forma statement of operations”) give effect to the merger as if it had occurred on January 1, 2020 and combines the consolidated statements of operations of Goodyear and Cooper Tire for the three months ended March 31, 2021 and the year ended December 31, 2020. The unaudited pro forma combined balance sheet (“pro forma balance sheet”) gives effect to the merger as if it had occurred on March 31, 2021 and combines the consolidated balance sheets of Goodyear and Cooper Tire as of March 31, 2021. These statements and related notes, collectively referred to as “pro forma financial information”, have been prepared in accordance with Article 11 of Regulation S-X and have been derived from, and should be read in conjunction with, the accompanying notes to the pro forma combined statements and the historical consolidated financial statements and accompanying notes thereto on Form 10-K for the year ended December 31, 2020 and on Form 10-Q for the three months ended March 31, 2021 for both Goodyear and Cooper Tire.

The pro forma financial information has been prepared using the acquisition method of accounting in accordance with Accounting Standard Codification (“ASC”) 805, “Business Combinations” which requires, among other things, that assets acquired and liabilities assumed in a business combination be recognized at their fair values as of the acquisition date with limited exceptions.

The historical consolidated financial information of Goodyear and Cooper Tire has been adjusted in the pro forma combined statements to give effect to pro forma events, including the merger and related financing. The pro forma combined statements should be read in conjunction with the accompanying notes and do not reflect the costs of any integration activities or benefits that may result from the realization of future cost savings from operating efficiencies or any other synergies that may result from the merger, including income tax synergies.

The statements and related notes are being provided for illustrative purposes only and do not purport to represent what Goodyear’s actual results of operations or financial position would have been had the merger been completed on the dates indicated, nor are they necessarily indicative of Goodyear’s future results of operations or financial position for any future period following the merger. Goodyear has completed a preliminary purchase price allocation to provide an estimate of the fair values associated with certain of Cooper Tire’s assets and liabilities acquired (discussed in the notes below). A final determination of the fair value of Cooper Tire’s assets and liabilities, including intangible assets with both indefinite or finite lives, will be based on Cooper Tire’s actual assets and liabilities at closing. As the fair value analysis has not been finalized, any changes in the fair value of the net assets acquired as compared with the information shown in the pro forma combined statements may change the amount of the allocation of the total purchase consideration to goodwill and other assets and liabilities and may impact Goodyear’s statement of operations. The final purchase consideration allocation may be materially different than the preliminary purchase consideration allocation presented in the pro forma combined statements.

The accounting adjustments for the acquisition consist of those necessary to account for the acquisition and are based upon available information and certain assumptions that Goodyear believes are reasonable under the circumstances. The assumptions underlying the adjustments are described in greater detail in the accompanying notes to the pro forma combined statements. In many cases, the assumptions were based on preliminary information and estimates.

For purposes of the pro forma combined statements, Goodyear has assumed the issuance of new senior notes in the amount of $1,450 million, the proceeds of which, together with cash on hand and borrowings under our revolving credit facility, will be used to finance the cash portion of the acquisition price in the merger. We have assumed a blended interest rate of 5.10% for these notes. The adjustments related to the issuance of this debt, as well as the estimated repayment of Cooper Tire debt using existing Cooper Tire cash are shown in a separate column as “Other Adjustments”. Although Goodyear intends to fund the merger with long term financing arrangements similar to those described above, the terms of those arrangements are estimates at this time and may change based on market conditions.

1

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

	Three Months Ended March 31, 2021
(In millions, except per share amounts)	Goodyear (As Reported)	Cooper Tire (As Reported)	Reclassification Adjustments	Note		Transaction Adjustments	Note		Other Adjustments	Note		Combined Pro Forma	Note
Net Sales	$3,511	$656	$—			$(11)	5	(a)	$—			$4,156
Cost of Goods Sold	2,751	547	(10)	3	(a)	(36)	5	(b)	—			3,252
Selling, Administrative and General Expense	564	71	10	3	(a)	11	5	(c)	—			656
Rationalizations	50	—	—			—			—			50
Interest Expense	79	5	—			—	5	(d)	19	7	(e)	103
Interest Income	—	(1)	1	3	(c)	—			—			—
Other Pension and Postretirement Benefit Expense	—	3	(3)	3	(c)	—			—			—
Other (Income) Expense	34	—	2	3	(c)	(8)	5	(e)	—			28

Income before Income Taxes	33	31	—			22			(19)			67
United States and Foreign Tax Expense	15	9	—			5	5	(f)	(5)	7	(e)	24

Net Income	18	22	—			17			(14)			43
Less: Minority Shareholders’ Net Income	6	—	—			—			—			6

Company Net Income	$12	$22	$—			$17			$(14)			$37

Goodyear Net Income — Per Share of Common Stock
Basic	$0.05											$0.13	5	(g)

Weighted Average Shares Outstanding	235					46	4					281
Diluted	$0.05											$0.13	5	(g)

Weighted Average Shares Outstanding	238					46	4					284

2

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

	Year Ended December 31, 2020
(In millions, except per share amounts)	Goodyear (As Reported)	Cooper Tire (As Reported)	Reclassification Adjustments	Note		Transaction Adjustments	Note		Other Adjustments	Note		Combined Pro Forma	Note
Net Sales	$12,321	$2,521	$—			$(24)	5	(a)	$—			$14,818
Cost of Goods Sold	10,337	2,033	4	3	(a)	136	5	(b)	—			12,510
Selling, Administrative and General Expense	2,192	245	(4)	3	(a)	75	5	(c)	—			2,508
Goodwill and Other Asset Impairments	330	—	—			—			—			330
Rationalizations	159	—	12	3	(b)	—			—			171
Restructuring Expense	—	12	(12)	3	(b)	—			—			—
Interest Expense	324	23	—			(4)	5	(d)	81	7	(e)	424
Interest Income	—	(4)	4	3	(c)	—			—			—
Other Pension and Postretirement Benefit Expense	—	25	(25)	3	(c)	—			—			—
Other (Income) Expense	119	(4)	21	3	(c)	71	5	(e)	10	7	(e)	217

Income (Loss) before Income Taxes	(1,140)	191	—			(302)			(91)			(1,342)
United States and Foreign Tax Expense (Benefit)	110	47	—			(64)	5	(f)	(22)	7	(e)	71

Net Income (Loss)	(1,250)	144	—			(238)			(69)			(1,413)
Less: Minority Shareholders’ Net Income	4	1	—			—			—			5

Company Net Income (Loss)	$(1,254)	$143	$—			$(238)			$(69)			$(1,418)

Goodyear Net Income (Loss) — Per Share of Common Stock
Basic	$(5.35)											$(5.06)	5	(g)

Weighted Average Shares Outstanding	234					46	4					280
Diluted	$(5.35)											$(5.06)	5	(g)

Weighted Average Shares Outstanding	234					46	4					280

3

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET

	March 31, 2021
(In millions)	Goodyear (As Reported)	Cooper Tire (As Reported)	Reclassification Adjustments	Note		Transaction Adjustments	Note		Other Adjustments	Note		Combined Pro Forma
Assets:
Current Assets:
Cash and Cash Equivalents	$1,223	$460	$—			$(2,230)	6	(a)	$1,654	7	(a)	$1,107
Accounts Receivable	2,159	542	13	3	(d)	(4)	6	(b)	—			2,710
Notes Receivable	—	13	(13)	3	(d)	—			—			—
Inventories	2,359	447	—			224	6	(c)	—			3,030
Prepaid Expenses and Other Current Assets	207	43	60	3	(e)	(24)	6	(d)	(33)	7	(b)	253

Total Current Assets	5,948	1,505	60			(2,034)			1,621			7,100
Goodwill	395	19	—			528	6	(e)	—			942
Intangible Assets	134	94	—			901	6	(f)	—			1,129
Restricted Cash	—	60	(60)	3	(e)	—			—			—
Deferred Income Taxes	1,471	28	—			(334)	6	(g)	2	7	(b)	1,167
Investment in Joint Venture	—	54	(54)	3	(f)	—			—			—
Other Assets	938	13	86	3	(f)(l)	—			—			1,037
Operating Lease Right-of-Use Assets	826	102	—			—			—			928
Property, Plant and Equipment	6,857	1,082	—			333	6	(h)	—			8,272

Total Assets	$16,569	$2,957	$32			$(606)			$1,623			$20,575

4

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET – (Continued)

	March 31, 2021
(In millions)	Goodyear (As Reported)	Cooper Tire (As Reported)	Reclassification Adjustments	Note		Transaction Adjustments	Note		Other Adjustments	Note		Combined Pro Forma
Liabilities:
Current Liabilities:
Accounts Payable — Trade	$3,037	$337	$—			$(4)	6	(b)	$—			$3,370
Accrued Liabilities	—	246	(246)	3	(g)(i)(j)	—			—			—
Income Taxes Payable	—	8	(8)	3	(h)	—			—			—
Compensation and Benefits	548	—	77	3	(g)	2	6	(i)	—			627
Other Current Liabilities	783	—	154	3	(h)(i)	—			(17)	7	(c)	920
Notes Payable and Overdrafts	390	—	5	3	(k)	—			—			395
Short Term Borrowings	—	5	(5)	3	(k)	—			—			—
Operating Lease Liabilities due Within One Year	189	—	23	3	(j)	—			—			212
Long Term Debt and Finance Leases due Within One Year	386	21	—			—			(14)	7	(d)	393

Total Current Liabilities	5,333	617	—			(2)			(31)			5,917
Operating Lease Liabilities	667	81	—			—			—			748
Long Term Debt and Finance Leases	5,326	309	—			18	6	(j)	1,662	7	(d)	7,315
Compensation and Benefits	1,388	—	396	3	(l)	(20)	6	(k)	—			1,764
Postretirement Benefits Other than Pensions	—	220	(220)	3	(l)	—			—			—
Pension Benefits	—	144	(144)	3	(f)(l)	—			—			—
Deferred Income Taxes	86	1	—			—			—			87
Other Long Term Liabilities	483	162	—			—			—			645

Total Liabilities	13,283	1,534	32			(4)			1,631			16,476
Commitments and Contingent Liabilities
Shareholders’ Equity:
Company Shareholders’ Equity:
Common Stock
Outstanding shares	235	87	—			(41)	6	(l)	—			281
Capital Surplus	2,182	19	—			841	6	(l)	—			3,042
Retained Earnings	4,821	2,663	—			(2,748)	6	(l)	(8)	7	(b)	4,728
Accumulated Other Comprehensive Loss	(4,132)	(451)	—			451	6	(l)	—			(4,132)
Common Shares in Treasury at Cost	—	(917)	—			917	6	(l)	—			—

Company Shareholders’ Equity	3,106	1,401	—			(580)			(8)			3,919
Minority Shareholders’ Equity — Nonredeemable	180	22	—			(22)	6	(l)	—			180

Total Shareholders’ Equity	3,286	1,423	—			(602)			(8)			4,099

Total Liabilities and Shareholders’ Equity	$16,569	$2,957	$32			$(606)			$1,623			$20,575

5

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

(In millions except for per share data, unless indicated otherwise)

Note 1. DESCRIPTION OF THE MERGER

On February 22, 2021, Goodyear entered into the Merger Agreement along with Cooper Tire and Merger Sub, a direct, wholly owned subsidiary of Goodyear, pursuant to which, subject to the satisfaction or (to the extent permitted by applicable law) waiver of the conditions set forth therein, Goodyear will acquire Cooper Tire by way of the merger of Merger Sub with and into Cooper Tire, with Cooper Tire surviving the merger as a wholly owned subsidiary of Goodyear. Under the terms of the Merger Agreement, at the effective time of the merger, Cooper Tire stockholders will be entitled to receive $41.75 per share in cash and a fixed exchange ratio of 0.907 shares of Goodyear common stock per share of Cooper Tire common stock (subject to potential adjustment as described in the Merger Agreement). Goodyear expects to complete the merger in the second half of 2021, however the transaction may close earlier, following and subject to the satisfaction or (to the extent permitted by applicable law) waiver of customary closing conditions, including receipt of required regulatory approvals.

Note 2. BASIS OF PRESENTATION

The pro forma financial information has been prepared in accordance with Article 11 of Regulation S-X and has been compiled from historical consolidated financial statements prepared in accordance with U.S. generally accepted accounting principles (“GAAP”) and should be read in conjunction with the Form 10-K for the year ended December 31, 2020 and the Form 10-Q for the three months ended March 31, 2021 for both Goodyear and Cooper Tire. This pro forma financial information is presented for informational purposes only and is not necessarily indicative of what the combined company’s financial position or results of operations actually would have been had the merger been completed as of the dates indicated. In addition, this pro forma financial information does not purport to project the future financial position or operating results of the combined company.

The pro forma financial information has been prepared using the acquisition method of accounting in accordance with ASC 805, “Business Combinations” which requires, among other things, that assets acquired and liabilities assumed in a business combination be recognized at their fair values as of the acquisition date with limited exceptions. The acquisition method of accounting uses the fair value concepts defined in ASC 820, “Fair Value Measurements and Disclosures” (“ASC 820”).

ASC 820 defines fair value, establishes the framework for measuring fair value for any asset acquired or liability assumed under GAAP, and specifies a hierarchy of valuation techniques based on the nature of the inputs used to develop the fair value measurements. Fair value is defined in ASC 820 as “the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.” Fair value measurements can be highly subjective, and it is possible the application of reasonable judgement could develop different assumptions resulting in a range of alternative estimates using the same facts and circumstances.

Acquisition accounting is dependent upon certain valuations and other studies that have yet to progress to a stage where there is sufficient information for a definitive measurement. Accordingly, the pro forma adjustments included herein are preliminary and have been presented solely for the purpose of providing the pro forma financial information and will be revised as additional information becomes available and as additional analyses are performed. The process for estimating the fair values of identifiable intangible assets and certain tangible assets requires the use of judgment in determining the appropriate assumptions and estimates. Differences between preliminary estimates and the final acquisition accounting will occur and could have a material impact on the accompanying pro forma financial information and the combined company’s future results of operations and financial position. Certain amounts from the historical financial statements of Cooper Tire were reclassified to conform the presentation to that of Goodyear (see Note 3).

The total estimated purchase price has been measured using the closing market price of Goodyear common stock as of May 7, 2021 (the most practicable date used for preparation of the pro forma financial information). The final purchase price will be measured at the closing date of the merger. This will result in a per share equity value that is different from that assumed for purposes of preparing the pro forma financial information.

The pro forma financial information does not reflect any of the following:

•	cost savings,

•	operating synergies,

•	revenue enhancements,

•	costs to combine the operations of Goodyear and Cooper Tire, or

•	realization of certain income tax synergies and benefits.

Realization of certain income tax benefits that the combined company may achieve as a result of the merger are dependent on new sources of future taxable income, including potential tax planning.

6

The pro forma financial information has been compiled using Goodyear’s historical information and accounting policies and combining the assets and liabilities of Cooper Tire at their respective estimated fair values. The accounting policies of Cooper Tire may vary materially from those of Goodyear. During preparation of the pro forma financial information, Goodyear’s management has performed a preliminary analysis to identify where material differences in accounting policies may occur. Goodyear’s management will conduct a final review of Cooper Tire’s accounting policies in order to determine if further differences require adjustment or reclassification of Cooper Tire’s results of operations, assets or liabilities to conform to Goodyear’s accounting policies and classifications. As a result of this review, Goodyear’s management may identify differences that, when adjusted or reclassified, have a material impact on this pro forma financial information.

Note 3. PRO FORMA RECLASSIFICATION ADJUSTMENTS

Certain reclassifications have been recorded to Cooper Tire’s historical financial statements to conform to Goodyear’s presentation, as follows:

(a)

Cost of Goods Sold – reclassification of product liability expense (benefit) in the amount of $10 million and ($4) million from Cost of Goods Sold to Selling, Administrative and General Expense for the three months ended March 31, 2021 and the year ended December 31, 2020, respectively.

(b)	Rationalizations – reclassification from Restructuring Expense in the amount $12 million to Rationalizations for the year ended December 31, 2020.

(c)

Other (Income) Expense – reclassification from Interest Income in the amount of $1 million and from Other Pension and Postretirement Benefit Expense in the amount of $3 million to Other (Income) Expense in the amount of $2 million for the three months ended March 31, 2021. Reclassification from Interest Income in the amount of $4 million and from Other Pension and Postretirement Benefit Expense in the amount of $25 million to Other (Income) Expense in the amount of $21 million for the year ended December 31, 2020.

(d)	Accounts Receivable – reclassification of bank secured notes with maturities of six months or less in the amount of $13 million from Notes Receivable to Accounts Receivable.

(e)	Prepaid Expenses and Other Current Assets – reclassification from Restricted Cash in the amount of $60 million to Prepaid Expenses and Other Current Assets.

(f)

Other Assets – reclassification from Investment in Joint Venture in the amount of $54 million and from Pension Benefits in the amount of $32 million to Other Assets. Pension Benefits amount of $32 million relates to a domestic pension plan with plan assets in excess of projected benefit obligations.

(g)

Current Compensation and Benefits – reclassification of payroll and employee benefits and other post-retirement benefits in the amount of $77 million from Accrued Liabilities to Compensation and Benefits.

(h)	Income Taxes Payable – reclassification from Income Taxes Payable in the amount of $8 million to Other Current Liabilities.

(i)	Other Current Liabilities – reclassification from Accrued Liabilities in the amount of $146 million to Other Current Liabilities.

(j)

Operating Lease Liabilities due Within One Year – reclassification of operating lease liabilities in the amount of $23 million from Accrued Liabilities to Operating Lease Liabilities due Within One Year.

(k)	Notes Payable and Overdrafts – reclassification from Short Term Borrowings in the amount of $5 million to Notes Payable and Overdrafts.

(l)

Non-Current Compensation and Benefits – reclassification from Postretirement Benefits Other than Pensions in the amount of $220 million and from Pension Benefits in the amount of $176 million to Compensation and Benefits net of the $32 million reclassified to Other Assets.

7

Note 4. ESTIMATED PURCHASE PRICE CONSIDERATION AND PRELIMINARY ALLOCATION

Estimated Merger Consideration

The estimated merger consideration for the purpose of this pro forma financial information is $3.1 billion.

The calculation of the estimated merger consideration is as follows:

(In millions, except share and per share amounts)	Shares	Per Share (4)	Total
Estimated cash paid for Cooper Tire Shares(1)			$2,120
Estimated shares of Goodyear Common Stock issued to Cooper Tire Stockholders(2)	46,062,083	$19.67	906
Estimated cash paid for other Cooper Tire incentive compensation awards(3)			33

Preliminary estimated merger consideration			$3,059

(1)

The cash component of the estimated merger consideration is computed based on 100% of the outstanding shares of Cooper Tire common stock, including shares issuable pursuant to the conversion of certain equity-based awards outstanding under Cooper Tire’s equity-based incentive compensation plans (“Cooper Tire Shares”), being exchanged, in part, for the per share cash amount of $41.75. Awards outstanding under Cooper Tire equity-based incentive compensation plans to be converted include Cooper Tire restricted stock units and Cooper Tire performance stock units. These Cooper Tire equity-based awards will be canceled and each share equivalent unit will be converted, as appropriate, into the merger consideration.

(In millions, except share and per share amounts)	Shares	Per Share	Total
Shares of Cooper Tire Common Stock outstanding as of May 7, 2021	50,523,922
Shares issuable pursuant to conversion of share units outstanding under Cooper Tire equity-based compensation plans	261,175

Cooper Tire Shares	50,785,097	$41.75	$2,120

(2)

The stock consideration component of the estimated merger consideration is computed based on 100% of the Cooper Tire Shares being exchanged for shares of Goodyear common stock at an exchange ratio of 0.907 to one.

	Shares	Exchange Ratio	Total
Cooper Tire Shares	50,785,097	0.907	46,062,083

(3)

Estimated cash consideration for the settlement of outstanding Cooper Tire stock options, which will not convert to outstanding shares of Cooper Tire common stock, as well as Cooper Tire performance cash units and Cooper Tire notional deferred stock units, all of which will be cancelled and assumed to be paid out at or near the closing date of the merger.

(4)	Represents closing market price of Goodyear common stock as of May 7, 2021.

Preliminary Purchase Price Allocation

Under the acquisition method of accounting, the identifiable assets acquired and liabilities assumed of Cooper Tire are recognized and measured at fair value. The allocation is dependent upon certain valuation and other studies that have not yet been completed. Accordingly, the pro forma purchase price allocation is subject to further adjustments as additional information becomes available and as additional analyses and final valuations are completed, and these adjustment could be material.

8

The following table sets forth a preliminary allocation of the estimated merger consideration to the identifiable tangible and intangible assets acquired and liabilities assumed of Cooper Tire based on Cooper Tire’s audited consolidated balance sheet as of March 31, 2021, as reclassified; with the excess recorded to goodwill:

(In millions)
Cash and Cash Equivalents(a)	$269
Accounts Receivable	555
Inventories(b)	671
Prepaid Expenses and Other Current Assets	103
Property, Plant and Equipment(c)	1,415
Goodwill	547
Intangible Assets(d)	995
Other Non-Current Assets(e)	201

4,756
Accounts Payable - Trade	(337)
Other Current Liabilities(f)	(170)
Current and Non-Current Compensation and Benefits(g)	(455)
Current and Non-Current Debt, Finance Leases and Notes Payable and Overdrafts(h)	(169)
Deferred Tax Liabilities, net(i)	(323)
Other Non-Current Liabilities	(243)

(1,697)

Estimated Merger Consideration(j)	$3,059

(a)	Cash and Cash Equivalents

Cooper Tire plans to pay off debt totaling $184 million and settle interest rate swaps of $7 million using cash on hand prior to the close of the merger.

(b)	Inventories

Adjustments to inventory totaling $224 million are comprised of $109 million to adjust LIFO inventory to a current cost basis and $115 million to step-up inventory to estimated fair value. Goodyear has eliminated the LIFO reserve on Cooper Tire’s U.S. inventories as Goodyear determines the value of its inventory using the first-in, first-out or the average cost method.

To estimate the fair value of inventory, Goodyear considered the components of Cooper Tire’s inventory, as well as estimates of selling prices and selling and distribution costs that were based on Cooper Tire’s historical experience.

(c)	Property, Plant and Equipment

Fair value adjustments to property, plant and equipment totaling $333 million are comprised of increasing Cooper Tire’s historical property, plant and equipment net book value of $1,082 million to the preliminary estimate of the fair value of property, plant and equipment acquired of $1,415 million. This estimate is based on other comparable acquisitions and historical experience, and expectations as to the duration of time Goodyear expects to realize benefits from those assets, as Goodyear does not yet have sufficient information as to the condition of Cooper Tire’s fixed assets.

9

(d)	Intangible Assets

The estimated fair values of identifiable intangible assets to be acquired were prepared using an income valuation approach, which requires a forecast of expected future cash flows either through the use of the relief-from-royalty method or the multi-period excess earnings method. The estimated useful lives are based on Goodyear’s historical experience and expectations as to the duration of time Goodyear expects to realize benefits from those assets. These estimated fair values are considered preliminary and are subject to change upon completion of the final valuation. Changes in fair value of the acquired intangible assets may be material. The estimated fair value of the identifiable intangible assets, their estimated useful lives and valuation methodology are as follows:

(In millions)	Fair value	Useful life	Valuation method
Trade names (indefinite-lived)	$305	N/A	Relief-from-royalty
Trade names (definite-lived)	25	5-10	Relief-from-royalty
Customer relationships	620	10-15	Multi-period excess earnings
Developed technology	45	5-10	Relief-from-royalty

	$995

(e)	Other Non-Current Assets

Other Non-Current Assets consists of Investment in Joint Venture of $54 million, Other Assets of $13 million, Operating Lease Right-of-Use Assets of $102 million and Pension Benefits of $32 million.

(f)	Other Current Liabilities

Other Current Liabilities consists of Accrued Liabilities of $146 million, Operating Lease Liabilities Due within One Year of $23 million and Income Tax Payable of $8 million. This is partially offset by interest rate swaps of $7 million that will be settled at the time of the merger.

(g)	Current and Non-Current Compensation and Benefits

Includes Cooper Tire’s historical compensation and benefits, increases in unfunded pension obligations of $4 million and accrued wages of $6 million for lump sum payments. This is partially offset by a $28 million reduction of the liability of certain long term incentive awards and deferred compensation accrued at March 31, 2021. Refer to Notes 6(i) and 6(k) for further information.

(h)	Current and Non-Current Debt, Finance Leases and Notes Payable and Overdrafts

The fair value estimates of Cooper Tire’s existing debt and short term borrowings that will be assumed in the merger totals $169 million, excluding the amount of debt Cooper Tire plans to pay off using cash on hand prior to the close of the merger totaling $184 million and including the fair market value adjustment of $18 million. Refer to Note 7(d) for further information.

(i)	Deferred Tax Liabilities, net

Includes Cooper Tire’s historical deferred tax assets of $28 million and liabilities of ($1) million and the transaction adjustment of ($350) million as described in Note 6(g).

(j)	Total estimated merger consideration

The final merger consideration could significantly differ from the amounts presented in the pro forma financial information due to movements in the price of Goodyear common stock up to the closing date of the merger. A sensitivity analysis related to the fluctuation in the price of Goodyear common stock was performed to assess the impact a hypothetical change of 15% on the closing price of Goodyear common stock at May 7, 2021 would have on the estimated merger consideration and goodwill as of the closing date of the merger and is summarized as follows:

(In millions, except per share amounts)	Share Price	Estimated Merger Consideration	Goodwill
Increase of 15%	$22.62	$3,518	$629
Decrease of 15%	16.72	2,600	465

10

Note 5. PRO FORMA STATEMENT OF OPERATIONS TRANSACTION ADJUSTMENTS

The pro forma financial information has been prepared using Cooper Tire’s publicly available financial statements and disclosures, as well as certain assumptions made by Goodyear. Estimates of the fair value of assets acquired and liabilities assumed are described in Note 4. For information on adjustments not included in the pro forma financial information, see Note 8.

(a)	Net Sales – Reflects the adjustment for certain product sales between Goodyear and Cooper Tire which would be eliminated in consolidation.

(b)	Cost of Goods Sold

(In millions)	Transaction Adjustments for the Three Months Ended March 31, 2021	Transaction Adjustments for the Year Ended December 31, 2020
Elimination of Net Sales between Goodyear and Cooper Tire	$(11)	$(24)
Elimination of Cooper Tire’s historical depreciation on Property, Plant and Equipment	(35)	(131)
Estimated depreciation for acquired Property, Plant and Equipment	42	166
Elimination of change in LIFO reserve	(32)	10
Additional expense related to step-up of inventory	—	115

Total pro forma adjustment to Cost of Goods Sold	$(36)	$136

(c)	Selling, Administrative and General Expense

(In millions)	Transaction Adjustments for the Three Months Ended March 31, 2021	Transaction Adjustments for the Year Ended December 31, 2020
Elimination of Cooper Tire’s historical depreciation on Property, Plant and Equipment	$(2)	$(7)
Estimated depreciation for acquired Property, Plant and Equipment	2	9
Elimination of Cooper Tire’s historical Intangible Asset amortization	(5)	(21)
Estimated amortization for acquired Intangible Assets	16	64
Executive severance and employee retention	—	30

Total pro forma adjustment to Selling, Administrative and General Expense	$11	$75

The depreciation expense related to Property, Plant and Equipment and the amortization expense related to acquired Intangible Assets is based on estimated fair value amortized over the respective estimated remaining useful lives. Executive severance and employee retention reflects the estimated expense related to the change-in-control provisions associated with the executive severance plan and retention benefits anticipated as a result of the merger. Goodyear believes the fair value of accounts receivable acquired will be fully collected within the first year therefore no reserve for current expected credit losses has been reflected in the pro forma statements of operations.

(d)	Interest Expense

(In millions)	Transaction Adjustments for the Three Months Ended March 31, 2021	Transaction Adjustments for the Year Ended December 31 ,2020
Elimination of Cooper Tire’s historical Interest Expense on debt not assumed	$(1)	(7)
Amortization of fair value adjustment on Cooper Tire debt	1	3

Total pro forma adjustment to Interest Expense	$—	(4)

11

(e)	Other (Income) Expense

Actual acquisition-related transaction costs of $8 million for the first quarter of 2021 were eliminated as of March 31, 2021 to reflect the assumed closing of the transaction as of January 1, 2020 for purposes of these pro forma combined statements. Estimated acquisition-related costs totaling $71 million were included in the pro forma statement of operations for the year ended December 31, 2020, which include investment banker, advisory, legal, valuation and other professional fees.

(f)	United States and Foreign Tax Expense

This adjustment reflects the income tax expense/benefit effects of the transaction-related adjustments based on applicable statutory tax rates. The tax rates used for this pro forma financial information are an estimate, and therefore, the blended rate will likely vary from the actual effective rate in periods subsequent to the completion of the merger. A pro forma blended statutory tax rate of 24.0% was used in determining the tax impact of certain pro forma adjustments. This rate was estimated using the statutory income tax rate for Goodyear and Cooper Tire, weighted based on respective income (loss) before income taxes. The adjusted statutory income tax rate for Goodyear and Cooper Tire is based on the U.S. statutory income tax rate of 21%, plus 3% related to the tax rate impact of state and local income taxes and income taxes of non-U.S. operations. Income tax has not been calculated on approximately $34 million of transaction costs that are estimated to be capitalizable for income tax purposes for the year ended December 31, 2020.

(g)	Company Net Income (Loss) Per Common Share

Pro forma net income (loss) per common share for the three months ended March 31, 2021 and for the year ended December 31, 2020, has been calculated based on the estimated weighted-average number of common shares outstanding on a pro forma basis, as described below. The pro forma weighted-average shares outstanding have been calculated as if the acquisition-related shares had been issued and outstanding and outstanding Cooper Tire shares canceled as of January 1, 2020. For additional information on the calculation of acquisition-related shares, see Note 4.

	Three months ended March 31, 2021		Year ended December 31, 2020
(In millions, except per share amounts)	Goodyear (As Reported)	Combined Pro Forma	Goodyear (As Reported)	Combined Pro Forma
Net Income (Loss) attributable to common shareholders	$12	$37	$(1,254)	$(1,418)
Weighted-average number of common shares outstanding - diluted	238	284	234	280
Less dilutive effect of stock options and restricted awards(1)	(3)	(3)	—	—

Weighted-average number of common shares outstanding - basic	235	281	234	280

Income (Loss) per common share
Diluted	$0.05	$0.13	$(5.35)	$(5.06)
Basic	0.05	0.13	(5.35)	(5.06)

(1)	Due to the Goodyear and Combined net loss in 2020, dilutive securities for December 31, 2020 were not included as they would be anti-dilutive.

Note 6. PRO FORMA BALANCE SHEET TRANSACTION ADJUSTMENTS

The pro forma financial information has been prepared using Cooper Tire’s publicly available financial statements and disclosures, as well as certain assumptions made by Goodyear. Estimates of the fair value of assets acquired and liabilities assumed are described in Note 4. For information on adjustments not included in the pro forma combined statements, see Note 8.

(a)	Cash and Cash Equivalents

(In millions)	March 31, 2021
Cash component of merger consideration (Note 4)	$(2,153)
Cash paid for transaction expenses(1)	(71)
Cash paid for employee retention	(6)

Total pro forma adjustment to Cash and Cash equivalents	$(2,230)

(1)

Acquisition-related transaction costs, such as investment banker, advisory, legal, valuation and other professional fees are not included as a component of consideration transferred but are expensed as incurred.

12

(b)	Accounts Receivable and Accounts Payable-Trade

Reflects the elimination of $4 million between Accounts Receivable and Accounts Payable for amounts due to and due from Goodyear and Cooper Tire which would be eliminated in consolidation.

(c)	Inventories

Reflects the preliminary purchase accounting adjustment for inventories based on the acquisition method of accounting. Goodyear has eliminated the LIFO reserve on Cooper Tire’s U.S. inventories as Goodyear determines the value of its inventory using the first-in, first-out or the average cost method.

(In millions)	March 31, 2021
Eliminate LIFO reserve	$109
Estimated fair value adjustment	115

Total adjustments to Inventory	$224

(d)	Prepaid Expenses and Other Current Assets

Reflects the estimated amount paid from a rabbi trust at or near the assumed closing related to the change-in-control provisions associated with the executive severance plan.

(e)	Goodwill

Reflects the elimination of Cooper Tire’s historical goodwill and the capitalization of the preliminary goodwill for the estimated merger consideration in excess of the estimated fair value of net assets acquired. Refer to Note 4 for additional information on the goodwill expected to be recognized.

(In millions)	March 31, 2021
Elimination of Cooper Tire’s historical Goodwill	$(19)
Preliminary Goodwill in connection with the merger	547

Total adjustments to Goodwill	$528

(f)	Intangible Assets

Reflects the preliminary purchase accounting adjustment for estimated intangibles based on the acquisition method of accounting. Refer to Note 4 for additional information on the estimated acquired intangible assets expected to be recognized.

(In millions)	March 31, 2021
Elimination of Cooper Tire’s historical Intangible Assets	$(94)
Estimated fair value of acquired Intangible Assets	995

Total adjustments to Intangible Assets	$901

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(g)	Deferred Income Taxes

This adjustment reflects the deferred tax assets and deferred tax liabilities resulting from the pro forma fair value adjustments of the acquired assets and assumed liabilities based on the applicable statutory tax rates for the U.S. and non-U.S. locations associated with the respective purchase price allocation and transaction related expenses. The originating net deferred tax liability is primarily related to the preliminary purchase price allocation associated with the acquired intangible assets.

	March 31, 2021
(In millions)		24% Blended Statutory Tax Rate
Preliminary Purchase Allocation:
Total adjustments to Inventory	$224
Total adjustments to Intangibles	901
Total adjustments to Property, Plant and Equipment	333
Total adjustments to Current Compensation and Benefits	(2)
Total adjustments to Long Term Debt and Finances Leases	(18)
Total adjustments to Non Current Compensation and Benefits	20

Taxable purchase allocation adjustments	$1,458	$350

Transactions costs	$(71)
Capitalizable portion of transaction costs	34
Executive severance and employee retention	(30)

	$(67)	(16)

Adjustments to Deferred Income Taxes		$334

(h)	Property, Plant and Equipment

Reflects the preliminary purchase accounting adjustment for Property, Plant and Equipment based on the acquisition method of accounting. Refer to Note 4 for additional information on the estimated fair value of the Property, Plant and Equipment expected to be recognized.

(In millions)	March 31, 2021
Elimination of Cooper Tire’s Property, Plant and Equipment – carrying value	$(1,082)
Property, Plant and Equipment – fair value	1,415

Adjustments to Property, Plant and Equipment	$333

(i)	Current Compensation and Benefits

Adjustments totaling $2 million reflect the preliminary estimated increase in accrued wages from annual lump sums to be paid to active employees represented by the United Steelworkers (“USW”) at certain manufacturing locations of Cooper Tire, as required by the applicable existing agreements between the USW and Cooper Tire.

(j)	Long Term Debt and Finance Leases

Total adjustments of $18 million have been recorded in relation to Cooper Tire’s existing debt that will be assumed by Goodyear in the merger to adjust the assumed debt to fair market value.

(k)	Non-Current Compensation and Benefits

Adjustments totaling $20 million reflect a $28 million reduction in the liability of certain long term incentive awards and deferred compensation accrued at March 31, 2021. This is partially offset by increases in unfunded pension obligations as a result of increases to pension benefit multipliers of $4 million and accrued wages from future annual lump sums to be paid to active employees represented by the USW at certain manufacturing locations of Cooper Tire of $4 million, both as required by the applicable existing agreements between the USW and Cooper Tire.

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(l)	Shareholders’ Equity

Total Cooper Tire common stock outstanding was exchanged for Goodyear common stock at an exchange ratio of 0.907 to one, which totaled 46.1 million shares at May 7, 2021, the estimated fair value of which is $906 million, based on Goodyear’s per share closing price as of May 7, 2021, or $19.67 per share. The following depicts the equity value consideration of $906 million offset by the elimination of Cooper Tire equity balances.

(In millions)	Transaction Adjustments	Total
Issuance of Goodyear common stock based on exchange ratio of 0.907 per share (no par value)	$46
Eliminate Cooper Tire’s historical common stock	(87)

Common stock transaction adjustment		$(41)
Record Capital Surplus related to fair value of share consideration paid	860
Eliminate Cooper Tire’s historical capital surplus	(19)

Capital surplus transaction adjustment		841
Eliminate Cooper Tire’s historical treasury stock	917

Treasury stock transaction adjustment		917
Record executive severance and employee retention, net of tax	(23)
Record estimated other transaction related costs, net of tax	(62)
Eliminate Cooper Tire’s historical retained earnings	(2,663)

Retained earnings transaction adjustments		(2,748)
Eliminate Cooper Tire’s historical accumulated other comprehensive loss	451

Accumulated other comprehensive loss transaction adjustment		451
Eliminate Cooper Tire’s historical nonredeemable shareholder’s equity	(22)

Nonredeemable shareholder’s equity transaction adjustment		(22)

Shareholders’ equity transaction adjustments		$(602)

Note 7. OTHER ADJUSTMENTS

Other adjustments consist of transactions anticipated to occur related to the merger but outside of the merger transaction as follows:

(a)	Cash and Cash Equivalents

(In millions)	March 31, 2021
Cash proceeds from issuing new senior notes	$1,450
Financing fees paid for new senior notes	(18)
Borrowing on revolving credit facility	400
Rabbi trust(1)	33
Additional Cooper Tire funding of rabbi trust	(10)
Termination of interest rate swap arrangements for Cooper Tire debt not assumed	(7)
Bridge Facility loan fees	(10)
Repayment of Cooper Tire outstanding debt not assumed	(184)

Total pro forma adjustment to Cash and Cash Equivalents	$1,654

(1)	Cash received from the rabbi trust for amounts already reflected as merger consideration payments that are associated with the executive severance plans.

(b)	Prepaid Expenses and Other Current Assets

Cooper Tire is a party to a trust agreement, which is intended to provide funding for benefits payable to directors, executive officers and certain other employees under several Cooper Tire plans and agreements. The execution of the Merger Agreement constituted a “potential change in control” under such plans and agreements and, as a result, Cooper Tire was required to fund, shortly after the execution of the Merger Agreement, the estimated value of the payments to be made to the beneficiaries under the trust agreement, determined in accordance with the funding requirements under the applicable plans and agreements. The adjustment reflects $33 million of cash to be received from the rabbi trust from amounts already reflected as merger consideration payments, partially offset by $10 million of additional payments to be made to the rabbi trust by Cooper Tire to reflect the current estimated value of change-in-control provisions associated with the executive severance plans. Other Adjustments also include the elimination of $10 million ($8 million after tax) of deferred expense related to the Bridge Facility loan fees.

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(c)	Other Current Liabilities

Other Current Liabilities includes payment of Bridge Facility loan fees in the amount of $10 million and termination of interest rate swap arrangements related to Cooper Tire’s outstanding long term debt not assumed in the amount of $7 million.

(d)	Notes Payable and Overdrafts, Long Term Debt and Finance Leases due Within One Year and Long Term Debt and Finance Leases

Bridge Facility financing and issuance of new debt

Goodyear obtained a commitment letter for a senior unsecured 364-day bridge term loan facility (the “Bridge Facility”) of up to approximately $2.3 billion. Goodyear plans to issue long term financing prior to the completion of the merger and thus, for purposes of the pro forma combined statements, Goodyear has assumed the issuance of new senior notes in the amount of $1,450 million, the proceeds of which, together with cash on hand and borrowings under our revolving credit facility, will be used to finance the cash portion of the acquisition price in the merger, less $18 million of deferred financing fees. We have assumed a blended interest rate of 5.10% for these notes. We have also assumed that Goodyear will draw $400 million on our revolving credit facility and will not draw on the Bridge Facility for purposes of the pro forma combined statements. Although Goodyear intends to fund the merger with long term financing arrangements similar to those described above, the terms of those arrangements are estimates at this time and may change based on market conditions.

Repayment of Cooper Tire’s outstanding debt not assumed

(In millions)	March 31, 2021
Elimination of Cooper Tire’s Current Portion of Long Term Debt	$(14)
Elimination of certain of Cooper Tire’s Long Term Debt	(170)

Elimination of Cooper Tire’s existing debt	$(184)

(e)	Interest Expense / Other (Income) Expense and United States and Foreign Tax Expense

The adjustment to record pro forma interest expense of $19 million and $81 million for the three months ending March 31, 2021 and year ending December 31, 2020, respectively, is based on the assumption that the new senior notes were issued, and we borrowed $400 million on the revolving credit facility, on January 1, 2020. The interest rate assumed on the notes is a blended rate of 5.10% and on the revolving credit facility is one-month LIBOR of 0.10% at May 7, 2021 plus 125 basis points. Interest expense for the year ended December 31, 2020 also includes amortization of deferred financing fees related to the senior notes of $2 million. The interest that Goodyear will ultimately pay once long term financing is obtained may vary materially from what is assumed in the pro forma financial information and will be based on the actual contractual terms of the long term financing.

If the blended interest rate used in determining interest expense associated with the new senior notes were to increase or decrease by 12.5 basis points, it would impact interest expense by $1 million and $2 million for the three months ended March 31, 2021 and year ended December 31, 2020, respectively. If the LIBOR rate used in determining interest expense associated with the revolving credit facility were to increase or decrease by 12.5 basis points, it would not have a material impact on interest expense for either the three months ended March 31, 2021 or the year ended December 31, 2020.

Other (Income) Expense for the year ended December 31, 2020 includes arrangement fees related to the Bridge Facility of $10 million.

A tax rate of 24.0% was used in relation to interest expense and other expense associated with the Bridge Facility and senior notes as this debt will reside in the U.S.

Note 8. UNADJUSTED PRO FORMA BALANCES

Legal and environmental contingencies

At this time, Goodyear does not have sufficient information as to the details of Cooper Tire’s legal proceedings, product liability claims, environmental matters and other such information to make a reasonable preliminary estimate of fair value. The valuation effort could require intimate knowledge of complex legal matters and associated defense strategies. Therefore, no adjustment has been recorded to modify the current book value as determined by Cooper Tire.

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